      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 4, 1997


                                                      REGISTRATION NO. 333-25365
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             3DFX INTERACTIVE, INC.
             (Exact name of Registrant as specified in its charter)
                            ------------------------

          CALIFORNIA                         3674                         77-0390421
 (State or other jurisdiction    (Primary Standard Industrial          (I.R.S. Employer
              of
incorporation or organization)   Classification Code Number)        Identification Number)

                            ------------------------

                             3DFX INTERACTIVE, INC.
                               4435 FORTRAN DRIVE
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 935-4400
   (Address and telephone number of Registrant's principal executive offices)
                            ------------------------

                                 GARY P. MARTIN
                       VICE PRESIDENT, ADMINISTRATION AND
                            CHIEF FINANCIAL OFFICER
                             3DFX INTERACTIVE, INC.
                               4435 FORTRAN DRIVE
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 935-4400
      (Name, address and telephone number of agent for service of process)
                            ------------------------

                                   Copies to:

            ROBERT P. LATTA, ESQ.                       THOMAS A. BEVILACQUA, ESQ.
      WILSON SONSINI GOODRICH & ROSATI                BROBECK PHLEGER & HARRISON LLP
          PROFESSIONAL CORPORATION                         TWO EMBARCADERO PLACE
             650 PAGE MILL ROAD                               2200 GENG ROAD
             PALO ALTO, CA 94304                            PALO ALTO, CA 94303
               (415) 493-9300                                 (415) 424-0160

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

==============================================================================================

                                                          PROPOSED MAXIMUM
                 TITLE OF EACH CLASS OF                      AGGREGATE          AMOUNT OF
              SECURITIES TO BE REGISTERED                OFFERING PRICE(1)   REGISTRATION FEE
----------------------------------------------------------------------------------------------
Common Stock, no par value..............................    $41,055,000         $12,441(2)
==============================================================================================

(1) Estimated solely for the purpose of computing the amount of the registration fee. The estimate is made pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

(2) Previously paid.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JUNE 4, 1997


                                      LOGO

                                3,000,000 SHARES

                                  COMMON STOCK


     All of the 3,000,000 shares of Common Stock offered hereby are being sold by 3Dfx Interactive, Inc. ("3Dfx" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently anticipated that Electronic Arts Inc. ("Electronic Arts") will purchase from the Underwriters $3.0 million of the shares of Common Stock
offered hereby at a price per share of $       (the Price to Public less the
Underwriting Discounts and Commissions). See "Investment By Electronic Arts." It is currently estimated that the initial public offering price will be between $9.00 and $11.00 per share. See "Underwriting" for information relating to the method of determining the initial public offering price.

                            ------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING AT PAGE 6.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================================

                                                                 UNDERWRITING
                                                  PRICE TO      DISCOUNTS AND     PROCEEDS TO
                                                   PUBLIC        COMMISSIONS       COMPANY(1)
------------------------------------------------------------------------------------------------
Per Share....................................        $                $                $
------------------------------------------------------------------------------------------------
Total(2).....................................        $                $                $
================================================================================================

(1) Before deducting expenses payable by the Company, estimated at $700,000.

(2) The Company has granted the Underwriters a 30-day option to purchase up to an additional 450,000 shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and
    Proceeds to Company will be $          , $          and $          ,
    respectively.
                           -------------------------

     The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of Robertson, Stephens & Company LLC ("Robertson, Stephens &
Company"), San Francisco, California, on or about             , 1997.

ROBERTSON, STEPHENS & COMPANY
                                   MONTGOMERY SECURITIES
                                                                  UBS SECURITIES

               The date of this Prospectus is             , 1997

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER ALLOT IN CONNECTION WITH THE OFFERING, MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET AND MAY IMPOSE PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES SEE "UNDERWRITING."

Image courtesy of GameFx(C) 1997 GameFx.

     NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

     UNTIL           , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                            ------------------------

                               TABLE OF CONTENTS

                                                                                      PAGE
                                                                                      -----
Summary...........................................................................        4
Risk Factors......................................................................        6
Investment by Electronic Arts.....................................................       20
Use of Proceeds...................................................................       20
Dividend Policy...................................................................       20
Capitalization....................................................................       21
Dilution..........................................................................       22
Selected Financial Data...........................................................       23
Management's Discussion and Analysis of Financial Condition and Results of
  Operations......................................................................       24
Business..........................................................................       32
Management........................................................................       50
Certain Transactions..............................................................       59
Principal Shareholders............................................................       60
Description of Capital Stock......................................................       62
Shares Eligible for Future Sale...................................................       64
Underwriting......................................................................       66
Legal Matters.....................................................................       68
Experts...........................................................................       68
Additional Information............................................................       68
Index to Financial Statements.....................................................      F-1

                            ------------------------

     The Company intends to furnish its shareholders with annual reports containing audited financial statements examined by an independent public accounting firm and quarterly reports for the first three quarters of each year containing interim unaudited financial information. Upon completion of the offering contemplated hereby, the Company will be subject to the informational requirements of the Securities and Exchange Act of 1934, and in accordance therewith, will be filing reports and other information with the Securities and Exchange Commission.

     Glide, Obsidian, Voodoo Graphics and Voodoo Rush and the 3Dfx logo are trademarks of the Company. All other trademarks or tradenames referred to in this Prospectus are the property of their respective owners.

     The Company was incorporated in California in August 1994. The Company's executive offices are located at 4435 Fortran Drive, San Jose, California 95134 and its telephone number at that address is (408) 935-4400.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Prospective investors should consider carefully the information discussed under "Risk Factors." This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

     3Dfx Interactive is a leading developer of high performance, cost-effective 3D media processors, software and related technology for the interactive electronic entertainment market. The Company has developed 3D technology that enables a highly immersive, interactive and realistic 3D experience across multiple hardware entertainment platforms. Furthermore, the Company's technology facilitates the virtually seamless portability of software content across the three primary interactive electronic entertainment platforms: the PC, the home game console and the coin-operated ("coin-op") arcade system. The Company's strategy is to provide a 3D media processor solution comprised of hardware and embedded software designed around a common architecture that will become the standard graphics engine for the interactive electronic entertainment market. The Company believes that the benefits of its technology, coupled with its software content strategy, provide powerful incentives for the leading PC original equipment manufacturers ("OEMs") and entertainment hardware manufacturers to utilize the 3Dfx solution.

     The growth of the interactive electronic entertainment market has been constrained by the absence of a high performance, cost-effective 3D solution, the lack of an architecture that facilitates virtually seamless porting across the three primary platforms and the limited number of high quality 3D software titles. The implementation of 3D graphics is extremely complex and mathematically intensive and requires significant computing power. Consequently, despite the desirability of 3D graphics, high quality 3D continues to remain a niche technology not prevalent outside of high-end engineering workstation and professional applications. To date, attempts to bring high quality, affordable 3D solutions to the entertainment market have required consumers to accept a trade-off between visual realism, or fill rate, and gaming performance, or frame rate. Today, the interactive electronic entertainment industry is demanding a no-compromise 3D solution that will deliver both visual realism and performance at a cost-effective price. The solution must also drive content development by enabling developers to create a new generation of high quality 3D software that delivers a realistic and immersive experience.

     The Company's technology is optimized to alleviate the traditional consumer trade-off between visual quality and gaming performance by providing a 3D solution with both high fill rates and frame rates. To that end, the Company's technology enables a highly immersive, interactive 3D experience with compelling graphics, realistic motion and complex character and scene interaction at real time frame rates. In addition, the Company's technology embodies a single hardware/software architecture that can be deployed as the graphics engine for each of the three primary interactive electronic entertainment platforms. To promote the rapid adoption of its products, the Company's architecture supports most industry standard 3D application programming interfaces ("APIs"), including Apple Computer's Rave3D, Argonaut's BRender, Criterion's Renderware, Intel's 3DR, Microsoft's Direct3D and Silicon Graphics' OpenGL. Additionally, the Company has developed Glide, its proprietary low-level 3D API, which facilitates the virtually seamless portability of software content across multiple entertainment platforms utilizing the Company's 3D media processor, thereby leveraging the significant development and marketing expenses associated with a given title.

     Voodoo Graphics, the Company's first product, and subsequent 3D media processors now under development are designed around a common architecture to be utilized as the graphics engine for PCs and coin-op arcade systems. For PC applications, Diamond Multimedia Systems, Inc. ("Diamond") and Orchid Technology ("Orchid") have each introduced consumer multimedia add-in cards incorporating the Company's 3D media processor for sale in the retail channel and for incorporation into PCs manufactured by, among others, Apricot/Mitsubishi, Falcon Northwest, Hewlett-Packard and NEC. In the coin-op arcade market, the Voodoo Graphics 3D media processor is being utilized by Acclaim, Kaneko, Midway Games and Taito, among others. Voodoo Graphics technology is also the basis for the 3D media processor chipset that the Company is developing for license to Sega Enterprises, Ltd. ("Sega") for use in Sega's next generation consumer home game console. The Company's second product, Voodoo Rush, is designed to incorporate a 3D/2D solution into a single personal computer interface ("PCI") board. Voodoo Rush began sampling in November 1996 and limited commercial shipments are expected in the second quarter of 1997. The Company has commenced development of Banshee, which is intended to be a high performance, fully-featured single chip, 3D/2D media processor for the PC and coin-op arcade markets. The Company expects to begin commercial shipments of Banshee in the first quarter of 1998. All of the Company's products are manufactured, assembled, tested and packaged by third-party suppliers.

                                  THE OFFERING

Common stock offered by the
Company.............................     3,000,000 shares

Common stock outstanding after the
  offering..........................     12,086,176 shares(1)

Use of proceeds.....................     For working capital and other general
                                         corporate purposes, including expansion
                                         of sales and marketing and research and
                                         product development efforts and
                                         financing of accounts receivable and
                                         inventories, and for capital
                                         expenditures. See "Use of Proceeds."

Proposed Nasdaq National Market
symbol..............................     TDFX

                             SUMMARY FINANCIAL DATA
                     (in thousands, except per share data)

                                                                       YEAR ENDED DECEMBER         THREE MONTHS
                                                                               31,                ENDED MARCH 31,
                                                                       --------------------     -------------------
                                                                        1995         1996        1996        1997
                                                                       -------     --------     -------     -------
STATEMENT OF OPERATIONS DATA:
Total revenues(2)....................................................  $    --     $  6,390     $    --     $ 5,247
Loss from operations.................................................   (5,106)     (14,810)     (2,687)     (1,134)
Net loss.............................................................   (5,039)     (14,751)     (2,652)     (1,161)
Pro forma net loss per share(3)......................................              $  (1.53)                $ (0.11)
Shares used in pro forma net loss per share calculations(3)..........                 9,627                  10,386

                                                                                      MARCH 31, 1997
                                                                       ---------------------------------------------
                                                                        ACTUAL    PRO FORMA(4)     AS ADJUSTED(4)(5)
                                                                       --------   ------------     -----------------
BALANCE SHEET DATA:
Cash and cash equivalents............................................  $  4,141     $  4,193            $31,393
Working capital......................................................     6,049        6,101             33,301
Total assets.........................................................    15,586       15,638             42,838
Capitalized lease obligations, less current portion..................       468          468                468
Accumulated deficit..................................................   (20,951)     (20,951)           (20,951)
Total shareholders' equity...........................................     9,146        9,198             36,398

------------

(1) Based on shares outstanding as of March 31, 1997. Excludes (i) 1,875,461 shares of Common Stock issuable upon exercise of options outstanding as of March 31, 1997, with a weighted average exercise price of $2.72 per share,
    (ii) 77,159 shares of Common Stock issuable upon exercise of warrants outstanding as of March 31, 1997, with a weighted average exercise price of $3.24 per share and (iii) 1,124,307 shares of Common Stock reserved for future issuance under the Company's stock plans. See "Management -- Stock Plans," "Description of Capital Stock" and Notes 5 and 6 of Notes to Financial Statements.

(2) Total revenues for the three months ended March 31, 1997 include $750,000 of development contract revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

(3) See Note 1 of Notes to Financial Statements for an explanation of shares used in pro forma net loss per share calculations.

(4) Pro forma information gives effect to the issuance of 95,010 shares of Common Stock upon the exercise of warrants that expire automatically upon the closing of this offering.

(5) Adjusted to give effect to the sale of 3,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $10.00 per share and the application of the estimated net proceeds therefrom after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company. See "Use of Proceeds" and "Capitalization."
                            ------------------------

     Except as set forth in the financial statements or as otherwise indicated herein, all information in this Prospectus (i) reflects an increase in the authorized shares of Common Stock to 50,000,000 shares effected in April 1997,
(ii) reflects the May 1997 1-for-2 reverse stock split, (iii) reflects the conversion of all of the Company's outstanding shares of Preferred Stock into shares of Common Stock, which will occur automatically upon the closing of this offering, (iv) reflects the filing, upon the closing of this offering, of Restated Articles of Incorporation authorizing 5,000,000 shares of undesignated Preferred Stock, (v) assumes the cash exercise of warrants to purchase 87,510 shares of Common Stock and the cashless exercise of warrants to purchase 7,500 shares of Common Stock and (vi) assumes that the Underwriters' over-allotment option is not exercised. See "Description of Capital Stock," "Underwriting" and Notes 1 and 5 of Notes to Financial Statements.

                                  RISK FACTORS

     An investment in the shares of Common Stock offered by this Prospectus involves a high degree of risk. Prospective purchasers of the Common Stock offered hereby should carefully review the following risk factors as well as the other information set forth in this Prospectus. This Prospectus contains forward-looking statements based upon current expectations that involve risks and uncertainties. The Company's actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

LIMITED OPERATING HISTORY; ANTICIPATION OF CONTINUED LOSSES

     The Company has had a limited operating history, has been engaged primarily in research and product development with only limited revenues to date and has incurred net losses in every quarter. The Company was founded in August 1994 and was a development stage company until its first commercial product shipments in the third quarter of 1996. The Company has been primarily dependent on private equity financings to provide cash for operations. The Company's limited operating history makes the assessment of future operating results difficult. The Company incurred net losses of approximately $5.0 million, $14.8 million and $1.2 million in 1995, 1996 and for the three months ended March 31, 1997, respectively, and had an accumulated deficit of $21.0 million at March 31, 1997. These net losses were attributable to the lack of substantial revenue and continuing significant costs incurred in the research and development of the Company's 3D media processor products and product testing. The Company expects to incur additional net losses at least in the near term as it continues to incur substantial research and development and sales and marketing expenses to commercialize its products. There can be no assurance that significant revenues or profitability will ever be achieved or, if they are achieved, that they can be sustained or increased on a quarterly or annual basis in the future. See
"-- Dependence on Emerging 3D Interactive Electronic Entertainment Market,"
"-- Future Capital Needs; Uncertainty of Additional Funding" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON RELATIONSHIP WITH SEGA

     In March 1997, the Company entered into a Technology Development and License Agreement with Sega (the "Sega Agreement"), under which the Company will develop and license to Sega the technology for a 3D media processor chipset (the "Sega/3Dfx Chipset") for use in Sega's next generation home game console product (the "New Sega Game Console"). The Sega Agreement grants Sega the exclusive right for three years to the Company's architecture solely for use in home game consoles. Through the end of 1998, the Company expects to earn development contract revenues and certain development bonuses provided that certain milestones set forth in the Sega Agreement are met. The Company will derive royalty revenue for each Sega/3Dfx Chipset incorporated into products sold by Sega. Therefore, the timely development of the Sega/3Dfx Chipset by the Company and the successful introduction and sale of the New Sega Game Console by Sega will be critical factors affecting the Company's future business, financial condition and results of operations. The Company has not yet completed development of the Sega/3Dfx Chipset, and there can be no assurance that the Company will successfully complete such development or, if such development is completed, that the Sega/3Dfx Chipset will perform as expected. Despite pre-release testing of the Sega/3Dfx chipset by the Company, there can be no assurance that, once the Sega/3Dfx Chipset is made available to Sega, performance errors and deficiencies will not be found, or if discovered, that the Company will be able to successfully correct such performance errors and deficiencies in a timely manner, if at all. If the Company is unable to complete the development of the Sega/3Dfx Chipset or successfully deliver it to Sega, the Company's business, financial condition and results of operations would be materially adversely affected.

     There can be no assurance that Sega will ever introduce the New Sega Game Console. Published reports in the financial press have indicated that Sega may discontinue the manufacture and marketing of its home game console hardware. The Company's business, financial condition and results of operations would be materially adversely affected if Sega does not introduce the New Sega Game Console. If introduced, there can be no assurance that the New Sega Game Console will achieve market acceptance. The home game console industry has been characterized by unpredictable and sometimes rapid shifts in the popularity of products, by severe price competition and by frequent introductions of new technology and new products. Only a small number of products have achieved broad market acceptance. Such market acceptance has often followed intense competition between competing formats, such as those of Nintendo Company, Ltd. ("Nintendo") and Sony Corporation ("Sony"). Any competitive, technological or other factor adversely affecting the introduction or sales of the New Sega Game Console or related software titles would have a material adverse effect on the Company. Further, there can be no assurance that Sega will successfully manage the introduction of the New Sega Game Console. As is typical with any new product introduction, quality and reliability problems may arise and any such problems may result in reduced orders, manufacturing rework costs, delays in collecting accounts receivable, additional service and warranty costs and a decline in Sega's competitive position. Further, Sega will not manufacture all major subassemblies and will be dependent on several vendors as manufacturers of such subassemblies. There can be no assurance that such vendors will manufacture such subassemblies on a timely basis and with acceptable quality, or, if demand for the New Sega Game Console increases, that such vendors will be able to accelerate production of the subassemblies to meet demand for such increases. Even if the New Sega Game Console is successfully introduced and does gain initial market acceptance, competitive products with comparable price and performance characteristics are likely to be introduced by competitors. This competition may reduce future market acceptance for the New Sega Game Console and result in decreased royalty revenues arising from the Sega/3Dfx Chipset. The failure of the Company to successfully develop and deliver the Sega/3Dfx Chipset or Sega's failure to successfully introduce and market the New Sega Game Console or its failure to achieve market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Result of Operations -- Overview" and
"Business -- Products, Products Under Development and Technology
License -- Strategic Relationship with Sega."

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS

     The Company believes that, even if it does achieve significant sales of its products, quarterly and annual results of operations will be affected by a variety of factors that could materially adversely affect revenues, gross profit and income from operations. These factors include, among others, demand and market acceptance for the Company's products; changes in the relative volume of sales of the Company's various products; changes in the relative volume of sales to the Company's various direct and indirect customers; the successful development of the Sega/3Dfx Chipset; the success of the New Sega Game Console; unanticipated delays or problems in the introduction or performance of the Company's next generation of products; unanticipated delays or problems experienced by the Company's product development partners; fluctuations in the level and timing of royalty revenues and development contract revenues under the Sega Agreement; market acceptance of the products of the Company's customers; new product announcements or product introductions by the Company's competitors; the Company's ability to introduce new products in accordance with OEM design requirements and design cycles; changes in the timing of product orders due to unexpected delays in the introduction of products of the Company's customers or due to the life cycles of such customers' products ending earlier than anticipated; fluctuations in manufacturing capacity; competitive pressures resulting in lower average selling prices; the volume of orders that are received and can be fulfilled in a quarter; the rescheduling or cancellation of customer orders; supply constraints for the other components incorporated into its customers' products; the unanticipated loss of any strategic relationship; seasonal fluctuations associated with the tendency of PC sales to increase in the second half of each calendar year; seasonal fluctuations associated with sales of home game consoles; the level of expenditures for research and development and sales, general and administrative functions of the

Company; costs associated with protecting the Company's intellectual property; and foreign exchange rate fluctuations. Any one or more of these factors could result in the Company failing to achieve its expectations as to future revenues. Because most operating expenses are relatively fixed in the short term, the Company may be unable to adjust spending sufficiently in a timely manner to compensate for any unexpected sales shortfall, which could materially adversely affect quarterly results of operations. The Company may be required to reduce prices or increase spending in response to competition or to pursue new market opportunities which could result in inventory write-offs. If new competitors, technological advances by existing competitors or other competitive factors require the Company to invest significantly greater resources in research and development efforts, the Company's results of operations in the future could be materially adversely affected. Accordingly, the Company believes that period-to-period comparisons of its results of operations should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year. In certain future quarters, the Company's results of operations may be below the expectations of public market analysts or investors. In such event, the market price of the Common Stock could be materially adversely affected.

COMPETITION

     The Company's strategy of targeting the interactive electronic entertainment market across the PC, coin-op arcade systems and home game console platforms requires the Company to compete against different companies in each of these market segments, all of which are intensely competitive. The interactive electronic entertainment market is comprised of interactive games played on PCs, coin-op arcade systems and home game consoles, educational software and location based entertainment ("LBE"). See "Business -- Competition."

     Within the entertainment segment of the PC market, the Company competes primarily against companies that typically have operated in the PC 2D graphics market and that now offer 3D capability as an enhancement to their 2D solutions, such as ATI Technologies, Inc. ("ATI"), Cirrus Logic, Inc. ("Cirrus"), Oak Technology Inc. ("Oak Technology"), S3 Incorporated ("S3") and Trident. Many of these competitors have introduced 3D functionality on new iterations of existing graphics chips. The Company also competes with companies that have recently entered the market with an integrated 3D/2D solution but which have not traditionally manufactured 2D solutions, such as Chromatic Research, Inc. ("Chromatic"), nVidia Corporation ("nVidia") and Rendition Inc. ("Rendition"). In addition, the Company competes with Videologic Group Plc which has partnered with NEC ("NEC/Videologic") to focus exclusively on developing a 3D solution for the interactive electronic entertainment market.

     In addition to competition from companies in the entertainment segment of the PC market, the Company also faces potential competition from companies that have focused on the high-end of the 3D market and the production of 3D systems targeted for the professional engineering market, such as 3Dlabs Inc., Ltd ("3Dlabs"), Integraph Corporation ("Integraph"), Real 3D ("Real 3D"), an operating unit of Lockheed Martin Corp. ("Lockheed"), and Silicon Graphics, Inc. ("SGI"). These companies are developing lower cost versions of their 3D technology to bring workstation-like 3D graphics to mainstream applications. There can be no assurance that these companies will not enter the interactive electronics entertainment market or that the Company would be able to compete successfully against them if they did.

     Furthermore, a substantial number of companies including Intel and Microsoft have announced plans to release 3D graphics chips in 1997 and 1998 that promise to provide low cost 3D functionality for PCs and workstations. If successful, products based on any of these initiatives would be directly competitive with the Company's 3D media processors and could materially adversely affect the Company's competitive position and results of operations.

     The market for interactive electronic arcade entertainment is comprised of a small number of companies, including Acclaim Entertainment Inc. ("Acclaim"), Namco, Ltd. ("Namco"), Sega, Taito

Corporation, Ltd. ("Taito") and WMS Industries Inc. ("Williams"), and its subsidiary Midway Games, Inc. ("Midway"). The home game console segment is dominated by three companies, Nintendo, Sega and Sony. In each of the coin-op arcade and home game console segments, the Company primarily faces competition from in-house divisions of the companies which currently comprise such markets. In addition, there can be no assurance that any of the companies which currently compete in the 3D PC markets, will not enter the coin-op arcade market, or if they do, that the Company will be able to compete against them successfully.

     The Company expects competition to increase in the future from existing competitors and from new market entrants with products that may be less costly than the Company's 3D media processors or provide better performance or additional features not currently provided by the Company. The Company believes that the principal competitive factors for 3D graphics solutions are product performance, conformity to industry standard APIs, software support, access to customers and distribution channels, manufacturing capabilities and price. The Company seeks to use strategic relationships to augment its capabilities, but there can be no assurance that the benefits of these relationships will be realized or be sufficient to overcome the entrenched positions of the Company's largest competitors as incumbent suppliers to the large PC OEMs. Regardless of the relative qualities of the Company's products, the market power, product breadth and customer relationships of its larger competitors, including Intel and Microsoft, can be expected to provide such competitors with substantial competitive advantages. The Company does not seek to compete on the basis of price alone.

     Many of the Company's current and potential competitors have substantially greater financial, technical, manufacturing, marketing, distribution and other resources, greater name recognition and market presence, longer operating histories, lower cost structures and larger customer bases than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. In addition, certain of the Company's principal competitors offer a single vendor solution, since they maintain their own semiconductor foundries and may therefore benefit from certain capacity, cost and technical advantages. The Company's ability to compete successfully in the rapidly evolving market for 3D interactive electronic entertainment will depend upon certain factors, many of which are beyond the Company's control, including, but not limited to, success in designing and subcontracting the manufacture of new products; implementing new technologies; access to adequate sources of raw materials and foundry capacity; the price, quality and timing of new product introductions by the Company and its competitors; the emergence of new multimedia and PC standards, the widespread development of 3D applications by ISVs; the ability of the Company to protect its intellectual property; market acceptance of the Company's 3D solution and API; success of the competitors' products; and industry and general economic conditions. There can be no assurance that the Company will be able to compete successfully in the emerging 3D interactive electronic entertainment market.

DEPENDENCE ON EMERGING 3D INTERACTIVE ELECTRONIC ENTERTAINMENT MARKET

     The market for 3D interactive electronic entertainment for use in PCs, home game consoles and coin-op arcade systems has only recently begun to emerge. The Company's ability to achieve sustained revenue growth and profitability in the future will depend to a large extent upon the demand for 3D multimedia functionality in PCs, home game consoles and coin-op arcade systems. There can be no assurance that the market for 3D interactive electronic entertainment will continue to develop or grow at a rate sufficient to support the Company's business. If the market for 3D interactive electronic entertainment fails to develop, or develops more slowly than expected, or if the Company's products do not achieve market acceptance, even if such market does develop, the Company's business, financial condition and results of operations could be materially adversely affected. Demand for the Company's products is also dependent upon the widespread development of 3D interactive electronic entertainment applications by independent software vendors ("ISVs"), the success of the Company's customers in effectively implementing the Company's technology and developing a market for the

Company's products and the willingness of end users to pay for full function 3D capabilities in PCs, home game consoles and coin-op arcade systems. Currently, there is not a sufficient quantity or breadth of software game applications that support or take advantage of 3D functionality in PCs, home game consoles and coin-op arcade systems. There can be no assurance that such a base of software game applications will develop in the near term or at all. Consequently, there can be no assurance that a broad market for 3D multimedia functionality in PCs, home game consoles and coin-op arcade systems will develop, or that the Company will successfully sell 3D media processor products if such a market does develop.

DEPENDENCE ON THE PC MARKET

     For 1996 and the three months ended March 31, 1997, the Company derived 82% and 76%, respectively, of its revenues from products sold for use in PCs. The Company expects to continue to derive a significant portion of revenues from the sale of its products for use in PCs. The PC market is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and significant price competition, resulting in short product life cycles and regular reductions of average selling prices over the life of a specific product. Although the PC market has grown substantially in recent years, there can be no assurance that such growth will continue. A reduction in sales of PCs, or a reduction in the growth rate of such sales, would likely reduce demand for the Company's products. Moreover, such changes in demand could be large and sudden. Since PC manufacturers often build inventories during periods of anticipated growth, they may be left with excess inventories if growth slows or if they have incorrectly forecast product transitions. In such cases, the PC manufacturers may abruptly suspend substantially all purchases of additional inventory from suppliers such as the Company until the excess inventory has been absorbed. Any reduction in the demand for PCs generally, or for a particular product that incorporates the Company's 3D media processors, could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's ability to compete in the future will depend on its ability to identify and ensure compliance with evolving industry standards. Unanticipated changes in industry standards could render the Company's products incompatible with products developed by major hardware manufacturers and software developers, including Intel Corporation ("Intel") and Microsoft Corporation ("Microsoft"). The Company could be required, as a result, to invest significant time and resources to redesign the Company's products to ensure compliance with relevant standards. If the Company's products are not in compliance with prevailing industry standards for a significant period of time, the Company could miss opportunities to have its products specified as standard 3D media processors for new hardware components or subassemblies designed by PC manufacturers and OEMs (a "design win"). The failure to achieve any such design win would result in the loss of any potential sales volume that could be generated by such newly designed hardware component or subassembly and would also competitively advantage the 3D media processor manufacturer that achieves such design win, either of which could have a material adverse effect on the Company's business, financial condition and results of operations. To the extent that future developments in other PC components or subassemblies incorporate one or more of the advantages offered by the Company's products, the market demand for the Company's products may be negatively impacted, which could have a material adverse effect on the Company's business, financial condition and results of operations.

ACCEPTANCE OF THE COMPANY'S 3D/2D SOLUTION FOR THE PC MARKET;
DEPENDENCE ON DEVELOPMENT OF A SINGLE CHIP SOLUTION

     The Company's success depends upon market acceptance of its 3D media processor products as a broadly accepted standard for high performance 3D interactive electronic entertainment in PC applications. Currently, the majority of multimedia PCs incorporate only 2D graphics acceleration technology. As a result, the majority of entertainment titles currently available for play on PCs are written for 2D acceleration technology. Because of the substantial installed base of 2D acceleration technology and related game content, the Company believes that for its 3D media processor products to gain wide market acceptance, such products must also offer 2D performance comparable or superior to existing 2D technology. To address this demand, the Company is working with Alliance Semiconductor Corporation ("Alliance"), Macronix International Co., Ltd ("Macronix"), Media Reality Technology, Inc. ("MRT") and Trident Semiconductor, Inc. ("Trident") to offer a 3D/2D chipset branded as the Company's Voodoo Rush product. Voodoo Rush will function with a partner's companion 2D or 2D/3D accelerator within a single PCI solution. There can be no assurance, however, that the Company's 3D/2D chipset will perform the desired functions, offer significant price/performance benefits or meet the technical or other requirements of potential buyers to realize market acceptance. Despite pre-release testing of the Company's 3D/2D product, there can be no assurance that performance errors and deficiencies will not be found, or if found, that the Company will be able to successfully correct such performance errors and deficiencies in a timely manner, if at all. Further, there can be no assurance that the Company's partners will manufacture their respective 2D or 2D/3D accelerators for use in the Company's 3D/2D chipset on a timely basis and with acceptable quality, or that, if demand for the Company's products increases, such vendors will be able to accelerate production of their respective chipsets to meet demand for such increases.

     The Company's 3D media processors for use in PC applications are currently designed as a two or three chip solution. Typically, as the functionality of a given semiconductor becomes technologically stable and widely accepted by users, the cost of providing the functionality is reduced by means of large scale integration of such functionality onto a single semiconductor chip. The Company expects that such integration onto a single chip will occur with respect to the functionality provided by the Company's current products used in PC applications. Therefore, the Company's success will be largely dependent on its ability to develop products on a timely basis that integrate the Company's 3D technology along with superior performance 2D technology. The Company is currently developing Banshee, a proprietary 3D/2D single chip solution which the Company expects will be available for commercial shipment in the first quarter of 1998. There can be no assurance that the Company will successfully complete such development on a timely basis or, if such development is completed, that the resulting single chip 3D/2D solution will perform the desired functions, offer sufficient price/ performance benefits or meet the technical or other requirements of potential buyers to realize market acceptance. Furthermore, most PC OEMs have a lengthy evaluation process, and, in order for the Company's single chip product to be designed into the OEM's system, the Company must complete the development of its product to meet the deadline for the start of the OEM's evaluation cycle. If the Company is unable to complete the timely development of, and successfully manufacture and deliver, a single chip 3D/2D solution, the Company's business, financial condition and results of operations would be materially adversely affected.

     If successfully introduced, there can be no assurance that the Company's single chip 3D/2D solution will achieve market acceptance. The market for PC media processors has been characterized by unpredictable and sometimes rapid shifts in the popularity of products, by severe price competition and by frequent new technology and product introductions. Only a small number of products have achieved broad market acceptance. Such market acceptance has often been followed by intense competition between alternative solutions. Any competitive, technological or other factor adversely affecting the introduction or sales of the Company's single chip 3D/2D solution for PC applications would have a material adverse effect on the Company's business, financial condition and results of operations. Even if the Company's single chip 3D/2D solution is successfully introduced and does gain initial market acceptance, competitors are likely to introduce products with comparable price and performance characteristics. This competition may reduce future market acceptance for the Company's product and result in decreasing sales and lower gross margins. The failure of the Company to successfully develop and deliver a single chip 3D/2D solution for PC applications or its failure to achieve market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON THIRD PARTY DEVELOPERS AND PUBLISHERS

     The Company believes that the availability of a sufficient number of high quality, commercially successful software entertainment titles and applications will be a significant competitive factor in the sales of multimedia hardware for the interactive electronic entertainment market. The Company depends on third party software developers and publishers to create, produce and market software titles that will operate with the Company's 3D media processor products. Only a limited number of software developers are capable of creating high quality entertainment software. Competition for these resources is intense and is expected to increase. There can be no assurance that the Company will be able to attract the number and quality of software developers and publishers necessary to develop a sufficient number of high quality, commercially successful software titles compatible with the Company's 3D media processor products. Further, there can be no assurance that these third parties will publish a substantial number of software entertainment titles or, if software entertainment titles are available, that they will be of high quality or that they will achieve market acceptance. Further, the development and marketing of game titles that do not fully demonstrate the technical capabilities of the Company's 3D media processor products could create the impression that the Company's technology offers only marginal, if any, performance improvements over competing 3D media processors. Because the Company has no control over the content of the entertainment titles produced by software developers and publishers, the software entertainment titles developed may represent only a limited number of game categories and are likely to be of varying quality. See "Business -- Sales and Marketing."

DEPENDENCE ON NEW PRODUCT DEVELOPMENT; RAPID TECHNOLOGICAL CHANGE

     The Company's business, financial condition and results of operations will depend to a significant extent on its ability to successfully develop new products for the 3D interactive electronic entertainment market. As a result, the Company believes that significant expenditures for research and development will continue to be required in the future. The PC, home game console and coin-op arcade system markets for which the Company's products are designed are intensely competitive and are characterized by rapidly changing technology, evolving industry standards and declining average selling prices. The Company must anticipate the features and functionality that consumers will demand, incorporate those features and functionality into products that meet the exacting design requirements of the PC, home game console and coin-op arcade system manufacturers, price its products competitively and introduce the products to the market within the limited window for OEM design cycles. The success of new product introductions is dependent on several factors, including proper new product definition, timely completion and introduction of new product designs, the ability of Taiwan Semiconductor Manufacturing Corporation ("TSMC") and any additional manufacturers to effectively design and implement the manufacture of new products, quality of new products, differentiation of new products from those of the Company's competitors and market acceptance of the Company's and its customers' products. There can be no assurance that the products the Company expects to introduce will incorporate the features and functionality demanded by PC, home game console and coin-op arcade system manufacturers and consumers of interactive electronic entertainment, will be successfully developed or will be introduced within the appropriate window of market demand. The failure of the Company to successfully develop and introduce new products and achieve market acceptance for such products would have a material adverse effect on the Company's business, financial condition and results of operations.

     Because of the complexity of its technology, the Company has experienced delays from time to time in completing development and introduction of new products. In the event that there are delays in the completion of development of future products, including the products currently expected to be announced over the next year, the Company's business, financial condition and results of operations would be materially adversely affected. The time required for competitors to develop and introduce competing products may be shorter and manufacturing yields may be better than those experienced by the Company.

     As the markets for the Company's products continue to develop and competition increases, the Company anticipates that product life cycles will shorten and average selling prices will decline. In particular, average selling prices and, in some cases, gross margin for each of the Company's products will decline as such products mature. Thus, the Company will need to introduce new products to maintain average selling prices and gross margins. There can be no assurance that the Company will successfully identify new product opportunities or develop and bring new products to market in a timely manner, that products or technologies developed by others will not render the Company's products or technologies obsolete or uncompetitive, or that the Company's products will be selected for design into the products of its targeted customers. The failure of the Company's new product development efforts would have a material adverse effect on the Company's business, financial condition and results of operations.

CUSTOMER CONCENTRATION

     Because of the Company's limited operating history and early stage of development, it has only a limited number of customers. For these reasons, the Company's sales are highly concentrated. Revenues derived from sales to Orchid, Diamond and Williams accounted for 44%, 33% and 11%, respectively, of product revenues for 1996. All such sales were made pursuant to purchase orders. Revenues derived from sales to Diamond and Williams accounted for 59% and 15%, respectively, of product revenues for the three months ended March 31, 1997. Development contract revenues recognized under the Sega Agreement represented 14.3% of total revenues during the three months ended March 31, 1997. The Company expects that a small number of customers will continue to account for a substantial portion of its revenues for the foreseeable future. Furthermore, substantially all of the Company's sales are made on the basis of purchase orders rather than long-term agreements. As a result, the Company's business, financial condition and results of operations could be materially adversely affected by the decision of a single customer to cease using the Company's products or by a decline in the number of PCs, home game consoles or coin-op arcade systems sold by a single customer or by a small number of customers. In addition, there can be no assurance that revenues from customers that have accounted for significant revenues in past periods, individually or as a group, will continue, or if continued, will reach or exceed historical levels in any future period.

PRODUCT CONCENTRATION; RISKS ASSOCIATED WITH MULTIMEDIA PRODUCTS

     The Company's revenues are dependent on the markets for 3D media processors for PCs, coin-op arcade systems and home game consoles and on the Company's ability to compete in those markets. Since the Company has no other products, the Company's revenues and results of operations would be materially adversely affected if for any reason it were unsuccessful in selling 3D media processors. The PC, home game console and coin-op arcade system markets frequently undergo transitions in which products rapidly incorporate new features and performance standards on an industry-wide basis. If the Company's products are unable at the beginning of each such transition to support the new feature sets or performance levels being required by PC, home game console and coin-op arcade system manufacturers, the Company would be likely to lose design wins and, moreover, not have the opportunity to compete for new design wins until the next product transition occurred. Thus, a failure to develop products with required feature sets or performance standards or a delay as short as a few months in bringing a new product to market could significantly reduce the Company's revenues for a substantial period, which would have a material adverse effect on the Company's business, financial condition and results of operations.

ADOPTION OF GLIDE

     The Company's success will be substantially affected by the adoption by software developers of Glide, its proprietary, low-level 3D API. Although the Company's products support game titles developed for most industry standard APIs, the Company believes that Glide currently allows developers to fully exploit the technical capabilities of the Company's 3D media processor products. Glide competes with APIs developed or to be developed by other companies having significantly greater financial resources, marketing power, name recognition and experience than the Company. For example, certain industry standard APIs, such as Direct3D ("D3D") developed by Microsoft and OpenGL developed by SGI, have a much larger installed customer base and a much larger base of existing software titles. Developers may face additional costs to port games developed on other standard APIs to Glide for play on the Company's architecture. There can be no assurance that Glide will be adopted by a sufficient number of software developers or that developers who have utilized Glide will continue to do so in the future.

     Intel has entered into an agreement with the Company to license an early version of Glide. Intel also has an option to license future versions of Glide on terms no less favorable than licenses of Glide to other third party graphics hardware manufacturers. Intel has not implemented Glide nor has it announced any intention to do so. However, because of Intel's significant market penetration, marketing power and financial resources, if Intel were to implement this early version of Glide as a standard development tool for current or future Intel 3D chipsets, it could substantially reduce or even eliminate any competitive advantages that the Company's products may have.

DEPENDENCE ON INDEPENDENT MANUFACTURERS AND OTHER THIRD PARTIES;
ABSENCE OF MANUFACTURING CAPACITY; MANUFACTURING RISKS

     The Company does not manufacture the semiconductor wafers used for its products and does not own or operate a wafer fabrication facility. The Company's products require wafers manufactured with state-of-the-art fabrication equipment and techniques. All of the Company's products are currently manufactured by TSMC in Taiwan. The Company obtains manufacturing services from TSMC on a purchase order basis. Because the lead time needed to establish a strategic relationship with a new manufacturing partner could be several months, there is no readily available alternative source of supply for any specific product. A manufacturing disruption experienced by TSMC would impact the production of the Company's products for a substantial period of time, which would have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that long-term market acceptance for the Company's products will depend on reliable relationships between the Company and TSMC (and any other independent foundries qualified by the Company) to ensure adequate product supply responsive to customer demand. The Company's relationship with TSMC has only recently been established, and there can be no assurance that this relationship will meet the business objectives of the Company. In addition, TSMC fabricates wafers for other companies and could choose to prioritize capacity for other uses or reduce or eliminate deliveries to the Company on short notice.

     There are many other risks associated with the Company's dependence upon third party manufacturers, including: reduced control over delivery schedules, quality assurance, manufacturing yields and cost; the potential lack of adequate capacity during periods of excess demand; limited warranties on wafers supplied to the Company; and potential misappropriation of the Company's intellectual property. The Company is dependent on TSMC, and expects in the future to be dependent upon TSMC, to produce wafers of acceptable quality and with acceptable manufacturing yields, to deliver those wafers to the Company and its independent assembly and testing subcontractors on a timely basis and to allocate to the Company a portion of their manufacturing capacity sufficient to meet the Company's needs. The Company's wafer requirements represent a very small portion of the total production of TSMC. Although the Company's products are designed using TSMC's process design rules, there can be no assurance that TSMC will be able to achieve or maintain acceptable yields or deliver sufficient quantities of wafers on a timely basis or at an acceptable cost. Additionally, there can be no assurance that TSMC will continue to devote resources to the production of the Company's products or continue to advance the process design technologies on which the manufacturing of the Company's products are based. Any such difficulties would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's products are assembled and tested by a third party subcontractor, Advanced Semiconductor Engineering Group ("ASE"). Such assembly and testing is conducted on a purchase order basis rather than under a long-term agreement. As a result of its reliance on ASE to assemble and test its products, the Company cannot directly control product delivery schedules, which could lead to product shortages or quality assurance problems that could increase the costs of manufacturing or assembly of the Company's products. Due to the amount of time normally required to qualify assembly and test subcontractors, product shipments could be delayed significantly if the Company is required to find alternative subcontractors. Any problems associated with the delivery, quality or cost of the assembly and test of the Company's products could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing."

MANUFACTURING YIELDS

     The fabrication of semiconductors is a complex and precise process. Minute levels of contaminants in the manufacturing environment, defects in masks used to print circuits on a wafer, difficulties in the fabrication process or other factors can cause a substantial percentage of wafers to be rejected or a significant number of die on each wafer to be nonfunctional. Many of these problems are difficult to diagnose and time consuming or expensive to remedy. As a result, semiconductor companies often experience problems in achieving acceptable wafer manufacturing yields, which are represented by the number of good die as a proportion of the total number of die on any particular wafer. Once production yield for a particular product stabilizes, the Company pays an agreed price for wafers meeting certain acceptance criteria pursuant to a "good die" only pricing structure for that particular product. Until production yield for a particular product stabilizes, however, the Company must pay an agreed price for wafers regardless of yield. Accordingly, in this circumstance, the Company bears the risk of final yield of good die. Poor yields would materially adversely affect the Company's revenues, gross profit and results of operations.

     Semiconductor manufacturing yields are a function both of product design, which is developed largely by the Company, and process technology, which is typically proprietary to the manufacturer. Since low yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until an actual product exists that can be analyzed and tested to identify process sensitivities relating to the design rules that are used. As a result, yield problems may not be identified until well into the production process, and resolution of yield problems would require cooperation by and communication between the Company and the manufacturer. This risk is compounded by the offshore location of the Company's manufacturer, increasing the effort and time required to identify, communicate and resolve manufacturing yield problems. As the Company's relationships with TSMC and any additional manufacturing partners develop, yields could be adversely affected due to difficulties associated with adapting the Company's technology and product design to the proprietary process technology and design rules of each manufacturer. Because of the Company's potentially limited access to wafer fabrication capacity from its manufacturers, any decrease in manufacturing yields could result in an increase in the Company's per unit costs and force the Company to allocate its available product supply among its customers, thus potentially adversely impacting customer relationships as well as revenues and gross profit. There can be no assurance that the Company's manufacturers will achieve or maintain acceptable manufacturing yields in the future. The inability of the Company to achieve planned yields from its manufacturers could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, the Company also faces the risk of product recalls resulting from design or manufacturing defects which are not discovered during the manufacturing and testing process. In the event of a significant number of product returns due to a defect or recall, the Company's revenues and gross profit could be materially adversely affected.

MANAGEMENT OF GROWTH

     The ability of the Company to successfully offer services and products and implement its business plan in a rapidly evolving market requires an effective planning and management process. The Company's rapid growth has placed, and is expected to continue to place, a significant strain on the Company's managerial, operational and financial resources. As of March 31, 1997, the Company had grown to 87 employees from 35 employees as of December 31, 1995. If the Company's products achieve market acceptance, the Company expects that the number of its employees will increase substantially over the next 12 months. The Company's financial and management controls, reporting systems and procedures are also very limited. Although some new controls, systems and procedures have been implemented, the Company's future growth, if any, will depend on its ability to continue to implement and improve operational, financial and management information and control systems on a timely basis, together with maintaining effective cost controls, and any failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations. Further, the Company will be required to manage multiple relationships with various customers and other third parties. There can be no assurance that the Company's systems, procedures or controls will be adequate to support the Company's operations or that the Company's management will be able to achieve the rapid execution necessary to successfully offer its services and products and implement its business plan. The Company's inability to effectively manage any future growth would have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Employees" and "Management".

DEPENDENCE ON KEY PERSONNEL

     The Company's performance will be substantially dependent on the performance of its executive officers and key employees, most of whom have worked together for only a short period of time. None of the Company's officers or employees are bound by an employment agreement, and the relationships of such officers and employees with the Company are, therefore, at will. Given the Company's early stage of development, the Company will be dependent on its ability to attract, retain and motivate high quality personnel, especially its management and development teams. The Company does not have "key person" life insurance policies on any of its employees. The loss of the services of any of its executive officers, technical personnel or other key employees would have a material adverse effect on the business, financial condition and results of operations of the Company. The Company's success depends on its ability to identify, hire, train and retain highly qualified technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to identify, attract, assimilate or retain highly qualified technical and managerial personnel in the future. The inability to attract and retain the necessary technical and managerial personnel would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Employees" and "Management."

CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY

     The semiconductor industry has historically been characterized by rapid technological change, cyclical market patterns, significant price erosion, fluctuating inventory levels, alternating periods of over-capacity and capacity constraints, variations in manufacturing costs and yields and significant expenditures for capital equipment and product development. In addition, the industry has experienced significant economic downturns at various times, characterized by diminished product demand and accelerated erosion of product prices. The Company may experience substantial period-to-period fluctuations in results of operations due to general semiconductor industry conditions.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

     As the Company begins commercial production of its products in increasing volumes, it will be required to invest significant working capital in inventory and accounts receivable. The Company intends also to continue to invest heavily in research and development for its existing products and for new product development. The Company's future liquidity and capital requirements will depend upon numerous factors, including the costs and timing of expansion of research and product development efforts and the success of these development efforts, the costs and timing of expansion of sales and marketing activities, the extent to which the Company's existing and new products gain market acceptance, competing technological and market developments, the costs involved in maintaining and enforcing patent claims and other intellectual property rights, the level and timing of development contract revenues, royalty revenues associated with the Sega Agreement, available borrowings under line of credit arrangements and other factors. The Company believes that the proceeds from this offering together with the Company's current cash balances and cash generated from operations and from available or future debt financing will be sufficient to meet the Company's operating and capital requirements through December 1998. However, there can be no assurance that the Company will not require additional financing within this time frame. The Company's forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary. The factors described earlier in this paragraph will impact the Company's future capital requirements and the adequacy of its available funds. The Company may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to the Company, or at all. Furthermore, any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. Strategic arrangements, if necessary to raise additional funds, may require the Company to relinquish its rights to certain of its technologies or products. The failure of the Company to raise capital when needed could have a material adverse effect on the Company's business, financial condition and results of operations. See " -- Limited Operating History; Anticipation of Continued Losses," "-- Potential Fluctuations in Quarterly Results," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS RELATING TO INTELLECTUAL PROPERTY

     The Company relies primarily on a combination of patent, mask work protection, trademarks, copyrights, trade secret laws, employee and third-party nondisclosure agreements and licensing arrangements to protect its intellectual property. The Company has five patent applications pending in the United States Patent and Trademark Office ("PTO"). There can be no assurance that the Company's pending patent applications or any future applications will be approved, or that any issued patents will provide the Company with competitive advantages or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company's ability to do business. In addition, there can be no assurance that others will not independently develop substantially equivalent intellectual property or otherwise gain access to the Company's trade secrets or intellectual property, or disclose such intellectual property or trade secrets, or that the Company can meaningfully protect its intellectual property. A failure by the Company to meaningfully protect its intellectual property could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Patents and Proprietary Rights."

     The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in significant and often protracted and expensive litigation. There can be no assurance that infringement claims by third parties or claims for indemnification by other customers or end users of the Company's products resulting from infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not materially adversely affect the Company's business, financial condition and results of operations. Any limitations on the Company's ability to market its products, or delays and costs associated with redesigning its products or payments of license fees to third parties, or any failure by the Company to develop or license a substitute technology on commercially reasonable terms could have a material adverse effect on the Company's business, financial condition and results of operations. Litigation by or against the Company could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation results in a favorable determination for the Company. In the event of an adverse result in any such litigation, the Company could be required to pay substantial damages, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses for the infringing technology.

INTERNATIONAL OPERATIONS

     The Company's reliance on foreign third-party manufacturing, assembly and testing operations, all of which are located in Asia, and the Company's expectation of international sales subject it to a number of risks associated with conducting business outside of the United States. These risks include unexpected changes in, or impositions of, legislative or regulatory requirements, delays resulting from difficulty in obtaining export licenses for certain technology, tariffs, quotas and other trade barriers and restrictions, longer payment cycles, greater difficulty in accounts receivable collection, potentially adverse taxes, the burdens of complying with a variety of foreign laws and other factors beyond the Company's control. The Company is also subject to general political risks in connection with its international trade relationships. Although the Company has not to date experienced any material adverse effect on its business, financial condition or results of operations as a result of such regulatory, political and other factors, there can be no assurance that such factors will not have a material adverse effect on the Company's business, financial condition and results of operations in the future or require the Company to modify its current business practices. In addition, the laws of certain foreign countries in which the Company's products are or may be manufactured or sold, including various countries in Asia, may not protect the Company's products or intellectual property rights to the same extent as do the laws of the United States and thus make the possibility of piracy of the Company's technology and products more likely. See "-- Risks Relating to Intellectual Property." Currently, all of the Company's product sales and its arrangements with its foundry and assembly and test vendor provide for pricing and payment in U.S. dollars. Although currency fluctuations have been insignificant to date, there can be no assurance that fluctuations in currency exchange rates will not have a material adverse effect on the Company's business, financial condition and results of operations in the future. In addition, to date the Company has not engaged in any currency hedging activities, although the Company may do so in the future. Further, there can be no assurance that one or more of the foregoing factors will not have a material adverse effect on the Company's business, financial condition and results of operations or require the Company to modify its current business practices. See "Business -- Sales and Marketing."

NO PUBLIC MARKET FOR COMMON STOCK; POTENTIAL VOLATILITY OF STOCK PRICE

     Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or, if one does develop, that it will be maintained. The initial public offering price, which will be determined through negotiations between the Company and the Underwriters, may not be indicative of prices that will prevail in the trading market. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The market prices of the common stock of many publicly held semiconductor companies have in the past been, and can in the future be expected to be, especially volatile. The market price of the Company's Common Stock is likely to be highly volatile and may be subject to wide fluctuations in response to announcements of technological innovations or new products by the Company, its customers or its competitors, release of reports by securities analysts, developments or disputes concerning patents or proprietary rights, economic and other external factors, as well as period-to-period fluctuations in the Company's financial results. See "Underwriting."

CONTROL BY EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATED ENTITIES

     The Company anticipates that the officers, directors and entities affiliated with them will, in the aggregate, beneficially own approximately 49% of the Company's outstanding Common Stock following the completion of this offering (48% if the Underwriters' over-allotment option is exercised). These shareholders, if acting together, would be able to elect a majority of the Company's board of directors and would have the ability to control the Company and influence its affairs and the conduct of its business. Such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company. See "Principal Shareholders."

EFFECT OF CERTAIN CHARTER PROVISIONS ON PRICE OF COMMON STOCK

     The Board of Directors of the Company has the authority to issue shares of Preferred Stock and to determine the rights, preferences, privileges and restrictions of such shares without any further vote or action by the shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The possible issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of the Company. These provisions could also limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock. See "Description of Capital Stock -- Preferred Stock."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock prevailing from time to time. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act of 1933, as amended (the "Securities Act"), and lock-up agreements executed by certain of the security holders of the Company under which such security holders have agreed not to sell or otherwise dispose of any of their shares until the later of 180 days after the date of this Prospectus or the open of market on the third trading day following the date of public disclosure of the Company's financial results for the fiscal year ending December 31, 1997, without the prior written consent of Robertson, Stephens & Company. In addition to the 3,000,000 shares of Common Stock offered hereby (assuming no exercise of the Underwriters' over-allotment option), there will be 9,086,176 shares of Common Stock outstanding as of the date of this Prospectus, all of which are "restricted" shares under the Securities Act. As a result of the lock-up agreements described above and the provisions of Rules 144(k), 144 and 701, the restricted shares will be available for sale in the public market as follows: (i) no shares will be eligible for immediate sale on the date of this Prospectus, (ii) no shares will be eligible for sale 90 days after the date of this Prospectus, (iii) approximately 21,250 shares will be eligible for sale 120 days after the date of this Prospectus upon expiration of lock-up agreements and (iv) approximately 8,977,416 shares will be eligible for sale on the later of 180 days after the date of this Prospectus or the open of market on the third trading day following the date of public disclosure of the Company's financial results for the fiscal year ending December 31, 1997 and (v) approximately 87,510 shares will be eligible for sale approximately one year from the date of this Prospectus. After this offering, the holders of approximately 7,021,859 shares of Common Stock and rights to acquire 72,159 shares of Common Stock will be entitled to certain demand and piggyback rights with respect to registration of such shares under the Securities Act. See "Description of Capital
Stock -- Registration Rights." If such holders, by exercising their demand registration rights, cause a large number of securities to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Company's Common Stock. If the Company were to initiate a registration and include shares held by such holders pursuant to the exercise of their piggyback registration rights, such sales may have an adverse effect on the Company's ability to raise capital. See "Shares Eligible for Future Sale" and "Underwriting."

ABSENCE OF DIVIDENDS; DILUTION

     The Company does not anticipate paying any dividends in the foreseeable future. See "Dividend Policy." The initial public offering price will be substantially higher than the net tangible book value per share of Common Stock. Investors purchasing shares of Common Stock in this Offering will therefore incur immediate and substantial net tangible book value dilution. See "Dilution."

                         INVESTMENT BY ELECTRONIC ARTS


     It is currently anticipated that Electronic Arts will purchase from the Underwriters a portion of the shares of Common Stock offered hereby upon the same terms and conditions as the other investors in this offering, except that
the per share purchase price paid by Electronic Arts will equal $          (the
Price to Public less the Underwriting Discounts and Commissions indicated on the cover page of this Prospectus). The total investment by Electronic Arts will be $3.0 million if Electronic Arts completes the purchase. Assuming an initial public offering price of $10.00 per share, Electronic Arts would purchase approximately 300,000 shares. The sale to Electronic Arts is expected to be consummated simultaneously with the sale of all other shares offered hereby. In the event Electronic Arts does not purchase any shares, or purchases fewer shares than anticipated, the underwriters will purchase those shares not purchased by Electronic Arts.



     Electronic Arts currently owns none of the Company's capital stock and is not an affiliate of the Company.


                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock offered by the Company hereby, are estimated to be approximately $27,200,000 (approximately $31,385,000 if the Underwriters' over-allotment option is exercised in full) at an assumed initial public offering price of $10.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company.

     The Company expects to use approximately $6.5 million of the net proceeds for capital expenditures through the end of 1998, primarily for the purchase of computer equipment and related software tools, furniture, fixtures and leasehold improvements. The Company also expects to use up to $1.0 million of the net proceeds for consumer marketing. The Company intends to use the remaining net proceeds of the offering for working capital and other general corporate purposes, including expansion of sales and marketing and research and product development efforts and financing of accounts receivable and inventories. The foregoing represent estimates only, and the actual amounts expended by the Company for these purposes and the timing of such expenditures will depend on numerous factors, including the status of the Company's product development efforts, the extent to which the Company's products gain market acceptance and the competition the Company and its products encounter in the marketplace. The Company may also use a portion of the net proceeds for the acquisition of technologies, businesses or products that are complementary to those of the Company, although no such acquisitions are planned or are being negotiated as of the date of this Prospectus, and no portion of the net proceeds has been allocated for any specific acquisition. Pending such uses, the net proceeds of this offering will be invested in short-term, interest bearing, investment grade securities.

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its capital stock. The Company currently expects to retain any future earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth (i) the actual capitalization of the Company as of March 31, 1997, (ii) the capitalization of the Company on a pro forma basis giving effect to an increase in the authorized shares of Common Stock to 50,000,000 shares effected in April 1997, the conversion of all outstanding Preferred Stock into Common Stock and the authorization of 5,000,000 shares of undesignated Preferred Stock upon the closing of this offering, and the issuance of 87,510 shares of Common Stock upon the exercise of warrants that expire automatically upon the closing of this offering and the application of the net proceeds therefrom, (iii) the cashless exercise of warrants to purchase 7,500 shares of Common Stock for which the Company will receive no proceeds and (iv) the pro forma capitalization of the Company as adjusted to give effect to the sale of the 3,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $10.00 per share and the application of the estimated net proceeds therefrom after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company. The capitalization information set forth below should be read in conjunction with Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                         MARCH 31, 1997
                                                                ---------------------------------
                                                                             PRO
                                                                 ACTUAL     FORMA     AS ADJUSTED
                                                                --------   --------   -----------
                                                                         (IN THOUSANDS)
Capitalized lease obligations, less current portion(1)........  $    468   $    468    $     468
                                                                --------   --------         ----
Shareholders' equity:
  Preferred Stock, no par value; 7,269,018 shares authorized,
     7,021,859 shares issued and outstanding actual; 5,000,000
     shares authorized, none issued and outstanding pro forma
     and as adjusted..........................................    29,222         --           --
  Common Stock, no par value; 25,033,000 shares authorized,
     1,969,307 shares issued and outstanding actual;
     50,000,000 shares authorized, 9,086,176 shares issued and
     outstanding pro forma and 12,086,176 shares issued and
     outstanding as adjusted(2)...............................     2,078     31,685       58,885
  Warrants....................................................       353         20           20
  Notes receivable............................................       (12)       (12)         (12)
  Deferred compensation.......................................    (1,544)    (1,544)      (1,544)
  Accumulated deficit.........................................   (20,951)   (20,951)     (20,951)
                                                                --------   --------         ----
       Total shareholders' equity.............................     9,146      9,198       36,398
                                                                --------   --------         ----
          Total capitalization................................  $  9,614   $  9,666    $  36,866
                                                                ========   ========         ====

------------

(1) See Note 8 of Notes to Financial Statements.

(2) Excludes (i) 1,875,461 shares of Common Stock issuable upon exercise of options outstanding as of March 31, 1997, with a weighted average exercise price of $2.72 per share, (ii) 77,159 shares of Common Stock issuable upon exercise of warrants outstanding as of March 31, 1997, with a weighted average exercise price of $3.24 per share and (iii) 1,124,307 shares of Common Stock reserved for future issuance under the Company's stock plans. See "Management -- Stock Plans," "Description of Capital Stock" and Notes 5 and 6 of Notes to Financial Statements.

                                    DILUTION

     The pro forma net tangible book value of the Company as of March 31, 1997 was approximately $9,198,000, or $1.01 per share of Common Stock. "Pro forma net tangible book value" per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding (assuming the conversion of all then outstanding Preferred Stock into Common Stock). After giving effect to the receipt of the net proceeds from the sale of the 3,000,000 shares of Common Stock offered by the Company hereby (after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company) at an assumed initial public offering price of $10.00 per share, the Company's net tangible book value as of March 31, 1997 would have been $36,398,000, or $3.01 per share of Common Stock. This represents an immediate increase in net tangible book value of $2.00 per share to existing shareholders and an immediate dilution of $6.99 per share to new investors. The following table illustrates this per share dilution:

    Assumed initial public offering price...............................             $10.00
      Pro forma net tangible book value as of March 31, 1997............   $1.01
      Increase attributable to new investors............................    2.00
                                                                           -----
    Pro forma net tangible book value after offering....................               3.01
                                                                                      -----
    Dilution to new investors...........................................               6.99
                                                                                      =====

     The following table summarizes, on a pro forma basis as of March 31, 1997, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing shareholders and by new public investors purchasing shares in this offering at an assumed initial public offering price of $10.00 per share (before deducting estimated underwriting discounts and commissions and offering expenses payable by the Company).

                                   SHARES PURCHASED          TOTAL CONSIDERATION        AVERAGE
                                ----------------------     -----------------------       PRICE
                                  NUMBER       PERCENT       AMOUNT        PERCENT     PER SHARE
                                ----------     -------     -----------     -------     ---------
    Existing
      shareholders(1).........   9,086,176       75.2%     $31,957,000       51.6%      $  3.52
    New investors.............   3,000,000       24.8%      30,000,000       48.4%        10.00
                                ----------      -----      -----------      -----
              Total...........  12,086,176      100.0%     $61,957,000      100.0%
                                ==========      =====      ===========      =====

     The foregoing computations assume no exercise of stock options or warrants after March 31, 1997. As of March 31, 1997, there were outstanding options to purchase 1,875,461 shares of Common Stock, with a weighted average exercise price of $2.72 per share, and outstanding warrants to purchase 77,159 shares of Common Stock, with a weighted average exercise price of $3.24 per share. In addition, as of March 31, 1997, 1,124,307 shares of Common Stock were reserved for future issuance under the Company's stock plans. To the extent that any shares available for issuance upon exercise of outstanding options, warrants or reserved for future issuance under the Company's stock plans are issued, there will be further dilution to new public investors. See "Management -- Stock Plans," "Description of Capital Stock" and Notes 5 and 6 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and the Notes thereto included elsewhere in this Prospectus. The statement of operations data for the years ended December 31, 1995 and 1996 and the three month period ended March 31, 1997 and the balance sheet data as of December 31, 1995 and 1996 and March 31, 1997 are derived from financial statements of the Company that have been audited by Price Waterhouse LLP, independent accountants, and are included elsewhere in this Prospectus. The statement of operations data for the three month period ended March 31, 1996 is derived from unaudited financial statements included elsewhere in this Prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's operating results for such period. The operating results for the three month period ended March 31, 1997 are not necessarily indicative of the results to be expected for any other interim period or any future fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                             YEAR ENDED DECEMBER          THREE MONTHS
                                                                     31,                ENDED MARCH 31,
                                                             --------------------     --------------------
                                                              1995         1996        1996         1997
                                                             -------     --------     -------     --------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Product..................................................  $    --     $  6,390     $    --     $  4,497
  Development contract.....................................       --           --          --          750
                                                             -------     --------     -------     --------
          Total revenues...................................       --        6,390          --        5,247
Cost of product revenues...................................       --        5,123          --        2,582
                                                             -------     --------     -------     --------
Gross profit...............................................       --        1,267          --        2,665
                                                             -------     --------     -------     --------
Operating expenses:
  Research and development(1)..............................    2,940        9,435       1,659        1,953
  Selling, general and administrative(1)...................    2,166        6,642       1,028        1,846
                                                             -------     --------     -------     --------
          Total operating expenses.........................    5,106       16,077       2,687        3,799
                                                             -------     --------     -------     --------
Loss from operations.......................................   (5,106)     (14,810)     (2,687)      (1,134)
Interest and other income (expense), net...................       67           59          35          (27)
                                                             -------     --------     -------     --------
Net loss...................................................  $(5,039)    $(14,751)    $(2,652)    $ (1,161)
                                                             =======     ========     =======     ========
Pro forma net loss per share(2)............................              $  (1.53)                $  (0.11)
                                                                         ========                 ========
Shares used in pro forma net loss per share
  calculations(2)..........................................                 9,627                   10,386

                                                                 DECEMBER 31,
                                                             --------------------                 MARCH 31,
                                                              1995         1996                     1997
                                                             -------     --------                 ---------
                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..................................  $   865     $  5,291                 $  4,141
Working capital (deficit)..................................     (307)       6,637                    6,049
Total assets...............................................    2,440       15,581                   15,586
Capitalized lease obligations, less current portion(3).....      544          632                      468
Accumulated deficit........................................   (5,039)     (19,790)                 (20,951)
Total shareholders' equity.................................      552        9,621                    9,146

------------
(1) Research and development expenses include amortization of deferred compensation of $22,000, $50,000, $6,000 and $48,000 for 1995, 1996 and the
    three month periods ended March 31, 1996 and 1997, respectively. Selling, general and administrative expenses include amortization of deferred compensation of $34,000, $146,000, $8,000 and $73,000 for 1995, 1996 and the
    three month periods ended March 31, 1996 and 1997, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."
(2) See Note 1 of Notes to Financial Statements for an explanation of shares used in pro forma net loss per share calculations.
(3) See Note 8 of Notes to Financial Statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements based upon current expectations that involve risks and uncertainties. The Company's actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     The Company was founded in August 1994 to design, develop, market and support 3D media processors, subsystems and API software for the interactive electronic entertainment market. The Company had no operations during the period from inception (August 24, 1994) through December 31, 1994. The Company was considered a development stage enterprise and was primarily engaged in product development and product testing until its first commercial product shipments in the third quarter of 1996. The Company incurred losses in 1995, 1996 and the three months ended March 31, 1997 and as of March 31, 1997 had an accumulated deficit of $21.0 million. These net losses were attributable to the lack of substantial revenue and continuing significant costs incurred in the research and development of the Company's 3D media processor products and product testing. The Company expects to incur additional net losses at least in the near term as it continues to incur substantial research and development and sales and marketing expenses to commercialize its products. There can be no assurance that significant revenues or profitability will ever be achieved or, if they are achieved, that they can be sustained or increased on a quarterly or annual basis in the future

     The Company derives revenue from the sale of 3D media processors and subsystems and from its development contract with Sega pursuant to the Sega Agreement. The Company's products are designed for use in PCs, home game consoles and coin-op arcade systems. The Company began commercial shipments of its first 3D graphics product, the Voodoo Graphics chipset, in September 1996. The Company's second product, the Voodoo Rush chipset, is currently in the later stages of development, with limited commercial shipments expected to begin in the second quarter of 1997. The Company has also commenced development of Banshee, which is intended to be a high performance, full-featured single chip 3D/2D media processor for the PC and coin-op arcade markets. Historically, the Company has also marketed and sold limited quantities of its Obsidian products, a line of Voodoo Graphics-based 3D processor boards. The Company currently intends to sell the Obsidian product on an opportunistic basis in the future. As a result of the Company's limited operating history and early stage of development, it has only a limited number of customers. Revenues derived from sales to Orchid, Diamond and Williams accounted for 44%, 33% and 11%, respectively, of product revenues in 1996. Revenues derived from sales to Diamond and Williams accounted for 59% and 15%, respectively, of product revenues for the three months ended March 31, 1997. The Company expects that a small number of customers will continue to account for a substantial portion of its total revenues for the foreseeable future.

     The Company is developing a 3D media processor chipset for Sega's next generation home game console pursuant to the Sega Agreement. During the three months ended March 31, 1997, the Company recognized development contract revenues of $750,000 under the Sega Agreement representing a non-refundable amount due for the delivery of certain engineering designs to Sega. Future development contract revenues under the Sega Agreement will be recognized by the Company under the percentage of completion method of accounting based upon costs incurred relative to total contract costs. Development contract revenues recognized under the Sega Agreement represented 14.3% of total revenues during the three months ended March 31, 1997. The Company may earn additional development contract revenue and certain development bonuses provided that milestones set forth in the Sega Agreement are met. Under the Sega Agreement, the Company will also derive royalty revenue for each Sega/3Dfx Chipset incorporated into products sold by Sega. The timely development and availability for shipment of the Sega/3Dfx Chipset by the Company and the successful introduction and sale of the New Sega Game Console will be critical factors affecting the Company's future results of operations and financial condition. Although published reports in the financial press have indicated that Sega may discontinue the manufacture and marketing of its home game console hardware, based on the Company's dealings with Sega in connection with the negotiation, execution and performance to date of the Sega Agreement, the Company has no reason to believe that Sega intends to withdraw from its commitment to develop, manufacture and market the New Sega Game Console. See "Risk Factors -- Dependence on Relationship with Sega" and
"Business -- Products, Products Under Development and Technology
License -- Strategic Relationship with Sega" for a description of the Sega Agreement.

     As part of its manufacturing strategy, the Company leverages the expertise of third party suppliers in the areas of wafer fabrication, assembly, quality control and assurance, reliability and testing. This strategy allows the Company to devote its resources to research and development and sales and marketing activities while avoiding the significant costs and risks associated with owning and operating a wafer fabrication facility and related operations. The Company does not manufacture the semiconductor wafers used for its products and does not own or operate a wafer fabrication facility. All of the Company's semiconductor products are currently manufactured by TSMC in Taiwan. The Company obtains manufacturing services from TSMC on a purchase order basis. The Company provides TSMC with a rolling six month forecast of its supply needs and TSMC builds to the Company's forecast. The Company purchases wafers and die from TSMC. Once production yield for a particular product stabilizes, the Company pays an agreed price for wafers meeting certain acceptance criteria pursuant to a "good die" only pricing structure for that particular product. Until production yield for a particular product stabilizes, however, the Company must pay an agreed price for wafers regardless of yield. Such wafer and die purchases constitute a substantial portion of cost of products revenues once products are sold. TSMC is responsible for procurement of raw materials used in the production of the Company's products. The Company believes that raw materials required are readily available. See "Risk Factors -- Dependence on Independent Manufacturers and Other Third Parties; Absence of Manufacturing Capacity; Manufacturing Risks."

     In connection with the grant of stock options to employees since inception (August 1994), the Company recorded aggregate deferred compensation of approximately $1.9 million, representing the difference between the deemed fair value of the Common Stock for accounting purposes and the option exercise price at the date of grant. This amount is presented as a reduction of shareholders' equity and is amortized ratably over the vesting period of the applicable options. These valuations resulted in charges to operations of $56,000 ($22,000 of which was recorded in research and development expenses and $34,000 of which was recorded in selling, general and administrative expenses), $196,000 (of which $50,000 and $146,000 were recorded in research and development expenses and selling, general and administrative expenses, respectively) and $121,000 (of which $48,000 and $73,000 were recorded in research and development expenses and selling, general and administrative expenses, respectively) in 1995, 1996 and the three months ended March 31, 1997, respectively, and will result in charges over the next 15 quarters aggregating approximately $121,000 per quarter (of which $48,000 and $73,000 will be recorded in research and development expenses and selling, general and administrative expenses, respectively).

RESULTS OF OPERATIONS

  Three Months Ended March 31, 1997 and 1996

     Revenues. Revenues from product sales are recognized upon product shipment. Revenue resulting from development contracts is recognized by the Company under the percentage of completion method of accounting based upon costs incurred relative to total contract costs. The Company's total revenues were $5.2 million in the three months ended March 31, 1997. No revenues were generated in the three months ended March 31, 1996.

     Product revenues were $4.5 million in the three months ended March 31, 1997. Product revenues in the three months ended March 31, 1997 were principally attributable to sales of the Company's Voodoo Graphics chipset and, to a lesser extent, sales of the Company's Obsidian graphics subsystems. The Company currently plans to sell the Obsidian product on an opportunistic basis in the future.

     Development contract revenues of $750,000 were recognized in the three months ended March 31, 1997 representing a non-refundable amount due for the delivery of certain engineering designs to Sega. Development contract revenues are billable by the Company to Sega based on a schedule of set forth in the Sega Agreement. Development contract revenues in future quarters will be recognized under the percentage of completion method of accounting as costs are incurred relative to total contract costs and will fluctuate from quarter to quarter. These fluctuations in development contract revenues will cause fluctuations in the Company's total revenues, gross margins and results of operations. See "Risk Factors -- Potential Fluctuations in Operating Results," "-- Overview" and "Business -- Products, Products Under Development and Technology
License -- Strategic Relationship with Sega."

     Gross Profit. Gross profit consists of total revenues less cost of product revenues. Cost of product revenues consists primarily of costs associated with the purchase of components, the procurement of semiconductors and printed circuit board assemblies from the Company's contract manufacturers, labor and overhead associated with such procurement and warehousing, shipping and warranty costs. Cost of product revenues does not include expenses related to development contract revenues. Gross profit was $2.7 million in the three months ended March 31, 1997. Cost of product revenues was $2.6 million in the three months ended March 31, 1997. Gross profit as a percentage of total revenues was 50.8% in the three months ended March 31, 1997. However, given the Company's limited operating history and limited history of product shipments, the Company believes that analysis of gross profit as a percentage of total revenues is not meaningful. The Company's future gross profit will be affected by the overall level of sales; the mix of products sold in a period; the mix of revenues between product revenues, development contract revenues associated with the Sega Agreement and licensing revenues in a period; manufacturing yields; and the Company's ability to reduce product procurement costs.

     Research and Development. Research and development expenses consist primarily of compensation and other expenses related to research and development personnel, occupancy costs of research and development facilities, depreciation of capital equipment used in product development and engineering costs paid to the Company's foundries in connection with manufacturing start-up of new products. In addition, costs associated with development contracts are included in research and development. Research and development expenses increased 17.7% from $1.7 million in the three months ended March 31, 1996 to $2.0 million in the three months ended March 31, 1997. Research and development expenses include costs associated with development contract revenues of approximately $80,000. The increase reflects increased personnel costs associated with the general expansion of the Company's research and development activities and increased nonrecurring engineering costs incurred in connection with the commencement of manufacturing of the Voodoo Rush chipset. The market for the Company's products is characterized by frequent new product introductions and rapidly changing technology and industry standards. As a result, the Company's success will depend to a substantial degree upon its ability to rapidly develop and introduce new products and enhancements to existing products that meet changing customer requirements and emerging industry standards. Accordingly, the Company expects to continue to make substantial investments in research and development and anticipates that research and development expenses will increase in absolute dollars in future periods, although such expenses as a percentage of total revenues will fluctuate.

     Selling, General and Administrative. Selling, general and administrative expenses include compensation and benefits for sales, marketing, finance and administration personnel, commissions paid to independent sales representatives, tradeshow, advertising and other promotional expenses and facilities expenses. Selling, general and administrative expenses increased 79.6% from $1.0 million in the three months ended March 31, 1996 to $1.8 million in the three months ended March 31, 1997. The increase resulted from the addition of personnel in sales, marketing, finance and administration as the

Company expanded operations, and increased commission expenses associated with the commencement of commercial sales. The Company expects that selling, general and administrative expenses will increase in absolute dollars in future periods, although such expenses as a percentage of total revenues will fluctuate.

     Interest and Other Income (Expense), Net. Interest and other income (expense), net decreased from net interest and other income of $35,000 in the three months ended March 31, 1996 to net interest and other expense of $27,000 in the three months ended March 31, 1997. The decrease resulted from higher interest expense as a result of outstanding balances under the equipment line of credit and capitalized lease obligations, partially offset by interest income earned on outstanding cash balances.

     Provision For Income Taxes. The Company recorded no provision for income taxes in the three months ended March 31, 1996 and 1997 as it incurred losses during such periods. As of March 31, 1997, the Company had net operating loss carryforwards of approximately $19.1 million for federal income tax purposes. If not utilized, the net operating loss carryforwards will begin to expire in 2010. Under the Tax Reform Act of 1986, the amount of and the benefit from net operating losses that can be carried forward may be impaired in certain circumstances, including for example, a cumulative ownership change of more than 50% over a three-year period. As of March 31, 1997, the Company's net operating loss carryforwards were not subject to any material annual limitations on utilization. The offering will result in an annual limitation of the Company's ability to utilize net operating losses (from the effective date of this offering).

     At March 31, 1997, the Company had approximately $8.2 million of deferred tax assets, comprised primarily of net operating loss and expenses not currently deductible for tax purposes. The Company believes that available objective evidence creates sufficient uncertainty regarding the realizability of such deferred tax assets; therefore a full valuation allowance has been recorded. The factors considered include the Company's history of losses, the lack of carryback capacity to realize deferred tax assets, the uncertainty of the development of the products and markets in which the Company competes and the fact that the market in which the Company competes is intensely competitive and characterized by rapidly changing technology. The Company believes that based on the currently available evidence, it is more likely than not that the Company will not generate sufficient taxable income to realize the Company's deferred tax assets.

  Years Ended December 31, 1996 and 1995

     Revenues. The Company's total revenues were $6.4 million in 1996. In 1995 the Company was still in the development stage and did not generate any revenues. Substantially all of the revenues in 1996 were derived from sale of the Company's Voodoo Graphic chipset, which began commercial shipments in September 1996 and, to a lesser extent, sale of Obsidian graphics subsystems. There were no development contract revenues in 1996.

     Gross Profit. Gross profit and cost of product revenues were $1.3 million and $5.1 million, respectively, in 1996. Gross profit as a percentage of total revenues was 19.8% in 1996. Cost of product revenues in 1996 reflected significant prototype and manufacturing start-up expenses incurred in connection with the initial commercial shipment of the Voodoo Graphics chipset.

     Research and Development. Research and development expenses increased 220.9% from $2.9 million in 1995 to $9.4 million in 1996, as the Company significantly increased research and product development activities and incurred increased nonrecurring engineering costs in connection with beginning manufacturing of the Voodoo Graphics chipset. The increased research and development expenditures primarily related to compensation and related personnel expenditures as the Company expanded its research and development operations.

     Selling, General and Administrative. Selling, general and administrative expenses increased 206.6% from $2.2 million in 1995 to $6.6 million in 1996, as the Company (i) increased finance and administration staffing and related costs necessary to support higher levels of operations,

(ii) established sales and marketing operations to support the commencement of commercial product shipments and (iii) incurred commission expenses associated with product sales.

     Interest and Other Income (Expense), Net. Interest and other income (expense), net decreased from $67,000 in 1995 to $59,000 in 1996. The decrease resulted from higher levels of interest expense as a result of higher outstanding balances of capitalized lease obligations partially offset by higher interest income as a result of higher outstanding cash balances.

     Provision for Income Taxes. The Company recorded no provision for income taxes in 1995 and 1996 as it incurred losses during such periods.

  Quarterly Results of Operations

     The following table sets forth unaudited quarterly results of operations data for each quarter during the year ended December 31, 1996 and for the three months ended March 31, 1997. This unaudited information has been prepared by the Company on a basis consistent with the Company's audited financial statements appearing elsewhere in this Prospectus and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The unaudited quarterly information should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Prospectus. In light of the Company's limited operating history, the Company believes that period-to-period comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

                                                               THREE MONTHS ENDED
                                           -----------------------------------------------------------
                                           MARCH 31,   JUNE 30,   SEPT. 30,     DEC. 31,     MARCH 31,
                                             1996        1996       1996          1996         1997
                                           ---------   --------   ---------     --------     ---------
                                                                 (IN THOUSANDS)
Revenues:
  Product................................   $    --    $    --     $ 1,887      $ 4,503       $ 4,497
  Development contract...................        --         --          --           --           750
                                            -------    -------     -------      -------       -------
          Total revenues.................        --         --       1,887        4,503         5,247
Cost of product revenues.................        --         --       1,719        3,404         2,582
                                            -------    -------     -------      -------       -------
Gross profit.............................        --         --         168        1,099         2,665
                                            -------    -------     -------      -------       -------
Operating expenses:
  Research and development...............     1,659      2,864       2,626        2,286         1,953
  Selling, general and administrative....     1,028      1,529       1,661        2,424         1,846
                                            -------    -------     -------      -------       -------
          Total operating expenses.......     2,687      4,393       4,287        4,710         3,799
                                            -------    -------     -------      -------       -------
Loss from operations.....................    (2,687)    (4,393)     (4,119)      (3,611)       (1,134)
Interest and other income (expense),
  net....................................        35          3           8           13           (27)
                                            -------    -------     -------      -------       -------
Net loss.................................   $(2,652)   $(4,390)    $(4,111)     $(3,598)      $(1,161)
                                            =======    =======     =======      =======       =======

     The Company was founded in August 1994 and was a development stage company until it began commercial shipments of its first product, Voodoo Graphics, in the third quarter of 1996. Product revenues were derived primarily from the sale of the Voodoo Graphics chipset in the three month periods ended September 30, 1996, December 31, 1996 and March 31, 1997. The Company's product revenues remained relatively flat in the three months ended March 31, 1997 as compared to the three months ended December 31, 1996 due to seasonality in the PC market. During the three months ended March 31, 1997, the Company recognized development contract revenues of $750,000 under the Sega Agreement representing a non-refundable amount due for delivery of certain engineering designs to Sega. Development contract revenues in future quarters derived pursuant to the Sega Agreement will fluctuate from quarter to quarter. See "-- Overview." The increase in cost of product revenues during the three months ended December 31, 1996 was primarily attributable to increased product revenues and manufacturing inefficiencies as the Company increased commercial product sales. Total operating expenses fluctuated from quarter to quarter as the Company expanded research and development and sales and marketing activities in 1996 to support the manufacture, development and marketing of Voodoo Graphics and Voodoo Rush, respectively. Operating expenses in the three month period ended March 31, 1997 decreased from the prior periods as the Company began cost containment measures and incurred lower manufacturing start-up expenses.

     The Company believes that, even if it does achieve significant sales of its products, quarterly and annual results of operations will be affected by a variety of factors that could materially adversely affect revenues, gross profit and income from operations. Accordingly, the Company believes that period-to-period comparisons of its results of operations should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year. In certain future quarters, the Company's results of operations may be below the expectations of public market analysts or investors. In such event, the market price of the Common Stock could be materially adversely affected. See "Risk Factors -- Potential Fluctuations in Quarterly Results."

  Impact of Adoption of New Accounting Standards

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("FAS 123") which established a fair value based method of accounting for stock-based compensation plans and requires additional disclosures for those companies that elect not to adopt the new method of accounting. In January 1996, the Company adopted the disclosure requirements of FAS 123. The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The adoption of the disclosure requirements of FAS 123 did not have a material impact on the Company's financial condition or results of operations.

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," ("FAS 121") which requires the Company to review for impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. In certain situations, an impairment loss would be recognized. Effective January 1, 1996, the Company adopted FAS 121. The adoption of FAS 121 did not have a material impact on the Company's financial condition or results of operations.

     In February 1997, the Financial Accounting Standards Board Issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("FAS 128") which adjusts the calculation of earnings per share under generally accepted accounting principles. FAS 128 is effective for the Company's fiscal year ending December 31, 1997. See Note 1 of Notes to Financial Statements for the effect of FAS 128 on the Company's pro forma net loss per share presentation.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, the Company has financed its operations primarily through private placements of equity securities yielding approximately $31.3 million. As of March 31, 1997, the Company had approximately $1.6 million of equipment line financing in place. As of March 31, 1997, the Company had approximately $4.1 million in cash and cash equivalents.

     Net cash used in operating activities was approximately $3.9 million, $17.2 million and $1.8 million in 1995, 1996 and the three months ended March 31, 1997, respectively. For 1995, net cash used in operating activities was due primarily to the net loss of $5.0 million, partially offset by increases in accounts payable and accrued liabilities. Net cash used in operating activities in 1996 was due primarily to the net loss of $14.8 million, a $4.9 million and $1.5 million increase in inventory and accounts receivable, respectively, associated with the generation of revenues which was partially offset by a $2.6 million increase in accounts payable and accrued liabilities. For the three months ended March 31, 1997, net cash used in operating activities was due primarily to the net loss of $1.2 million, a $2.6 million increase in accounts receivable, increases in other assets and decreases in accounts payable partially offset by a $2.0 million decrease in inventory and an $800,000 increase in deferred revenue.

     Net cash used in investing activities was approximately $589,000, $2.2 million and $334,000 in 1995, 1996 and the three months ended March 31, 1997, respectively, and was due, in each period, to the purchase of property and equipment. The Company does not have any significant capital spending or purchase commitments other than normal purchase commitments and commitments under leases. As of March 31, 1997, the Company had capital equipment of $5.1 million less accumulated depreciation of $1.6 million to support its research and development and administrative activities. The Company has financed approximately $1.9 million from capital lease obligations through March 31, 1997. The Company has an equipment line of credit, which provided initially for the purchase of up to $2.0 million of property and equipment, of which approximately $1.6 million had been utilized as of March 31, 1997. No remaining borrowing capacity is available under this equipment line of credit. Borrowings under this line are secured by all of the Company's owned assets and bear interest at the bank's prime rate plus 1.50% per annum (10.0% as of March 31, 1997). The agreement requires that the Company maintain certain financial ratios and levels of tangible net worth profitability and liquidity. The Company was in compliance with its covenants as of March 31, 1997. The lease line of credit expires in August 1998. The Company expects to use approximately $6.5 million of the net proceeds of this offering for capital expenditures through the end of 1998, primarily for the purchase of computer equipment and related software tools, furniture, fixtures and leasehold improvements. The Company expects capital expenditures to increase over the next several years as it expands facilities and acquires equipment to support the planned expansion of its operations.

     Net cash provided by financing activities was approximately $5.4 million, $23.8 million and $988,000 in 1995, 1996 and the three months ended March 31, 1997, respectively, due primarily to proceeds from the issuance of Preferred Stock.

     The Company has a line of credit agreement with Silicon Valley Bank, which provides for maximum borrowings in an amount up to the lesser of 75% of eligible accounts receivable plus 100% of cash and cash equivalents or $4.0 million. Borrowings under the line are secured by all of the Company's owned assets and bear interest at the bank's prime rate plus 1.50% per annum. The agreement requires that the Company maintain certain financial ratios and levels of tangible net worth, profitability and liquidity. The Company is in compliance with its covenants as of March 31, 1997. The line of credit expires in August 1997. At March 31, 1997, there were no borrowings outstanding under this line of credit. The Company has the ability to obtain and is actively considering obtaining an additional $1.0 million term loan with Silicon Valley Bank for software, equipment and leasehold improvements. In addition, the Company is considering entering into a $500,000 lease line with a different lender for equipment.

     The Company's future liquidity and capital requirements will depend upon numerous factors, including the costs and timing of expansion of research and product development efforts and the success of these development efforts, the costs and timing of expansion of sales and marketing activities, the extent to which the Company's existing and new products gain market acceptance, competing technological and market developments, the costs involved in maintaining and enforcing patent claims and other intellectual property rights, the level and timing of development contract revenues and royalty revenues associated with the Sega Agreement and available borrowings under line of credit arrangements and other factors. The Company believes that the proceeds from this offering together with the Company's current cash balances and cash generated from operations and from available or future debt financing will be sufficient to meet the Company's operating and capital requirements through December 1998. However, there can be no assurance that the Company will not require additional financing within this time frame. The Company's forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary. The factors described earlier in this paragraph will impact the Company's future capital requirements and the adequacy of its available funds. The Company may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to the Company, or at all. Furthermore, any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. Strategic arrangements, if necessary to raise additional funds, may require the Company to relinquish its rights to certain of its technologies or products. The failure of the Company to raise capital when needed could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Possible Future Capital Requirements."

                                    BUSINESS

     3Dfx Interactive is a leading developer of high performance, cost-effective 3D media processors, software and related technology for the interactive electronic entertainment market. The Company has developed 3D technology that enables a highly immersive, interactive and realistic 3D experience across multiple hardware entertainment platforms. Furthermore, the Company's technology facilitates virtually "seamless portability", or the transfer of game titles or other software content from one hardware platform to another, such as from an arcade system to a PC, without significant rewriting of the code for such game titles or other software content. The Company's strategy is to provide a 3D media processor solution comprised of hardware and embedded software designed around a common architecture that will become the standard graphics engine for the interactive electronic entertainment market. The Company believes that the benefits of its technology, coupled with its software content strategy, provide powerful incentives for the leading PC OEMs and entertainment hardware manufacturers to utilize the 3Dfx solution.

     Voodoo Graphics, the Company's first product, and subsequent 3D media processors now under development are designed around a common architecture to be utilized as the graphics engine for PCs and coin-op arcade systems. For PC applications, Diamond and Orchid have each introduced consumer multimedia add-in cards incorporating the Company's 3D media processor for sale in the retail channel and for incorporation into PCs manufactured by, among others, Apricot/Mitsubishi Electronic PC Division ("Apricot/Mitsubishi"), Falcon Northwest Computer Systems ("Falcon Northwest"), Hewlett-Packard Company ("Hewlett-Packard") and NEC Corp. ("NEC"). In the coin-op arcade market, the Voodoo Graphics 3D media processor is being utilized by Acclaim, Kaneko, Ltd., Midway and Taito, among others. Voodoo Graphics technology is also the graphics architecture for the Sega/3Dfx Chipset that the Company is developing for license to Sega for use in the New Sega Game Console. The Company's second product, Voodoo Rush, is designed to incorporate a 3D/2D solution into a single PCI board. Voodoo Rush began sampling in November 1996 and limited commercial shipments are expected in the second quarter of 1997. The Company has commenced development of Banshee, which is intended to be a high performance, fully-featured single chip, 3D/2D media processor for the PC and coin-op arcade markets. The Company expects to begin commercial shipments of Banshee in the first quarter of 1998. All of the Company's products are manufactured, assembled, tested and packaged by third-party suppliers.

INDUSTRY BACKGROUND

     The goal of interactive electronic entertainment is to create a realistic and immersive environment in which users can actively participate. Interactive electronic entertainment began in the 1970s with Atari's introduction of Pong, a simplistic, 2D, black and white, coin-op arcade game resembling ping pong, and has evolved to realistic and engaging 3D action games such as Quake and Tomb Raider.

     While interactive electronic entertainment started in the arcade, it was brought to the mass market through the advent of inexpensive, dedicated home game consoles that attached to televisions. Over the past 15 years, Nintendo, Sega, Sony and other OEMs have introduced successive generations of these consoles that, combined with better quality games, have provided increasing realism and enhanced game play. The overall entertainment experience on these platforms has been improving as a result of the recent introduction of first generation 3D hardware and software in the arcade and console markets. Despite its desirability, high performance 3D technology continues to be prevalent only in high-end engineering workstations that typically cost tens of thousands of dollars.

     The ultimate goal of the use of 3D for entertainment applications is to create an interactive experience with video quality comparable to that of motion pictures. Interactive electronic entertainment applications employing 3D graphics create plausible illusions of reality and thus provide more engaging presentations of complex action and scenery than traditional 2D graphics. The Company believes that once consumers experience high quality 3D technology on any entertainment platform, they will demand it from all interactive entertainment experiences.

     Interactive electronic entertainment products today are generally played on three hardware platforms -- the coin-op arcade system, the home game console and increasingly the PC. Coin-op arcade games have traditionally offered the most compelling and immersive experience for game players and, as a result, 3D gaming was first introduced in this high-end market. However, coin-op arcade games are based on high cost, proprietary hardware and, consequently, the coin-op arcade market has remained a relatively small segment of the overall 3D market. Like coin-op arcade systems, home game console hardware is typically proprietary. However, the attractive price point, traditionally $300 or less, continual technological improvements and convenience of home play that home game consoles offer have fueled the platform's substantial consumer adoption even though performance still trails that of the arcade.

     Although 3D interactive electronic entertainment has enjoyed success on both the coin-op arcade and home game console platforms, which are optimized for game play, to date 3D entertainment has had limited success in the PC market. In fact, in 1996, PC games accounted for less than 20% of the total video game market. Several recent developments, however, are enabling the PC to become a more suitable platform for interactive electronic entertainment. First, the emergence of more powerful microprocessors and dedicated graphics processors have provided the necessary computing power to handle the computationally intensive processing of 3D graphics at acceptable costs. Second, the PC industry has adopted wider data buses in the PC architecture that are capable of transmitting the vast streams of data needed for high quality 3D graphics. Third, cost reductions in memory and other components have allowed PC OEMs to offer lower cost, general purpose computing platforms that are ideal for 3D interactive electronic entertainment. Finally, the industry has developed and adopted industry standard 3D APIs, like Microsoft's D3D and SGI's OpenGL, which serve as software bridges between applications and the 3D graphics processor.

     In addition to the performance capabilities of the hardware, the success of any game platform ultimately depends on the quality and quantity of software titles developed for the platform and the ease with which developers can create new software for, or port existing software to, a platform. Porting is the adaptation of software code written for one platform for use on another. For example, software written for a coin-op arcade system must be ported so that it can be played on PCs or home game consoles. Historically, porting has been technically challenging, costly and time consuming. Even though the coin-op arcade market is the proving ground for new game titles with hits in the arcade market virtually guaranteeing success in the PC and home game console markets, software developers often opt not to pursue these opportunities because of the significant engineering effort required to port a title from one platform to another. As a result, game developers and publishers have not been able to fully capitalize on their investment in software content. Consumers have been frustrated by the long delays between their first experience with a game in an arcade and the availability of the game for home use and by the significant decrease in game quality typically experienced when software titles migrate from the arcade platform. Thus, content developers are demanding an entertainment solution that facilitates virtually seamless porting across platforms and consumers are demanding a cost-effective solution that enables a high quality gaming experience on their choice of platform.

  The 3D Dilemma

     The growth of the interactive electronic entertainment market has been constrained by the absence of a high performance, cost-effective 3D solution, the lack of an architecture that facilitates virtually seamless porting across the three primary platforms and the limited number of high quality 3D software titles. The implementation of 3D graphics is extremely complex and mathematically intensive and requires significant computing power. Consequently, despite the desirability of 3D graphics, high quality 3D continues to remain a niche technology not prevalent outside of high-end engineering workstation and professional applications. To date, attempts to bring high quality, affordable 3D solutions to the entertainment market have required consumers to accept a trade-off between visual realism, or fill rate, and gaming performance, or frame rate. Today, the interactive electronic entertainment industry is demanding a no-compromise 3D solution that will deliver both visual realism and performance at a cost-effective price. The solution must also drive content development by enabling developers to create a new generation of high quality 3D software that delivers a realistic and immersive experience.

THE 3DFX SOLUTION

     3Dfx has developed hardware and software technology designed to deliver superior 3D performance across multiple interactive electronic entertainment platforms in a cost-effective manner. The Company's technology is optimized to alleviate the traditional consumer trade-off between visual quality and gaming performance by providing a 3D solution with both high fill rates and frame rates. To that end, the Company's technology enables a highly immersive, interactive 3D experience with compelling visual quality, realistic motion and complex character and scene interaction at real time frame rates. Voodoo Graphics, the Company's first product, and subsequent 3D media processors now under development, are designed around a common architecture to be utilized as the graphics engine for PCs and coin-op arcade systems. Voodoo Graphics technology is also the graphics architecture for the Sega/3Dfx Chipset that the Company is developing for license to Sega for use in the New Sega Game Console.

     To promote the rapid adoption of its products, the Company's architecture supports most industry standard APIs, including: Apple Computer Inc.'s Rave3D, Argonaut Technologies Incorporated's BRender, Criterion Software Ltd.'s Renderware, Intel's 3DR, Microsoft's D3D and SGI's OpenGL. The Company believes that game titles using any of these APIs in conjunction with its 3D media processor products offer compelling performance when compared to performance achieved by competing hardware solutions. Additionally, the Company has developed Glide, its proprietary, low-level 3D API. Glide was designed to optimize the performance of software designed for any entertainment platform powered by the Company's 3D media processors, and affords virtually seamless portability of game content across multiple entertainment platforms. The content provider's ability to rapidly port software titles to all three platforms reduces the developer's time to market from the arcade to the high volume platforms, significantly reduces the costs of porting across multiple platforms, provides a successful title with enormous exposure and allows both the game developer and the publisher to more effectively leverage their investment in a given title. The Company believes that these are powerful incentives for the leading PC OEMs, arcade and console hardware manufacturers, software content developers and publishers to utilize and design applications for the 3Dfx graphics engine.

STRATEGY

     The Company's objective is to establish its products as the standard 3D media processors in the interactive electronic entertainment market. Key elements of the Company's business strategy include:

     Focus on Interactive Electronic Entertainment Market. The interactive electronic entertainment market is currently a multi-billion dollar industry that is growing rapidly. The Company believes that the compelling visual quality and high performance graphics enabled by its 3D media processors make its 3D solution ideal for use in this market where users demand a high quality 3D experience. The Company's strategy is to develop and introduce products that cost-effectively deliver 3D performance levels that meet the demanding requirements of the three major interactive electronic entertainment platforms. Moreover, given the technical challenge of offering a high quality 3D solution the Company believes that this market offers significant potential for continued innovation of cost-effective, high performance 3D media processors.


     Leverage Multi-Platform Architecture. The Company's 3D technology embodies a single hardware/software architecture that can be deployed in each of the three interactive electronic entertainment platforms. For PC applications, Diamond and Orchid have each introduced consumer multimedia add-in cards incorporating the Company's 3D media processor for sale in the retail channel and for incorporation into PCs manufactured by Apricot/Mitsubishi, Falcon Northwest, Hewlett-Packard and NEC, among others. In the coin-op arcade system market, Voodoo Graphics is being utilized by Acclaim, Kaneko, Midway, and Taito, among others. Voodoo Graphics technology is also the basis for the Sega/3Dfx Chipset that the Company is developing for license to Sega for use in the New Sega Game Console.

     Promote Content Development. The Company believes that the availability of a sufficient number of high quality, commercially successful software game titles and applications drives hardware sales. Therefore, to become the standard in the 3D interactive electronic entertainment arena, the Company is collaborating with content developers to create software entertainment titles designed to work with the Company's hardware. The Company attracts these developers by providing the opportunity to differentiate their software products with high quality 3D graphics, feature rich special effects and real time frame rates. With a solution that enables game content to be easily ported across the major interactive entertainment platforms, the Company offers its software partners easy access to multiple outlets for their products. To encourage developers and publishers to develop content based on the Company's technology, the Company has devoted significant resources to its developer relations program which currently includes over 500 content developers, game publishers and ISVs.

     Pursue Branding Strategy. The Company continues to devote substantial marketing resources towards establishing 3Dfx as a recognizable brand. The Company is initially focusing on establishing its brand identity in the coin-op arcade market by promoting the use of a spinning version of the 3Dfx logo at the start of games utilizing the Company's hardware. In addition, the Company has been working with both software developers and publishers in the PC market to prominently display the 3Dfx logo on their software product boxes to indicate that the software is compatible with the Company's products. To further identify the Company in the marketplace, several software products display a spinning version of the 3Dfx logo on the screen while loading. The Company believes that this strategy creates market awareness because publishers first release games to arcades where consumers will first encounter the 3Dfx logo, and then port successful games to PCs and home game consoles. The Company further believes that consumer awareness of its products will speed adoption of the Company's architecture in the mass market, lead to increasing availability of 3Dfx enabled software content and help establish the Company as the standard 3D solution for the interactive electronic entertainment market.

     Extend Technical Leadership. The Company offers superior performance 3D media processors targeted toward the high-end of the interactive electronic entertainment market. The Company intends to continue to leverage its technology at the high-end of the 3D interactive electronic entertainment market in order to optimize and cost-reduce such solutions for applications in the volume market. The Company believes this strategy will create an effective barrier to entry to potential competitors.

     Leverage Core Technology to Address New Market Opportunities. The Company believes it can leverage its 3D processor technology in a variety of other 3D multimedia applications. Within the electronic entertainment market, the Company intends to extend its technology to location based entertainment ("LBE") applications, which would be enhanced by the Company's technology. LBE sites are typically dedicated to one type of game or experience and the environment includes mechanical or other environmental elements that add significantly to the immersion of the experience. The Company is investigating opportunities to apply its 3D technology to other product applications such as Internet/intranet exploration, including virtual reality mark-up language ("VRML") browsers, 3D graphical user interface ("GUI"), visual simulation, education and training applications and other 3D visualization applications.

PRODUCTS, PRODUCTS UNDER DEVELOPMENT AND TECHNOLOGY LICENSE

     The Company's product strategy is to offer a 3D media processor solution comprised of hardware and embedded software designed around a common architecture that will become the standard graphics engine for the interactive electronic entertainment market. Voodoo Graphics, the Company's first product, began commercial shipment in September 1996. Voodoo Rush, the Company's second product, began sampling in November 1996 and limited commercial shipment is expected for the second quarter of 1997. Both Voodoo Graphics and Voodoo Rush are being targeted at price and performance points for the PC and coin-op arcade markets. Voodoo Graphics and subsequent 3D media processors under development are based on a common architecture which offers developers a clear, compatible upgrade path. This architecture is designed to scale with the PC's microprocessor. As a result, as the processing power of the CPU increases, the Company's products will use that additional processing power to improve the overall quality of the 3D. In addition, Voodoo Graphics technology is the graphics architecture for the Sega/3Dfx Chipset that the Company is developing for license to Sega for use in the New Sega Game Console.

     Voodoo Graphics. The Company believes that Voodoo Graphics offers a cost-effective, high performance solution for 3D interactive electronic entertainment applications. Voodoo Graphics is a stand-alone 3D media processor designed to function as the primary display device in embedded applications, such as coin-op arcade systems, or to work in conjunction with most standard 2D processors in PC applications. Voodoo Graphics has seen initial acceptance in both the PC and coin-op arcade markets. Diamond and Orchid have each introduced multimedia add-in boards for PCs, Monster 3D and Righteous 3D, respectively, that are currently supplied through retail, OEM and mail order channels in the US, Europe and Asia. See "-- Sales and Marketing." Voodoo Graphics is being utilized by Acclaim, Kaneko, Midway and Taito among others for coin-op arcade systems and game applications. In addition, Voodoo Graphics is the basis for the technology that the Company is developing and has licensed to Sega for use in Sega's new home game console. See "-- Strategic Relationship with Sega." The technological features found in the existing Voodoo Graphics product will be incorporated into the Sega/3Dfx Chipset. There can be no assurance that the Sega/3Dfx Chipset will be developed as anticipated, perform as required or be incorporated into Sega's New Sega Game Console as planned. See "Risk
Factors -- Dependence on Relationship with Sega" and "-- Strategic Relationship with Sega."

     Voodoo Graphics is a two chip solution and has a 128-bit "dedicated texture memory" architecture that provides over 800 megabytes per second of memory bandwidth to deliver both the interactivity and the visual realism necessary for the new generation of 3D games. Because Voodoo Graphics dedicates at least one megabyte of memory to texture maps, interactive 3D games can now attain a level of realism that was previously limited to pre-rendered games with limited interactivity. Voodoo Graphics has scalable performance of 45 megapixels per second sustained fill rate for bilinear or advanced filtered textures and one million textured triangles per second polygon performance for filtered, level of detail ("LOD") MIP-mapped, Z-buffered, alpha-blended, fogged, textured 50-pixel triangles rendered on a Pentium-200 MMX system.

     Voodoo Rush. Voodoo Rush began sampling in November 1996 and limited commercial shipment is expected for the second quarter of 1997. There can be no assurance that Voodoo Rush will be commercially shipped or will be accepted by the market. Voodoo Rush is designed to offer a cost-effective solution for implementing 3D graphics with 3D performance similar to that of Voodoo Graphics. Based on the core 3D technology in Voodoo Graphics, Voodoo Rush was designed to function with a partner's companion 2D or 2D/3D accelerator. Unlike Voodoo Graphics, however, which requires independent 2D and 3D solutions, Voodoo Rush is designed to incorporate a 3D/2D solution into a single PCI board. Alliance, Macronix, MRT and Trident are the Company's partners for this program. The Voodoo Rush solution is designed to increase system flexibility for the OEM, to require less memory and to reduce the graphics system cost when compared to Voodoo Graphics and stand-alone 2D graphics.

     Voodoo Rush is designed to provide both full screen rendering and 3D in a window, which permits the user to move easily between the 3D enabled application, the desktop and other applications. Voodoo Rush has a sustained fill rate of 45 megapixels per second for bilinear filtered textures with LOD MIP-mapping, Z-buffering, alpha-blending and fogging enabled. The triangle rate is one million triangles per second for filtered, LOD MIP-mapped, Z-buffered, alpha-blended, fogged, textured triangles on a Pentium-200 MMX system.

     Future Product Development. In connection with the Company's strategy of developing a single-chip solution, the Company has commenced development of Banshee, which is intended to be a high performance, fully-featured single chip 3D/2D media processor for the PC and coin-op arcade markets. See "-- Strategy." The Company expects to begin commercial shipment of Banshee by the first quarter of 1998. The Company is developing Banshee with the intent of delivering quality 3D/2D to a broader portion of the interactive electronic entertainment market. In addition, Banshee is designed to reduce graphics system costs and to be compatible with applications designed for use with Voodoo Graphics and Voodoo Rush. There can be no assurance that the Company will be able to introduce Banshee as scheduled or, that if introduced, it will perform as intended or be accepted by OEMs, coin-op board manufacturers and coin-op arcade system manufacturers. In addition, the Company is in the early stages of development of the second generation of its existing product. There can be no assurance, however, that these second generation solutions will be developed, or, if developed, that they will perform as expected or be accepted by the market. See "Risk Factors -- Acceptance of the Company's 3D/2D Solution for the PC Market; Dependence on the Development of a Single-Chip Solution" and "-- Dependence on New Product Development; Rapid Technological Change."

  Strategic Relationship with Sega

     In March 1997, the Company entered into the Sega Agreement, under which the Company will develop and license to Sega the Sega/3Dfx Chipset for use in the New Sega Game Console. During the three months ended March 31, 1997, the Company recognized development contract revenues of $750,000 under the Sega Agreement representing a non-refundable amount due for the delivery of certain engineering designs to Sega. Development contract revenues recognized under the Sega Agreement represented 14.3% of total revenues, during the three months ended March 31, 1997. Through the end of 1998, the Company may earn additional development contract revenues and certain development bonuses provided that certain milestones set forth in the Sega Agreement are met. The Company will also derive royalty revenue for each Sega/3Dfx Chipset incorporated into products sold by Sega.

     Pursuant to the Sega Agreement, the Company shall maintain ownership of the Sega/3Dfx Chipset intellectual property. The Company granted Sega a royalty-bearing, worldwide license (i) to use the technology covered by the Sega Agreement for the manufacture of the Sega/3Dfx Chipset, to perform engineering, development, testing and integration of the Sega/3Dfx Chipset within the console and to distribute the Sega/3Dfx Chipset as integrated into such console; and
(ii) to use the Sega/3Dfx Chipset solely for Sega's internal engineering, development, testing, support and other purposes in connection with the incorporation of the Sega/3Dfx Chipset into other potential Sega products. The license rights to manufacture and distribute the Sega/3Dfx Chipset are exclusive to Sega, solely with respect to home game consoles, for a period of three years commencing on Sega's acceptance of the version of the Sega/3Dfx Chipset intended for production in commercial volume. In addition to the chipset license, the Company granted Sega a royalty-free license for certain software, including Glide, subject to limitation.

     The Sega Agreement will remain in full force and effect unless terminated in accordance with its terms. Sega may terminate the Sega Agreement during the development phase, if the Company defaults on the development schedule. Either party may terminate the Sega Agreement, with limitations, upon the material breach by the other party or in the event of the other party's bankruptcy, dissolution or liquidation, assignment for the benefit of creditors, or the appointment of a receiver or trustee or custodian for all or part of the assets of such party.

----------------------------------------------------------------------------------------------------------
                                         3DFX PRODUCT DEVELOPMENT
----------------------------------------------------------------------------------------------------------
    PRODUCT/LICENSE      COMMERCIAL AVAILABILITY   TARGET MARKET         KEY FEATURES(1)
----------------------------------------------------------------------------------------------------------
    Voodoo Graphics      September 1996            PCs, coin-op arcade   Add-on 3D solution;
                                                     systems             scalability; consistent
                                                                         sustained performance with
                                                                         all features enabled; fill
                                                                         rate of 45 Mpixel/sec; fully
                                                                         featured triangle rate of
                                                                         1.0M/sec; texture streaming;
                                                                         fully featured architecture
----------------------------------------------------------------------------------------------------------
    Voodoo Rush          Expected second           PCs                   Single-board 3D/2D solution;
                           quarter 1997                                  consistent sustained
                                                                         performance with all features
                                                                         enabled; fill rate of 45
                                                                         Mpixel/sec; fully featured
                                                                         triangle rate of 1.0M/sec;
                                                                         texture streaming; fully
                                                                         featured architecture; 3D in
                                                                         a window
----------------------------------------------------------------------------------------------------------
    Banshee              Expected first            PCs, coin-op arcade   Single chip 3D/2D solution;
                           quarter 1998              systems             large feature set; fully
                                                                         integrated architecture; high
                                                                         sustained fill rate and
                                                                         triangle rate with all
                                                                         features enabled; compatible
                                                                         3D architecture with Voodoo
                                                                         Graphics
----------------------------------------------------------------------------------------------------------
    Sega/3Dfx Chipset    To be   announced         Home game             Key features based on Voodoo
      License                                        consoles            Graphics architecture
----------------------------------------------------------------------------------------------------------

------------

(1) "Fully featured" means textured, bilinear filtered with LOD MIP-mapping, Z-buffered and fogged.

     Graphics Subsystems and Development Boards. To address the coin-op arcade market and to offer PC OEM customers development boards, the Company commenced the design and manufacture of graphics boards immediately upon availability of Voodoo Graphics. Branded "Obsidian," the Company also targeted these products to address opportunities in the visual simulation, digital content creation and LBE markets.

     Because many of the Company's coin-op arcade OEM customers have implemented embedded coin-op arcade systems as opposed to PC-based coin-op systems, the principal demand for the Company's products in the coin-op arcade market is in the form of components, rather than graphics boards or subsystems. Because the graphics board business for the visual simulation, digital content creation and LBE markets collectively comprise a significantly smaller volume market than the embedded coin-op market, the Company does not intend to devote significant resources to support the Obsidian product line. To maintain a presence in these markets, while minimizing the associated support burdens, the Company has recently entered into an agreement with Quantum3D, Inc. ("Quantum3D") pursuant to which the Company will supply Obsidian graphics boards to Quantum3D for resale into these and other markets. The Company anticipates that Quantum3D will transition into a component customer in late 1997, and intends to support the Obsidian product line on an opportunistic basis after such time.

CUSTOMERS

     The Company markets its products to PC and graphics board OEMs and manufacturers of coin-op arcade systems and home game consoles. The Company works closely with its customers and software developers during the design process of entertainment platforms and the development phase of software titles and applications. The Company believes that this close technical collaboration facilitates the integration of the Company's products into its customers' entertainment platforms. There can be no assurance, however, that design wins will ultimately result in orders or that the Company will retain such customers through the ongoing and recurring design-in process. The following is a list of the companies which are either direct or indirect customers of the Company or companies with which the Company has design wins:


                      PCS                                COIN-OP ARCADE SYSTEMS
    ----------------------------------------    ----------------------------------------
    Apricot/Mitsubishi Electric PC
      Division(1)                               Acclaim Entertainment Inc.(3)
    Deltron Precision, Inc.                     Eolith Co., Ltd.(3)
    Diamond Multimedia Systems, Inc.            IGS Taiwan(3)
    Falcon Northwest Computer Systems(1)        Interactive Light
    Hercules Computer Technology, Inc.(2)       Kaneko Ltd.(3)
    Hewlett-Packard Company(1)                  Konami Co. Ltd.(2)
    Intel Corporation                           LBE Technologies, Inc.
    Micron Technology, Inc.(1)                  RealVision Corporation(3)
    NEC Corp.(1)                                Taito Corporation(3)
    Orchid Technology                           WMS Industries, Inc. (Williams)
    Quantum3D, Inc.


---------------

(1) Indirect customer that purchases products from the Company's board level customers.


(2) Indicates design win with limited or nominal commercial shipments of the Company's product to date.



(3) Indicates design win only; such companies have not yet purchased commercial quantities of the Company's products.



     In addition to the design wins above, the Company has a design win with Sega for the Sega/3Dfx Chipset which is being developed for use in the New Sega Game Console. See "-- Products, Products Under Development and Technology License -- Strategic Relationship with Sega."


     Because of the Company's limited operating history and early stage of development, it has only a limited number of customers. For these reasons, the Company's sales are highly concentrated. Revenues derived from sales to Orchid, Diamond and Williams accounted for 44%, 33% and 11% respectively, of product revenues for 1996. Revenues derived from sales to Diamond and Williams accounted for 59% and 15%, respectively of product revenues for the three months ended March 31, 1997. Development contract revenues recognized under the Sega Agreement represented 14.3% of total revenues during the three months ended March 31, 1997. The Company expects that a small number of customers will continue to account for a substantial portion of its revenues for the foreseeable future. See "Risk Factors -- Customer Concentration."

SALES AND MARKETING

     The Company sells its products to manufacturers of graphics and multimedia accelerator subsystems for PCs and coin-op arcade systems and to PC OEMs through a network of domestic and international independent sales representatives and distributors. In the United States and Canada, the Company has 11 sales representatives. The Company also sells its products directly to certain OEM customers in each of the Company's target markets. Outside the United States and Canada, primarily in the Far East and Europe, the Company's products are sold through nine sales representatives. Sales outside of the United States were insignificant during 1996 and the three months ended March 31, 1997. The Company maintains a sales management organization which is primarily responsible for supporting independent sales representatives and distributors and making direct sales to customers that prefer to transact directly with the Company. As of March 31, 1997, the Company employed 18 individuals in its sales, marketing and customer support organization.

     To meet customer requirements and achieve design wins, the Company's sales and marketing personnel work closely with customers, potential customers and leading industry software and hardware developers to define product features, performance, price and market timing of new products. The Company provides customers with early access to technical design information and specifications, documentation, in-house engineering support, first chip product samples and product development plans. This effort is coordinated by the Company's sales management organization and is supported by in-house applications engineers and marketing personnel. The Company's applications engineers frequently work with existing and potential customers to assist them with their design projects. The Company believes that these efforts contribute to the Company's understanding of customer needs and assist the Company in developing products that meet customer requirements.

     To encourage software title developers and publishers to develop games optimized for platforms utilizing the Company's products, the Company seeks to establish and maintain strong relationships in the software development community. The Company has branded a marketing effort named the "Buddy Program" that employs the Company's expertise in software development to assist developers through an on-site assistance program, sample source code and electronic communication. As part of the Buddy Program, the Company has assigned a software engineer to each strategic developer to assist with product development. Generally the Company's assigned software engineer interacts with the developer both remotely and through on-site visits and, by working closely with the development team, attempts to ensure that the developer fully exploits the 3D graphics capabilities of the Company's products. Another key element of the Company's sales and marketing strategy has been the development of manufacturing qualified reference design kits for the Company's 3D media processors. The Company uses the reference design kits to seed important developers before the commercial introduction of the Company's products to ensure early software availability, and after commercial introduction to encourage on-going support of the Company's products. The Company believes that its close relationships with and attention to content developers encourages the development of software for the Company's hardware, provides the Company with information regarding the needs and concerns of the development community and enables the Company to continually assess opportunities for future software projects.

     The following table lists game titles for use with platforms utilizing the Company's hardware that were commercially available as of March 31, 1997:

        TITLE                 PUBLISHER                   DEVELOPER               API         PLATFORM
---------------------  -----------------------  -----------------------------  ----------  ---------------
Agile Warrior          Virgin Interactive       Black Ops Entertainment Inc.   D3D         PC
                         Entertainment Inc.
Cyberdome              Microleague              Above the Garage   Production  D3D         PC
                         Multimedia, Inc.
CyberGladiators        Sierra On-Line, Inc.     Dynamix Inc.                   Glide/D3D   PC
Descent 2:             Interplay Productions    Parallax Software              Glide       PC
  The Infinite Abyss                            Corporation
Die Hard Trilogy       Fox Interactive, Inc.    Probe Entertainment            D3D         PC
The Divide             Virgin Interactive       Radical Entertainment          D3D         PC
                         Entertainment, Inc.
EF2000                 Ocean Entertainment,     Digital Image Design           Glide       PC
                         Inc.
Hellbender             Microsoft                Terminal Reality, Inc.         D3D         PC
Hyperblade             Activision, Inc.         Wizbang! Software              D3D         PC
                                                Productions
Independence Day       Fox Interactive, Inc.    Radical Entertainment          D3D         PC
Mech Warrior 2         Activision, Inc.         Activision, Inc.               Glide       PC
Monster Truck Madness  Microsoft                Terminal Reality               D3D         PC
pod                    UbiSoft Entertainment    UbiSoft Entertainment          Glide       PC
Quake                  id Software, Inc.        id Software                    OpenGL      PC
Scorched Planet        Virgin Interactive       Criterion Studios              Glide       PC
                         Entertainment, Inc.
Scourge of Armagon     Activision, Inc.         Hypnotic                       OpenGL      PC
  (Quake Add On)
Shrak (Quake Add On)   Quantum Access           Quantum Access                 OpenGL      PC
Starfighter            The 3DO Company          Krisalis Software Ltd.         Glide       PC
Terracide              Eidos Interactive        Simis                          D3D         PC
TigerShark             GT Interactive           N-Space                        Glide       PC
                       Software
                       Corporation
Tomb Raider            Eidos Interactive        Core Design                    Glide       PC
Toshinden              Playmates Interactive    Digital Dialect                Glide       PC
                         Entertainment
                       Incorporated
VR Soccer '96          Interplay Productions    Gremlin                        Glide       PC
Whiplash               Interplay Productions    Gremlin                        Glide       PC
Home Run Derby         Interactive Light        Interactive Light              Glide       Coin-Op Arcade
Mace                   Williams                 Atari Games                    Glide       Coin-Op Arcade
                         Entertainment, Inc.
SF Rush                Williams                 Atari Games                    Glide       Coin-Op Arcade
                         Entertainment, Inc.
Wayne Gretzky Hockey   Williams                 Atari Games                    Glide       Coin-Op Arcade
                         Entertainment, Inc.

     To enhance awareness of the Company's 3D graphics solutions, the Company has created several proprietary demonstrations that showcase the performance and features made possible by the Company's products. These demonstrations, which are often bundled with an OEM's product, are shown to software developers, OEMs, VARs and tradeshow audiences. The Company believes that these demonstrations effectively demonstrate the immediate potential for high quality 3D graphics in interactive electronic entertainment and effectively differentiate the Company's product offerings from competing products. The Company continues to devote substantial marketing resources towards establishing 3Dfx as a recognizable brand. The Company is initially focusing on establishing its brand identity in the coin-op arcade market by promoting the use of a spinning version of the 3Dfx logo at the start of games utilizing the Company's hardware. In addition, the Company has been working with both software developers and publishers in the PC market to prominently display the 3Dfx logo on their software product boxes to indicate that the software is compatible with the Company's products. To further identify the Company in the marketplace, several software products display a spinning version of the 3Dfx logo on the screen while loading. The Company believes that this strategy creates market awareness because publishers first release games to arcades where consumers will first encounter the 3Dfx logo, and then port successful games to PCs and home game consoles. The Company further believes that consumer awareness of its products will speed adoption of the Company's architecture in the mass market, lead to increasing availability of 3Dfx enabled software content and help establish the Company as the standard 3D solution for the interactive electronic entertainment market.

     The Company's marketing activities also consist of sponsorship of and participation in industry tradeshows, marketing communications and market development activities designed to generate awareness of the Company and its products. Such activities include ongoing contact with industry press and analysts and selective advertising in entertainment and game industry publications. The Company is also active in the promotion of its products through 3D graphics news groups on the Internet. The Company intends to promote the 3Dfx name and trademarks to create a recognizable industry standard for high quality 3D entertainment.

     The Company has implemented a customer support program that enables end users to contact the Company directly with questions or comments. The Company offers free telephone customer support during normal business hours. The Company also provides customer support via the Internet and maintains a page on the World Wide Web to provide technical information to customers.

TECHNOLOGY

  3D Technology

     The technology necessary to create interactive, realistic and visually engaging 3D at high frame rates is extremely compute intensive, complex and technically challenging. Historically, such technology has been extremely expensive and thus 3D has been prevalent only in high-end 3D workstations. Today, 3D graphics companies face the challenge of designing affordable products that offer realistic 3D graphics with full screen resolution in real time for the mainstream PC market. The substantial complexity and technical demands of achieving this level of 3D graphic performance requires compute and pixel processing power and memory bandwidths well beyond what is available in typical general purpose CPUs, such as Intel's Pentium Pro. Specialized 3D graphics processors address this limitation by implementing all or part of what is referred to as the "3D Pipeline" by providing dedicated 3D graphics processing capability.

     The 3D Pipeline is a sequence of operations, which, starting with three dimensional model data, position and desired lighting models, results in 2D pixels displayed on a computer monitor or television display. The creation of a single 3D image from the numerical mode is comprised of three primary steps: tessellation, geometry and rendering.

     - Tessellation. Tessellation is the creation of a numerical description (the "three dimensional model data") of an object and the conversion of this model into a set of polygons. Polygons are often defined to be triangles because triangles are simple geometric shapes which can be easily defined by only a few data points and can be quickly modified by mathematical operations. Each triangle requires a separate set of calculations, which means that the more complex an object is, the more compute intensive it is. As a result, triangles-per-second is one of the essential performance metrics of 3D graphics.

     - Geometry. The geometry phase of the 3D Pipeline includes three stages: transformation, lighting and triangle setup, although triangle setup is often considered a separate stage. The transformation stage converts the native three dimensional model data from its native numerical representation into a viewer-dependent model space by using 4x4 matrix operations. The triangle setup operation takes in the transformed, lighted triangles and calculates the edge and slope information required to paint each individual triangle on the screen.

     - Rendering or Rasterization. The third primary phase of the 3D Pipeline, called triangle rendering or triangle rasterization, is the most important phase for creating a quality 3D image. During this phase, a two-dimensional image, capable of being displayed on a PC monitor or television set, is created from the discrete, three-dimensional model that emerges from the geometry phase. Within each particular triangle, pixels are computed, rendered and displayed according to a complex set of rules. Final image quality depends on the number and types of techniques applied to each particular pixel. Various techniques are applied in the rendering phase to achieve photo-realistic images, including scan conversion, shading, texture-mapping and various perspective enhancements. More advanced techniques in rendering include MIP mapping, texture filtering, anti-aliasing, subpixel correction, fogging, alpha-blending, and depth cueing.

     The rasterization stage of the 3D Pipeline permits a significant level of quality improvements, which can be achieved by the application of many techniques. While these techniques can make a qualitative difference in the realism that a 3D image conveys to the viewer, many of these techniques are highly compute intensive. As a result, if performance is not sufficient given the number and type of techniques used, the overall experience of the user will diminish. In order for a 3D image to achieve realistic animation on a monitor screen in real-time and with excellent visual quality, as many as twenty billion operations per second might be necessary, a performance level which is roughly 80-100 times that of Intel's high-end microprocessor, the Pentium Pro. Most PC systems that are equipped with 3D hardware accelerators perform the tessellation, transformation, lighting, and clipping operations on the CPU and pass the results to the 3D acceleration hardware for triangle setup and rendering to complete the 3D pipeline. As a result, the rasterization stages of the 3D Pipeline is almost always handled by a graphics processor, which has a focused range of operation.

  3Dfx Architecture and Technology

     The primary goal of Voodoo Graphics and the Company's subsequent 3D media processsors under development is to provide workstation-quality 3D performance at affordable price points. Furthermore, the scaleable nature of the 3Dfx solution is applicable across different markets and different price targets without re-engineering the core logic. The block diagram below is an outline of the Company's Voodoo Graphics product:

                                   [DIAGRAM]

     In the above diagram, the pixelfx chip is responsible for managing the frame buffer, while the texelfx chip accesses dedicated texture memory. The pixelfx chip performs triangle setup, Gouraud shading, texture, fogging, alpha-blending and Z-buffering. The pixelfx chip is also responsible for sending information to a low-cost external digital to analog converter ("DAC") for display on a computer monitor or television set. The texelfx chip is responsible for triangle setup of the texture coordinates, texture address calculations, perspective-correction of the texture coordinates, MIP Mapping calculations to properly select the appropriate texture map and texture lookup. Subsequent to texture lookup, the texelfx chip formats the incoming texture and decompresses the texture element if the texture map is stored in a proprietary compressed format and performs bilinear blending. Finally, the processed texel is sent to the pixelfx chip for final storage into the frame buffer.

     The performance benefits of having separate, dedicated frame buffer memory distinct from texture memory is dramatic. While traditional consumer-oriented 3D media processors have utilized a common pool of memory for both frame buffer and texture storage, the 3Dfx solution allows for Z-buffering and alpha-blending operations, performed in the frame buffer memory, to operate independently from texture map lookup, performed in the dedicated texture memory. The result is an architecture which maintains full performance when all of the advanced 3D rendering features are enabled. And, since the memory technology utilized for both the frame buffer and the dedicated texture memory is standard extended data out dynamic random access memory instead of expensive video random access memory solutions, OEMs realize significant cost savings by utilizing the Company's 3D solution.

     Due to the design's scaleability, multiple texelfx chips may be chained together to form a "texture streaming" architecture, where multiple texture maps may be accessed independently and blended together, a technique known as "texture compositing" with no degradation in quality. In addition, multiple complete pixelfx/texelfx subsystems may be chained together to double the raw rendering capability for the high performance solutions.

     To further reduce the solution cost of its products and to specifically address PC motherboard designs, the Company has commenced development of Banshee, which is designed to be a high performance, fully-featured single chip, 3D/2D media processor for the PC and coin-op arcade markets. In addition, the Company offers Glide, its proprietary API, as a development tool to enable the optimal performance and easy, low cost cross platform portability of software content developed for the Company's 3D media processor products.

     Research and development expenses were $2.9 million, $9.4 million and $2.0 million in 1995, 1996 and the three months ended March 31, 1997, respectively.

MANUFACTURING

     The Company has adopted a "fabless" manufacturing strategy for both semiconductors and printed circuit board assemblies ("PCBA") whereby the Company employs world class suppliers for all phases of the manufacturing process, including, manufacturing, assembly, testing, and packaging. This strategy leverages the expertise of its industry leading, ISO Certified, suppliers in such areas as fabrication, assembly, quality control and assurance, reliability, and testing, and allows the Company to avoid the significant costs and risks associated with owning and operating such operations. The Company's semiconductor and system products are manufactured by third party suppliers. These suppliers are responsible for procurement of raw materials used in the production of these products. The Company believes that raw materials required are readily available. As a result, the Company can focus its resources on product design, quality assurance, marketing and customer support.

     The Company's Voodoo Graphics and Voodoo Rush semiconductor products are currently fabricated for the Company by TSMC, which is the largest independent foundry in the world. TSMC currently produces the semiconductor die for the Company using standard 0.5 micron Application Specific Integrated Circuit ("ASIC") Complimentary-symmetry Metal-Oxide Semiconductor ("CMOS") process technology. The Company expects that, commencing in the second half of 1997, TSMC will move to a 0.35 micron ASIC, CMOS process technology in connection with production for the Company. After the wafer production process is completed, the semiconductor die is shipped to

ASE, which assembles and packages the semiconductor die, tests the finished product, and ships the finished product to the Company. Both suppliers have their manufacturing operations located in Taiwan, R.O.C. The fabrication of semiconductors is a complex and precise process. Minute levels of contaminants in the manufacturing environment, defects in masks used to print circuits on a wafer, difficulties in the fabrication process or other factors can cause a substantial percentage of wafers to be rejected or a significant number of die on each wafer to be nonfunctional. Many of these problems are difficult to diagnose and time consuming or expensive to remedy. As a result, semiconductor companies often experience problems in achieving acceptable wafer manufacturing yields, which are represented by the number of good die as a proportion of the total number of die on any particular wafer. Once production yield for a particular product stabilizes, the Company pays an agreed price for wafers meeting certain acceptance criteria pursuant to a "good die" only pricing structure for that particular product. Until production yield for a particular product stabilizes, the Company must pay an agreed price for wafers regardless of yield. Accordingly, in this circumstance, the Company bears the risk of final yield of good die. Poor yields would materially adversely affect the Company's revenues, gross margin and results of operations. As the Company's relationships with TSMC and any additional manufacturing partners develop, yields could be adversely affected due to difficulties associated with adapting the Company's technology and product design to the proprietary process technology and design rules of each manufacturer. Because of the Company's potentially limited access to wafer fabrication capacity from its manufacturers, any decrease in manufacturing yields could result in an increase in the Company's per unit costs and force the Company to allocate its available product supply among its customers, thus potentially adversely impacting customer relationships as well as revenues and gross profit.

     In April 1996, the Company entered into a Warrant Purchase Agreement with TSMC pursuant to which TSMC purchased two warrants to purchase 50,000 and 90,000 shares of the Company's Series B Preferred Stock at $4.40 per share of which the warrant to purchase 50,000 shares is fully exercisable. The purchase right represented by the warrants was exercisable at a rate of 10 shares of Series B Preferred Stock for each wafer above 2,000 wafers delivered to the Company during 1996. TSMC delivered a total of 5,751 wafers in 1996, and consequently the warrant to purchase 50,000 shares of the Company's Series B Preferred Stock became exercisable with respect to 37,510 of such shares of Series B Preferred Stock.

     The Company's Obsidian PCBA products are assembled locally by ISIS Surface Mounting ("ISIS"), an ISO 9002 certified assembler. The Company consigns kits of the materials required for assembly of the PCBAs to ISIS, which performs all assembly and test operations and returns the board product to the Company.

     The Company receives both semiconductor and PCBA products from its subcontractors, performs incoming quality assurance, packages the products, and ships them to its customers from its location in San Jose.

     With the exception of the TSMC warrant discussed above, all of the Company's commerce is performed through purchase orders without additional or supplementary agreements. Whereas there can be no assurance that the Company will be able to secure sufficient manufacturing capacity to meet product demand in the future, which could have material adverse effects on the Company's business, the Company believes that it has developed strong relationships with its suppliers, and has experienced no material manufacturing concerns to date. Although the Company is confident in its suppliers' abilities to fulfill product requirements, the Company has been in active contact with other semiconductor fabrication foundries in an effort to further diversify its supplier manufacturing base. The Company has held discussions with certain potential suppliers and, in some cases, has reviewed the technology and facilities of such suppliers. However, the Company has not yet selected a second source of supply. The Company does have a domestic second source for assembly. However, the capacity at this domestic second source for assembly is limited and is therefore not appropriate for full production.

     In the event of production difficulties, shortages, or delays experienced by any one of its suppliers, the Company's business, financial condition, or results of operation may be adversely impacted. Furthermore, although quality assurance measures have been taken, there can be no guarantee against defects affecting the quality, performance or reliability of the Company's products. Any such defects could require costly product recalls or cessation of shipments, adversely affecting the Company's business, financial condition and results of operations, and resulting in a decline of revenues, increased costs (associated with return, repair, replacement and shrinkage associated with such defects), cancellations or reschedulings of customer orders and shipments. See "Risk Factors -- Dependence on Independent Manufacturers and Other Third Parties, Absence of Manufacturing Capacity; Manufacturing Risks."

COMPETITION

     The Company's strategy of targeting the electronic entertainment market across the PC, coin-op arcade and home game console platforms requires the Company to compete against different companies in each of these market segments, all of which are intensely competitive.

     PC Segment. The largest area of competition for the Company is in the PC market. Within the entertainment segment of this market, the Company competes primarily against companies that typically have operated in the PC 2D graphics market and that now offer 3D capability as an enhancement to their 2D solutions, such as ATI, Cirrus, Oak Technology, S3 and Trident. Many of these competitors have introduced 3D functionality on new iterations of existing graphics chips. The Company also competes with companies that have recently entered the market with an integrated 3D/2D solution, but which have not traditionally manufactured 2D solutions such as Chromatic, nVidia and Rendition. In addition, the Company competes with NEC/Videologic which has focused exclusively on developing a 3D solution for the 3D interactive electronic entertainment market.

     In addition to competition from companies in the entertainment segment of the PC market, the Company also faces potential competition from companies that have focused on the high-end of the 3D market and the production of 3D systems targeted for the professional market, such as 3Dlabs, Integraph, Real 3D and SGI. While these companies produce high-performance 3D systems, they do so at a significantly higher price point than the Company and have historically focused on the professional and engineering market. These companies are developing lower cost versions of their 3D technology to bring workstation-like 3D graphics to mainstream applications, but the Company believes that these companies are not focused on interactive electronic entertainment applications. There can be no assurance that these companies will not enter the interactive electronics entertainment market. The Company believes that it would have a strong competitive position against such high-end competitors due to the favorable price/performance ratio of its Voodoo Graphics architecture and its proprietary Glide API. However, there can be no assurance that the Company would be able to compete successfully against them.

     Recently, a substantial number of companies have announced plans to release 3D graphics chips in 1997 and 1998 that promise to provide low cost 3D functionality for PCs and workstations. Intel and Lockheed have recently formed a licensing and development arrangement under which Intel has indicated that it will exploit certain 3D technologies originally developed by Lockheed for use in flight simulators to provide 3D graphics functionality on the PC. In August 1996, Microsoft announced that it was developing Talisman, a reference architecture with an alternative method of providing high performance 3D functionality on the PC. Microsoft is working with certain third parties including Cirrus, Fujitsu, Inc., Philips N.V. and Samsung Electronics Co., Ltd., to implement this architecture. If successful, products based on either the Microsoft or Intel initiatives would be directly competitive with the Company's processors and could materially adversely affect the Company's competitive position and results of operations.

     Coin-op Arcade and Console Segments. The market for electronic arcade entertainment is comprised of a small number of companies, including Acclaim, Midway, Namco, Sega, Taito and

Williams. The home game console segment is dominated by three companies, Nintendo, Sega and Sony. In each of the coin-op and home game console segments, the Company primarily faces competition from in-house divisions of the companies which currently comprise such markets. The Company has formed a strategic relationship with Sega in order to compete effectively in the console segment but there can be no assurance that Sega will manufacture its next generation of home game consoles or, that if it does, that it will be able to compete against Nintendo and Sony successfully. See "Products, Products Under Development and Technology License -- Strategic Relationship with Sega." In addition, there can be no assurance that any of the companies which currently compete in the 3D PC market will not enter the coin-op arcade market, or if they do, that the Company will be able to compete against them successfully.

     The Company expects competition to increase in the future from existing competitors and from new market entrants with products that may be less costly than the Company's 3D media processors accelerators or provide better performance or additional features not currently provided by the Company. The Company believes that the principal competitive factors for 3D graphics solutions are product performance measured in terms of both processing power and image quality, conformity to industry standard APIs, software support, access to customers and distribution channels, manufacturing capabilities and price. The Company believes that it competes most favorably with respect to product performance, both in processing power and image quality, support of and conformity to industry standard APIs and software expertise. In addition, the Company believes that it competes favorably on price at certain product performance levels. The Company faces a competitive disadvantage as a result of its small size, particularly with respect to the development of a broad retail distribution channel. The Company seeks to use strategic relationships to augment its capabilities, but there can be no assurance that the benefits of these relationships will be realized or be sufficient to overcome the entrenched positions of the Company's largest competitors as incumbent suppliers to the large PC OEMs. Regardless of the relative qualities of the Company's products, the market power, product breadth and customer relationships of its larger competitors, including Intel and Microsoft, can be expected to provide such competitors with substantial competitive advantages. The Company does not seek to compete on the basis of price alone.

     Many of the Company's current and potential competitors have substantially greater financial, technical, manufacturing, marketing, distribution and other resources, greater name recognition and market presence, longer operating histories, lower cost structures and larger customer bases than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. In addition, certain of the Company's principal competitors offer a single vendor solution, since they maintain their own semiconductor foundries and may therefore benefit from certain capacity, cost and technical advantages. The Company's ability to compete successfully in the rapidly evolving market for 3D media processors will depend upon certain factors, many of which are beyond the Company's control, including, but not limited to, success in designing and subcontracting the manufacture of new products, implementing new technologies, access to adequate sources of raw materials and foundry capacity, the price, quality and timing of new product introductions by the Company and its competitors, the emergence of new multimedia and PC standards, the widespread development of 3D applications by ISVs, the ability of the Company to protect its intellectual property, market acceptance of the Company's 3D solution and API, success of the competitors' products and industry and general economic conditions. There can be no assurance that the Company will be able to compete successfully in the emerging 3D graphics market. See "Risk Factors -- Competition."

PATENTS AND PROPRIETARY RIGHTS

     The Company relies primarily on a combination of patent, mask work protection, trademarks, copyrights, trade secret laws, employee and third-party nondisclosure agreements and licensing arrangements to protect its intellectual property. The Company has five patent applications pending in the United States Patent and Trademark Office. There can be no assurance that the Company's pending patent application or any future applications will be approved, that any issued patents will provide the Company with competitive advantages or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company's ability to do business. In addition, there can be no assurance that others will not independently develop substantially equivalent intellectual property or otherwise gain access to the Company's trade secrets or intellectual property, or disclose such intellectual property or trade secrets, or that the Company can meaningfully protect its intellectual property. A failure by the Company to meaningfully protect its intellectual property could have a material adverse effect on the Company's business, financial condition and results of operations.

     The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in significant and often protracted and expensive litigation. There is currently no pending intellectual property litigation against the Company. However, the Company may from time to time receive notice of claims that the Company has infringed patents or other intellectual property rights owned by others. The Company may seek licenses under such patents or other intellectual property rights. However, there can be no assurance that licenses will be offered or that the terms of any offered licenses will be acceptable to the Company. The failure to obtain a license from a third party for technology used by the Company could cause the Company to incur substantial liabilities and to suspend the manufacture of products. Furthermore, the Company may initiate claims or litigation against third parties for infringement of the Company's proprietary rights or to establish the validity of the Company's proprietary rights. Litigation by or against the Company could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation results in a favorable determination for the Company. In the event of an adverse result in any such litigation, the Company could be required to pay substantial damages, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses for the infringing technology. There can be no assurance that the Company would be successful in such development or that such licenses would be available on reasonable terms, or at all, and any such development or license could require expenditures by the Company of substantial time and other resources. Although patent disputes in the semiconductor industry have often been settled through cross-licensing arrangements, there can be no assurance that, in the event that any third party makes a successful claim against the Company or its customers, a cross-licensing arrangement could be reached. If a license is not made available to the Company on commercially reasonable terms, the Company's business, financial condition and results of operations could be materially adversely affected. See "Risk Factors -- Risks Relating to Intellectual Property."

     There can be no assurance that infringement claims by third parties or claims for indemnification by other customers or end users of the Company's products resulting from infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not materially adversely affect the Company's business, financial condition and results of operations. Any limitations on the Company's ability to market its products, or delays and costs associated with redesigning its products or payments of license fees to third parties, or any failure by the Company to develop or license a substitute technology on commercially reasonable terms could have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

     As of March 31, 1997, the Company had 87 employees, 47 of whom were engaged in engineering, and 40 of whom were engaged in marketing, sales, operations and administrative positions. As of March 31, 1997, all of the Company's employees were located in the United States. No employee of the Company is covered by collective bargaining agreements, and the Company believes that its relationship with its employees is good.

     The Company's ability to operate successfully depends in significant part upon the continued service of certain key technical and managerial personnel, and its continuing ability to attract and retain additional highly qualified technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company can retain such personnel or that it can attract or retain other highly qualified technical and managerial personnel in the future, including key sales and marketing personnel. The loss of key personnel or the inability to hire and retain qualified personnel could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Risk Factors -- Dependence Upon Key Personnel."

FACILITIES

     The Company sub-leases approximately 31,572 square feet in one building in San Jose, California pursuant to a lease that expires on April 30, 1997. Effective May 1, 1997, the Company will assume another additional 46,233 square feet in the same building under a lease that expires in 2007, with an option to extend the lease for an additional five-year term. Of the total 77,805 square feet subject to such new lease, the Company initially intends to sub-lease 37,261 square feet. The Company also leases approximately 900 square feet in Dresher, Pennsylvania for its regional sales office. The Company believes that in general its facilities are adequate for its current needs and that additional space will be available as needed. The Company believes that these facilities will be adequate to meet its needs for the foreseeable future.

LEGAL PROCEEDINGS

     There are no material pending or threatened legal proceedings against the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information concerning the Company's executive officers and directors as of the date of this Prospectus:

                   NAME                     AGE                     POSITION
------------------------------------------  ---   --------------------------------------------
L. Gregory Ballard........................  43    President, Chief Executive Officer and
                                                  Director
Gordon A. Campbell(1).....................  53    Chairman of the Board of Directors
Gary P. Martin............................  49    Chief Financial Officer and Vice President,
                                                    Administration
David Bowman..............................  53    Vice President, Sales
Karl Chicca...............................  39    Vice President, Operations
Andy Keane................................  35    Vice President, Marketing
Scott D. Sellers..........................  28    Vice President, Research and Development and
                                                    Director
Gary Tarolli..............................  40    Vice President and Chief Scientist
George J. Still, Jr.(2)...................  39    Director
Anthony Sun(1)............................  44    Director
Philip M. Young(1)........................  57    Director
James Whims(2)............................  42    Director

------------

(1) Member of Audit Committee

(2) Member of Compensation Committee.

     L. Gregory Ballard has served as President, Chief Executive Officer and a director of the Company since December 1996. Prior to joining the Company, Mr. Ballard was President at Capcom Entertainment, Inc., a video game and multimedia entertainment company, from June 1995 through November 1996. Prior to that, Mr. Ballard served as Chief Operating Officer and Chief Financial Officer of Digital Pictures, Inc., a video game company, from May 1994 to June 1995. Mr. Ballard was President and Chief Executive Officer of Warner Custom Music Corporation, a multimedia marketing division of Time Warner, Inc., from October 1992 to May 1994, and he was President and Chief Operating Officer of Personics Corporation, a predecessor to Warner Music, from January 1991 to October 1992. Mr. Ballard also worked for Boston Consulting Group and as a practicing attorney in Washington, D.C. Mr. Ballard received his BA in Political Science from the University of Redlands and his JD from Harvard Law School.

     Gordon A. Campbell has served as the Chairman of the Board of Directors of the Company since August 1994 when he co-founded the Company. Mr. Campbell also served as President and Chief Executive Officer of the Company from January 1995 to December 1996. Prior to joining the Company, Mr. Campbell founded Techfarm, Inc., a venture capital investment firm, and has served as President since September 1993. In 1985, Mr. Campbell founded Chips and Technologies, Inc. ("CHIPS"), a semiconductor and related device company, and served as Chairman, Chief Executive Officer and President of CHIPS until July 1993. Mr. Campbell founded SEEQ Technology, Inc. ("SEEQ"), a semiconductor and related device company, in 1981. He served as President and Chief Executive Officer of SEEQ from 1981 to 1985. Mr. Campbell currently serves as a director of 3Com Corporation and Bell Microproducts, Inc. He is also a director of several private companies.

     Gary P. Martin has served as Chief Financial Officer and Vice President, Administration of the Company since June 1995. Prior to joining the Company, Mr. Martin was Vice President, Finance and Corporate Secretary of MiniStor Peripherals International, Limited ("MiniStor"), a disk drive company, from October 1993 until May 1995. MiniStor filed a petition for relief under Chapter 11 of the Federal bankruptcy laws on April 14, 1995. From 1985 to April 1993, Mr. Martin served as Senior Vice

President of Finance and Administration and Corporate Secretary of CHIPS from 1985 to April 1993. Mr. Martin is a director of Essex Property Trust, Inc. Mr. Martin received a BS in Accounting from San Jose State University.

     David M. Bowman has served as Vice President, Sales of the Company since March 1996. Prior to joining the Company, he was Vice President of Worldwide Sales at CHIPS from September 1985 to March 1995. He was a director of North American Sales for Apple from October 1979 to September 1985.

     Karl Chicca has served as Vice President, Operations of the Company since June 1996. Prior to joining the Company, Mr. Chicca was Vice President of Strategic Commodity Management of Maxtor Corporation, a disk drive company, from May 1995 to May 1996. He was Vice President, Materials at MiniStor from March 1994 to April 1995. MiniStor filed a petition for relief under Chapter 11 of the Federal bankruptcy laws on April 14, 1995. From 1979 to March 1994, Mr. Chicca held various materials and manufacturing positions with International Business Machine Corporation ("IBM"), most recently as Manager of Worldwide Procurement of IBM's Storage Systems Division. Mr. Chicca received a BS in Business Administration from San Jose State University.

     Andy Keane has served as Vice President, Marketing of the Company since March 1996. Prior to joining the Company, he was Marketing Manager of Microprocessor Marketing for MIPS Computer Systems, Inc., subsequently SGI, each of which is a computer system and workstation company, from 1990 to September 1994. Mr. Keane was a Design Engineer at Intel from 1986 to 1988. He received his BS in Physics from Rensselaer Polytechnic Institute and an MBA from the University of California at Berkeley.

     Scott D. Sellers has served as Vice President, Research and Development of the Company since January 1995. He co-founded the Company in August 1994 and has served as a director of the Company since March 1995. Mr. Sellers was Principal Engineer at MediaVision Technology, Inc. ("MediaVision"), a multimedia computer products company, from June 1993 to June 1994. Prior to that, Mr. Sellers was a Microprocessor Engineer at Pellucid, Inc. ("Pellucid"), a developer of chip and board products, from January 1993 to June 1993. Mr. Sellers was also a Member of the Technical Staff at SGI from October 1990 to January 1993. Mr. Sellers received a BSEE from Princeton University.

     Gary Tarolli has served as Vice President and Chief Scientist of the Company since January 1995. Prior to co-founding the Company in August 1994, Mr. Tarolli was an Engineering Fellow at MediaVision from 1993 to 1994. Before joining MediaVision, Mr. Tarolli was a self-employed consultant to the 3D graphics industry from 1992 to 1993. Mr. Tarolli was a Principal Scientist at SGI from 1983 to 1992. Prior to joining SGI, he was a Principal Engineer at Digital Equipment Corp. for four years. Mr. Tarolli received a BS in Mathematics from Rensselaer Polytechnic Institute and an MS in computer science from California Institute of Technology.

     George J. Still, Jr. has served as a director of the Company since February 1996. Mr. Still is Vice President and Managing Partner of Norwest Venture Capital, Inc. ("Norwest"), a venture capital investment firm, where he has been employed since 1989. Prior to joining Norwest, Mr. Still was General Partner of The Centennial Funds, Ltd., a venture capital investment firm, from 1984 to 1989. He currently serves on the Board of Directors of PeopleSoft, Inc. Mr. Still is also a director of several private companies. Mr. Still has a BA from Pennsylvania State University and an MBA from the Amos Tuck School at Dartmouth College.

     Anthony Sun has served as a director of the Company since March 1995. Mr. Sun has been a General Partner at Venrock Associates, a venture capital investment firm, since 1979. He is currently director of Award Software International, Inc., Centura Software Corporation, Cognex Corporation, Conductus, Inc., Fractal Design Corporation, Inference Corporation, Komag, Inc. and Worldtalk Communications Corporation. He is also a director of several private companies. Mr. Sun received SBEE, SMEE and Engineering degrees from the Massachusetts Institute of Technology and an MBA from Harvard University.

     Philip M. Young has served as a director of the Company since March 1995. Mr. Young has been a general partner at U.S. Venture Partners, a venture capital firm, since April 1990. He was a managing director of Dillon, Read and Co., Inc., and general partner of Dillon Read's Concord Partners venture capital activity in Palo Alto from January 1986 to April 1990. He currently serves on the Boards of Directors of Vical, Inc., CardioThoracic Systems, Inc., FemRx, Inc., Immune Response Corporation and Zoran Corporation. Mr. Young is also a director of several private companies. Mr. Young received a BME in nuclear engineering from Cornell University, an MS in Engineering Physics from George Washington University and an MBA from Harvard University.

     James Whims has served as a director of the Company since November 1996. Mr. Whims has been a Partner at Techfarm since December 1996. From November 1994 until March 1996, Mr. Whims was an Executive Vice President of Sony Computer Entertainment, a video game software development company. From 1990 until October 1994, Mr. Whims was Executive Vice President of the Computer Division of The Software Toolworks, Inc., a diversified software company. From 1985 to 1990, Mr. Whims served as Vice President of Sales of Worlds of Wonder, Inc., a toy products company which he co-founded. Mr. Whims received a BA from Northwestern University in Economics and Communications and an MBA in Finance and Marketing from the University of Arizona.

     The term of office for each director is one year. All directors are elected at the annual meeting of shareholders and hold office until the election and qualification of their successors at the next annual meeting of shareholders. Officers of the Company serve at the discretion of the Board of Directors and, therefore, the term of office for each officer is indefinite. There are no family relationships among any of the directors or executive officers of the Company.

DIRECTOR COMPENSATION

     Members of the Company's Board of Directors do not receive compensation for their services as directors. The Company's 1997 Director Option Plan provides that options shall be granted to non-employee directors of the Company pursuant to an automatic nondiscretionary grant mechanism.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee is responsible for determining salaries, incentives and other forms of compensation for directors, officers and other employees of the Company and administers various incentive compensation and benefit plans. The Compensation Committee consists of directors Still and Whims. See "Certain Transactions -- Transactions with Executive Officers and Directors".

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation awarded to, earned by, or paid for services rendered to the Company in all capacities during the year ended December 31, 1996, by the Company's Chief Executive Officer and the Company's next four most highly compensated executive officers whose salary and bonus for such fiscal year exceeded $100,000 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM
                                                                                       COMPENSATION
                                                     ANNUAL COMPENSATION               -------------
                                            --------------------------------------      SECURITIES
                                                                      OTHER ANNUAL      UNDERLYING
       NAME AND PRINCIPAL POSITION          SALARY($)    BONUS($)     COMPENSATION     OPTIONS(#)(1)
------------------------------------------  --------     --------     ------------     -------------
L. Gregory Ballard(2).....................  $ 11,538      $   --        $     --          350,000
  President, Chief Executive Officer and
     Director
Karl Chicca(3)............................    75,385          --         110,003           75,000
  Vice President, Operations
Scott D. Sellers..........................   116,667       1,400              --           25,000
  Vice President, Research and Development
     and Director
Gary Tarolli..............................   130,000       1,400              --           25,000
  Vice President and Chief Scientist
Ross Q. Smith(4)..........................   111,666         350              --           25,000
  Vice President and General Manager,
     Systems Product Division

------------

(1) These shares are subject to exercise under stock options granted under the Company's 1995 Employee Stock Plan.

(2) Mr. Ballard joined the Company in December 1996.

(3) Other annual compensation amount relates to relocation expenses paid.

(4) Mr. Smith resigned as a full time employee of the Company in April 1997, but will serve as a part-time employee until July 1997. Mr. Smith has subsequently founded Quantum3D, Inc., a supplier of advanced graphics subsystems based on 3Dfx technology. See "Business -- Products, Products Under Development and Technology License -- Graphics Subsystems and Development Boards."

STOCK OPTION GRANTS

     The following table provides information relating to stock options awarded to each of the Named Executive Officers during the year ended December 31, 1996. All such options were awarded under the Company's 1995 Employee Stock Plan.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                   POTENTIAL REALIZABLE
                                             INDIVIDUAL GRANTS                       VALUE AT ASSUMED
                           -----------------------------------------------------     ANNUAL RATES OF
                           NUMBER OF     % OF TOTAL                                    STOCK PRICE
                           SECURITIES     OPTIONS                                    APPRECIATION FOR
                           UNDERLYING     GRANTED        EXERCISE                    OPTIONS TERM(1)
                            OPTIONS     TO EMPLOYEES     PRICE PER    EXPIRATION   --------------------
          NAME             GRANTED(1)  IN FISCAL 1996   SHARE(2)(3)    DATE(4)      5%($)       10%($)
-------------------------  ---------   --------------   -----------   ----------   --------    --------
L. Gregory Ballard.......   350,000          26%           $0.90       12/02/06    $198,102    $502,029
Karl Chicca..............    75,000           5             0.44       06/27/06      20,754      52,594
Scott D. Sellers.........    25,000           2             0.44       07/25/06       6,918      17,531
Gary Tarolli.............    25,000           2             0.44       07/25/06       6,918      17,531
Ross Q. Smith............    25,000           2             0.44       07/25/06       6,918      17,531

------------

(1) Potential gains are net of the exercise price but before taxes associated with the exercise. The 5% and 10% assumed annual rates of compounded stock appreciation based upon the exercise price per share are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises are dependent on the future financial performance of the Company, overall market conditions and the option holders' continued employment through the vesting period. This table does not take into account any appreciation in the fair market value of the Common Stock from the date of grant to the date of this Prospectus, other than the columns reflecting assumed rates of appreciation of 5% and 10%.

(2) Options were granted at an exercise price equal to the fair market value of the Company's Common Stock on the date of grant, as determined by the Board of Directors.

(3) Exercise price may be paid in cash, check, promissory note, delivery of already-owned shares of the Company's Common Stock subject to certain conditions, authorization to the Company to retain from the total number of shares for which the option is exercised that number of shares having a fair market value on the date of exercise equal to the exercise price for the total number of shares as to which the option is exercised, delivery of a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale or loan proceeds required to pay the exercise price, or any combination of the foregoing methods of payment or such other consideration or method of payment to the extent permitted under applicable law.

(4) Options become exercisable as to 25% of the option shares on the first anniversary of the date of grant and as to 1/48th of the option shares each month thereafter, with full vesting occurring on the fourth anniversary of the date of grant.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     There were no exercises of stock options by Named Executive Officers during the year ended December 31, 1996. The following table sets forth certain information regarding stock options held as of December 31, 1996 by the Named Executive Officers.

                                      NUMBER OF SECURITIES
                                     UNDERLYING UNEXERCISED          VALUE OF UNEXERCISED
                                           OPTIONS AT              IN-THE-MONEY OPTIONS AT
                                     DECEMBER 31, 1996(#)(1)       DECEMBER 31, 1996($)(2)
                                   ---------------------------   ----------------------------
                  NAME             EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
        -------------------------  -----------   -------------   -----------    -------------
        L. Gregory Ballard.......          --        350,000             --              --
        Karl Chicca..............          --         75,000             --              --
        Scott D. Sellers.........          --         25,000             --              --
        Gary Tarolli.............          --         25,000             --              --
        Ross Q. Smith............          --         25,000             --              --

------------

(1) Options granted under the Company's 1995 Employee Stock Plan may be exercised by the holder thereof prior to vesting with the shares purchased thereby subject to repurchase by the Company until fully vested. The table presents options as exercisable according to the vesting schedule of the option.

(2) Based upon an assumed initial public offering price of $10.00 per share minus the exercise price.

STOCK PLANS

     Stock Option Plan. The Company's 1995 Employee Stock Plan (the "1995 Plan") was adopted by the Board of Directors in May 1995 and approved by the shareholders in June 1995. A total of 2,675,000 shares of Common Stock has been reserved for issuance under the 1995 Plan. The 1995 Plan, as amended, provides for grants of incentive stock options to employees (including officers and employee directors) and nonstatutory stock options to consultants of the Company. The purpose of the 1995 Plan is to attract and retain the best available personnel for positions of substantial responsibility and to provide additional incentive to employees and consultants to promote the success of the Company's business. The 1995 Plan is presently being administered by the Board of Directors, which determines the optionees and the terms of options granted, including the exercise price, number of shares subject to the option and the exercisability thereof.

     The term of options granted under the 1995 Plan is stated in the option agreement. However, the term of an incentive stock option may not exceed 10 years and, in the case of an option granted to an optionee who, at the time of grant, owns stock representing more than 10% of the Company's outstanding capital stock, the term of such option may not exceed five years. Options granted under the 1995 Plan vest and become exercisable as set forth in each option agreement. In general, no option may be transferred by the optionee other than by will or the laws of descent or distribution, and each option may be exercised, during the lifetime of the optionee, only by such optionee. An optionee whose relationship with the Company or any related corporation ceases for any reason (other than by death or total and permanent disability) may exercise options in the three-month period following such cessation, unless such options terminate or expire sooner (or for nonstatutory stock options, later), by their terms. The three-month period is extended to twelve months for terminations due to death or permanent total disability. In the event of a merger of the Company with or into another corporation, all outstanding options may either by assumed or an equivalent option may be substituted by the surviving entity or, if such options are not assumed or substituted, such options shall become exercisable as to all of the shares subject to the options, including shares as to which they would not otherwise be exercisable. In the event that options become exercisable in lieu of assumption or substitution, the Board of Directors shall notify optionees that all options shall be fully exercisable for a period of 15 days, after which such options shall terminate. The Board of Directors determines the exercise price of options granted under the 1995 Plan at the time of grant, provided that the exercise price of all incentive stock options must be at least equal to the fair market value of the shares on the date of grant unless the grant is pursuant to a merger or other corporate transaction. With respect to any participant who owns stock possessing more than 10% of the voting rights of the Company's outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date. The consideration for exercising any incentive stock option or any nonstatutory stock option may consist of cash, check, delivery of already-owned shares of the Company's Common Stock subject to certain conditions, authorization to the Company to retain from the total number of shares for which the option is exercised that number of shares having a fair market value on the date of exercise equal to the exercise price for the total number of shares as to which the option is exercised, delivery of a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale or loan proceeds required to pay the exercise price, or any combination of the foregoing methods of payment or such other consideration or method of payment to the extent permitted under applicable law. No incentive stock options may be granted to a participant, which, when aggregated with all other incentive stock options granted to such participant, would have an aggregate fair market value in excess of $100,000 becoming exercisable in any calendar year. No employee may be granted, in any fiscal year of the Company, options to purchase more than 150,000 shares (or 250,000 shares in the case of a new employee's initial employment with the Company). The 1995 Plan will terminate in May 2005, unless sooner terminated by the Board of Directors.

     As of March 31, 1997, 375,232 shares of Common Stock, net of repurchases, had been issued upon the exercise of options granted under the 1995 Plan, options to purchase 1,875,461 shares of Common Stock at a weighted average exercise price of $2.72 per share were outstanding and 424,307 shares remain available for future option grants under the 1995 Plan.

     Employee Stock Purchase Plan. The Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in March 1997 and approved by the shareholders in April 1997. A total of 550,000 shares of Common Stock has been reserved for issuance under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, is administered by the Board of Directors or by a committee appointed by the Board. Employees (including officers and employee directors of the Company) are eligible to participate if they are customarily employed for at least 20 hours per week and for more than five months in any calendar year, provided that no Employee shall be granted an option (i) to the extent that immediately after the grant such Employee owns more than 5% of the voting power of outstanding capital stock of the Company or
(ii) to the extent such Employee's rights to purchase stock under all employee stock purchase plans of the Company accrues at a rate which exceeds $25,000 worth of stock for each calendar year in which such option is outstanding at any time. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 15% of an employee's compensation. The Purchase Plan will be implemented in a series of overlapping offering periods, each to be of approximately 24 months duration. The initial offering period under the Purchase Plan will begin on the effective date of this offering and subsequent offering periods will begin on the first trading day on or after May 1 and November 1 of each year. Each participant will be granted an option on the first day of the offering period and such option will be automatically exercised on the last date of each semi-annual period throughout the offering period. If the fair market value of the Common Stock on any purchase date is lower than such fair market value on the start date of that offering period, then all participants in that offering period will be automatically withdrawn from such offering period and re-enrolled in the immediately following offering period. The purchase price of the Common Stock under the Purchase Plan will be equal to 85% of the lesser of the fair market value per share of Common Stock on the start date of the offering period or on the date on which the option is exercised. Employees may end their participation in an offering period at any time during that period, and participation ends automatically on termination of employment with the Company. In the event of a proposed dissolution or liquidation of the Company, the offering periods then in progress shall terminate immediately prior to the consummation of the proposed dissolution or liquidation, unless otherwise provided by the Board. In the event of a proposed sale of all or substantially all of the Company's assets or the merger of the Company with or into another corporation, each outstanding option shall be assumed or an equivalent option substituted by the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, then the offering period in progress will be shortened by setting a new exercise date that is before the sale or merger and the offering period in progress shall end on the new exercise date. Each participant shall be notified at least ten business days prior to the new exercise date, and unless such participant ends his or her participation, the option will be exercised automatically on the new exercise date. The Purchase Plan will terminate in March 2007, unless sooner terminated by the Board of Directors.

     Director Option Plan. The Company's 1997 Director Option Plan (the "Director Plan") was adopted by the Board of Directors in March 1997 and approved by the shareholders of the Company in April 1997. A total of 150,000 shares of Common Stock has been reserved for issuance under the Director Plan. The option grants under the Director Plan are automatic and non-discretionary, and the exercise price of the options is 100% of the fair market value of the Common Stock on the grant date. The Director Plan provides for an initial grant of options to purchase 5,000 shares of Common Stock to each non-employee director of the Company upon the effective date of this offering at a per share exercise price equal to the initial public offering; provided, that the grant to the Chairman of the Board of Directors shall be 10,000 shares. The Director Plan also provides for an initial grant of options to purchase 12,500 shares of Common Stock to each new non-employee director of the Company who is neither affiliated with or nominated by a shareholder that owns one percent or more of the outstanding capital stock of the Company on the later of the effective date of the Director Plan or the date he or she first becomes a director. In addition, each non-employee director will automatically be granted an additional option to purchase 5,000 shares of Common Stock at the next meeting of the Board of Directors following the annual meeting of shareholders in each year beginning with the 1998 annual meeting of shareholders, if on such date, such director has served on the Board of Directors for at least six months; provided, however, if such director is elected as Chairman of the Board of Directors, such option grant shall be 10,000 shares. In addition to these grants, each director shall automatically be granted an option to purchase 1,000 shares at the next meeting of the Board of Directors following the annual meeting of shareholders in each year beginning with the 1997 annual meeting of shareholders, if such director serves on either the Audit Committee or Compensation Committee of the Board of Directors. If such Director serves on both such Committees, this grant shall be 2,000 shares. The term of such options is ten years, provided that such options shall terminate three months following the termination of the optionee's status as a director (or twelve months if the termination is due to death or disability). 12,500 share options granted to a director vest at a rate of 1/48th of the shares subject to the option per month following the date of grant. 5,000 or 10,000 share options granted to a director vest at a rate of 1/12th of the shares subject to the option per month following the date of grant. 1,000 share options granted to a director vest at a rate of 1/12th of the shares subject to the option per month following the date of grant. In the event of a merger of the Company with or into another corporation, all outstanding options may either be assumed or an equivalent option may be substituted by the surviving entity or, if such options are not assumed or substituted, such options shall become exercisable as to all of the shares subject to the options, including shares as to which they would not otherwise be exercisable. In the event that options become exercisable in lieu of assumption or substitution, the Board of Directors shall notify optionees that all options shall be fully exercisable for a period of 30 days, after which such options shall terminate. The Director Plan will terminate in March 2007, unless sooner terminated by the Board of Directors.

     401(k) Plan. Substantially all full-time employees of the Company participate in the 3Dfx Interactive 401(k) Plan (the "401(k) Plan"), a plan intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended. Employees may begin to participate in the 401(k) Plan the first of the month following their hire date provided they have reached the age of 18. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the lesser of 15% of eligible compensation or the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional matching contributions to the 401(k) Plan by the Company on behalf of the participants. Contributions by employees or by the Company to the 401(k) Plan, and income earned on plan contributions, are generally not taxable to employees until withdrawn, and contributions by the Company, if any, should be deductible by the Company when made. The trustee under the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in selected investment options.

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

     Pursuant to letter agreements entered into with each of L. Gregory Ballard, Karl Chicca, Scott Sellers and Gary Tarolli, in the event there is a change of control of the Company and such executive is terminated other than for cause within one year following the effective date of such change of control, (i) in the case of Messrs. Ballard and Chicca, 25% (or, in the event that less than 25% of such executive's options remain unvested, all) of such executive's options will be accelerated and become fully vested and (ii) in the cases of Messrs. Sellers and Tarolli, 25% of the executive's stock subject to the Company's repurchase option under a restricted stock purchase agreement shall be released from such repurchase option (or all of such stock if less than 25% of the executive's stock remains subject to the Company's repurchase option). For purposes of these letter agreements a "change of control" means the (i) the sale of all or substantially all of the Company's assets, or (ii) a consolidation or merger of the Company with or into any other corporation (other than a wholly-owned subsidiary of the Company) or engagement in a transaction or series of transactions in which more than 50% of the voting power of the Company is disposed. Termination other than for cause includes constructive termination resulting from (i) the reduction of such employee's rate of compensation, (ii) the reduction of such employee's scope of engagement or (iii) the requirement that such employee provide services at a location more than 50 miles from the employee's office location as of the date of the letter agreement.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

     The Company has adopted provisions in its Articles of Incorporation that eliminate to the fullest extent permissible under California law the liability of its directors to the Company for monetary damages. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by California law, including in circumstances in which indemnification is otherwise discretionary under California law. The Company has entered into indemnification agreements with its officers and directors containing provisions which may require the Company, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

     At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company in which indemnification would be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS
PRIVATE PLACEMENT OF SECURITIES


     Between January 12 and May 18, 1995, the Company sold an aggregate of 1,646,250 shares of its Common Stock at prices ranging from $.025 to $.10 per share. Between March 13, 1995 and January 17, 1997 the Company sold the following shares of its Preferred Stock in private placement transactions:
2,750,990 shares of Series A Preferred Stock at a price of $2.00 per share; 2,650,000 shares of Series B Preferred Stock at a price of $4.40 per share and 1,620,864 shares of Series C Preferred Stock at a price of $7.50 per share. In addition, the Company issued warrants to purchase the following shares of Preferred Stock: 43,750 shares of Series A Preferred Stock at an exercise price of $2.00 per share; 115,919 shares of Series B Preferred Stock at an exercise price of $4.40 per share and 35,000 shares of Series C Preferred Stock at an exercise price of $7.50 per share.


     The purchasers of Common Stock and Preferred Stock described above included, among others, the following officers, directors and holders of more than five percent of the Company's voting securities:

                                                                  SHARES OF PREFERRED STOCK (1)
                                                  COMMON      --------------------------------------
                                                  STOCK        SERIES A      SERIES B      SERIES C
                                                ----------    ----------    ----------    ----------
OFFICERS
  Scott D. Sellers............................     300,000            --            --            --
  Gary Tarolli................................     300,000            --            --            --
  Ross Q. Smith(2)............................     300,000            --            --            --
DIRECTORS
  Gordon A. Campbell..........................      90,875        44,808       231,532            --
ENTITIES AFFILIATED WITH DIRECTORS
  Venture capital funds affiliated with U.S.
     Venture Partners (Philip M. Young).......          --       975,000       340,900       133,334
  Venture capital funds affiliated with
     Venrock Associates (Anthony Sun).........          --       975,000       340,900       133,334
  Norwest Equity Partners V (George J. Still,
     Jr.).....................................                        --       795,500       133,334
  Techfarm, Inc. (Gordon A. Campbell).........     462,500            --            --            --
OTHER 5% SHAREHOLDERS
  Chase Capital Partners......................          --            --       738,637       133,334
  Intel Corporation...........................          --            --            --       666,667

------------

(1) The purchasers of these securities are entitled to registration rights. See "Description of Capital Stock -- Registration Rights."

(2) Mr. Smith resigned as a full time employee of the Company in April 1997, but will serve as a part-time employee until July 1997. Mr. Smith has subsequently founded Quantum3D, Inc., a supplier of advanced graphics subsystems based on 3Dfx technology.

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE OFFICERS

     Techfarm provides management services to the Company for which the Company pays a fee of $5,000 per month. Gordon Campbell, the Chairman of the Board of Directors of the Company, and James Whims, a director of the Company, are each officers of Techfarm. The Company made total payments to Techfarm for such management services during 1995 and 1996 of $45,000 and $60,000, respectively.

     The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions, including loans, between the Company and its officers, directors, principal shareholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors, and will continue to be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of March 31, 1997 and as adjusted to reflect the sale of the 3,000,000 shares of Common Stock offered hereby: (i) by each person or entity who is known by the Company to own beneficially more than 5% of the Common Stock; (ii) by each director of the Company, (iii) by the Named Executive Officers, and (iv) by all directors and executive officers of the Company as a group. Except as otherwise noted, the shareholders named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to applicable community property laws.

                                                     SHARES          PERCENT BENEFICIALLY OWNED(1)
                                                  BENEFICIALLY     ----------------------------------
BENEFICIAL OWNER                                     OWNED         BEFORE OFFERING     AFTER OFFERING
------------------------------------------------  ------------     ---------------     --------------
Entities affiliated with U.S. Venture
  Partners(2)...................................    1,449,235            15.9%              12.9%
2180 Sand Hill Road, Suite 300
Menlo Park, CA 94025
Entities affiliated with Venrock
  Associates(3).................................    1,449,236            15.9               12.9
755 Page Mill Road, A-230
Palo Alto, CA 94304
Norwest Equity Partners V(4)....................      928,834            10.2                8.3
245 Lytton Avenue, Suite 250
Palo Alto, CA 94301-1426
Entities affiliated with Chase Capital
  Partners(5)...................................      871,971             9.6                7.8
380 Madison Avenue, 12th Flr.
New York, NY 10017
Techfarm, Inc.(6)...............................      879,715             9.7                7.8
111 West Evelyn Avenue, #101
Sunnyvale, CA 94086
Intel Corporation...............................      666,667             7.3                6.0
SC-4-210
2200 Mission College Blvd.
Santa Clara, CA 95052-8119
Anthony Sun(3)..................................    1,449,236            15.9               12.9
Philip M. Young(2)..............................    1,449,235            15.9               12.9
George J. Still, Jr.(4).........................      928,834            10.2                8.3
Gordon A. Campbell(6)...........................      879,715             9.7                7.8
L. Gregory Ballard..............................        2,500               *                  *
James Whims.....................................           --              --                 --
Scott D. Sellers................................      300,000             3.3                2.7
Gary Tarolli....................................      300,000             3.3                2.7
Ross Q. Smith...................................      300,000             3.3                2.7
Karl Chicca.....................................       23,438               *                  *
All executive officers and directors as a group
  (12 persons)(7)...............................    5,511,479            60.1               48.9

------------

   * Less than 1%.

(1) Applicable percentage ownership is based on 9,086,176 shares of Common Stock outstanding as of March 31, 1997, and 12,086,176 shares of Common Stock outstanding after completion of this offering, in each case together with applicable options for such shareholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, based on factors including voting and investment power with respect to shares, subject to the applicable community property laws. Shares of Common Stock subject to options or warrants currently exercisable, or exercisable within 60 days after March 31, 1997, are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.

(2) Includes 152,170 shares held by Second Ventures, II, L.P., 43,477 shares held by USVP Entrepreneur Partners II, L.P. and 1,253,588 shares held by U.S. Venture Partners IV, L.P. Mr. Young, a director of the Company, is a general partner of each of these limited partnerships. Mr. Young disclaims beneficial ownership of the shares held by the limited partnerships except to the extent of his proportionate partnership interest therein. In addition to Mr. Young, the general partners of each of Second Ventures, II, L.P., USVP Entrepreneur Partners II, L.P. and U.S. Venture Partners IV, L.P. are William K. Bowes, Jr., Irwin Federman, Steven M. Krausz and Dale J. Vogel.


(3) Includes 967,203 shares held by Venrock Associates, L.P. and 482,033 shares held by Venrock Associates II, L.P. Mr. Sun, a director of the Company, is a general partner of each of these limited partnerships. Mr. Sun disclaims beneficial ownership of the shares held by the limited partnerships except to the extent of his proportionate partnership interest therein. In addition to Mr. Sun, the general partners of each of Venrock Associates, L.P. and Venrock Associates II, L.P. are Patrick F. Latterell, Peter O. Crisp, Ted H. McCourtney, Anthony B. Evnin, Ph.D., Kimberley A. Rummelsburg, David R. Hathaway and Ray A. Rothrock.



(4) Includes 928,834 shares held by Norwest Equity Partners V, L.P. Mr. Still, a director of the Company, is a managing general partner of Itasca Partners V, L.L.P., the general partner of Norwest Equity Partners V, L.P. Mr. Still disclaims beneficial ownership of the shares held by Norwest Equity Partners V, L.P. except to the extent of his proportionate partnership interest therein. In addition to Mr. Still, the managing general partners of Itasca Partners V, L.L.P. Norwest Equity Partners V, L.P. are Daniel J. Haggerty and John E. Lindahl.


(5) Includes 133,334 shares held by Chase Venture Capital Associates, L.P. ("Chase") and 738,637 shares held by Chemical Venture Capital Associates, L.P. ("Chemical"). The general partner of each of Chase and Chemical is Chase Capital Partners, Inc.

(6) Includes 462,500 shares held by Techfarm, Inc., 367,215 shares held by Gordon A. Campbell and 50,000 shares issuable upon exercise of stock options exercisable within 60 days of March 31, 1997 held by Gordon A. Campbell. Mr. Campbell is President of Techfarm, Inc. Techfarm, Inc. disclaims beneficial ownership of the shares held by Mr. Campbell, and Mr. Campbell disclaims beneficial ownership of the shares held by Techfarm, Inc.

(7) Includes 69,531 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of March 31, 1997.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Upon the completion of this offering, the Company will be authorized to issue 50,000,000 shares of Common Stock, no par value, and 5,000,000 shares of undesignated Preferred Stock, no par value.

COMMON STOCK

     As of March 31, 1997, there were 9,086,176 shares of Common Stock outstanding held of record by approximately 125 shareholders. As of March 31, 1997, options to purchase an aggregate of 1,875,461 shares of Common Stock were also outstanding. See "Management -- Stock Plans".

     The holders of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders and have cumulative voting rights with respect to the election of directors. Subject to the prior rights of holders of Preferred Stock, if any, the holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. Upon liquidation or dissolution of the Company, the remainder of the assets of the Company will be distributed ratably among the holders of Common Stock after payment of liabilities and the liquidation preferences of any outstanding shares of Preferred Stock. The Common Stock has no preemptive or other subscription rights and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of Common Stock are, and the shares to be sold in this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     Effective upon the closing of this offering, the Company will be authorized to issue 5,000,000 shares of undesignated Preferred Stock. The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by the Company's shareholders. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the market price of, and the voting and other rights of, the holders of Common Stock. The Company has no current plans to issue any shares of Preferred Stock.

WARRANTS

     As of March 31, 1997, there were outstanding warrants to purchase an aggregate of 43,750 shares of Common Stock at an exercise price of $2.00 per share, an aggregate of 115,919 shares of Common Stock at an exercise price of $4.40 per share and an aggregate of 35,000 shares of Common Stock at $7.50 per share. Warrants to purchase 117,510 shares of Common Stock will expire automatically upon the closing of this offering if not exercised. Certain of such warrants contain "net exercise" provisions that enable the warrantholders to exercise a portion of their warrant without paying the exercise price. To the extent the warrantholders choose to "net exercise" their warrants, the Company will not receive the proceeds from the exercise of such warrants. The remaining warrants expire between December 31, 2001 and January 1, 2003.

REGISTRATION RIGHTS

     The holders of approximately 7,021,859 shares of Common Stock and rights to acquire 72,159 shares of Common Stock and their permitted transferees (the "Holders") are entitled to certain rights with respect to the registration of such shares ("Registrable Securities") under the Securities Act. Under the terms of an agreement between the Company and the Holders, the holders of at least

40% of the Registrable Securities may require, on two occasions after nine months from the effective date of this offering, that the Company use its best efforts to register the Registrable Securities for public resale. In addition, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, the Holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein. The holders of Registrable Securities may also require the Company on no more than two occasions to register all or a portion of their Registrable Securities on Form S-3 under the Securities Act when use of such form becomes available to the Company. All such registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares to be included in such registration. In addition, the Company need not effect a registration within six months following a previous registration, or within six months following any offering of securities for the account of the Company made subsequent to this offering, or after such time as all Holders may sell under Rule 144 in a three month period all shares of Common Stock to which such registration rights apply.

TRANSFER AGENT

     The transfer agent for the Common Stock is First National Bank of Boston. Its telephone number is (617) 575-3120.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for the Common Stock of the Company. Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock prevailing from time to time.

     Upon completion of this offering, the Company will have approximately 12,086,176 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option.) Of these shares, the 3,000,000 shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by an existing "affiliate" of the Company, as that term is defined by the Securities Act (an "Affiliate"), which shares will be subject to the resale limitations of Rule 144 adopted under the Act. On the date of this Prospectus, 9,086,176 "restricted shares" as defined in Rule 144 promulgated under the Securities Act will be outstanding.

     All officers, directors and all other shareholders of the Company have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Common Stock, until the later of 180 days after the date of this Prospectus or the open of market on the third trading day following the date of public disclosure of the Company's financial results for the fiscal year ending December 31, 1997, without the prior written consent of Robertson, Stephens & Company. Robertson, Stephens & Company may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. Robertson, Stephens & Company currently has no plans to release any portion of the securities subject to lock-up agreements. As a result of these contractual restrictions and the provisions of Rules 144(k), 144 and 701, the restricted shares will be available for sale in the public market as follows: (i) no shares will be eligible for immediate sale on the date of this Prospectus, (ii) no shares will be eligible for sale 90 days after the date of this Prospectus, (iii) approximately 21,250 shares will be eligible for sale 120 days after the date of this Prospectus, (iv) approximately 8,977,416 shares will be eligible for sale on the later of 180 days after the date of this Prospectus or the open of market on the third trading day following the date of public disclosure of the Company's financial results for the fiscal year ending December 31, 1997 upon expiration of lock-up agreements and (v) approximately 87,510 shares will be eligible for sale approximately one year from the date of this Prospectus.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year (including the holding period of any prior owner except an affiliate of the Company) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then outstanding (which will equal approximately 224,000 shares immediately after this offering); or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an Affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an Affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Subject to the contractual restrictions described above, "144(k) shares" may therefore be sold immediately upon the completion of this offering.

     Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisors prior to the date the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended

(the "Exchange Act"), pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options (including exercises after the date of this Prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this Prospectus, may be sold by persons other than Affiliates subject only to the manner of sale provisions of Rule 144 and by Affiliates under Rule 144 without compliance with its two-year minimum holding period requirements.

     At March 31, 1997, options to purchase 1,875,461 shares of Common Stock were outstanding, of which options to purchase approximately 185,127 shares were then vested and exercisable. Shortly after this offering, the Company intends to file a registration statement on Form S-8 under the Securities Act covering shares of Common Stock reserved for issuance under the Company's stock plans. See "Management -- Stock Plans." Shares of Common Stock issued upon exercise of options under the Form S-8 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to Affiliates and subject to the contractual restrictions described above. Beginning 180 days after the Effective Date, approximately 518,583 shares issuable upon the exercise of vested stock options will become eligible for sale in the public market, if such options are exercised.

     At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company in which indemnification would be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                                  UNDERWRITING

     The Underwriters named below, acting through their representatives, Robertson, Stephens & Company LLC, Montgomery Securities and UBS Securities LLC (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their names below. The Underwriters are committed to purchase and pay for all such shares, if any are purchased.

                                                                               NUMBER
                                  UNDERWRITER                                OF SHARES
    -----------------------------------------------------------------------  ----------
    Robertson, Stephens & Company LLC......................................
    Montgomery Securities..................................................
    UBS Securities LLC.....................................................

                                                                             ---------
              Total........................................................  3,000,000
                                                                             =========

     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at
such price less a concession of not more than $          per share, of which
$          may be reallowed to other dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

     The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock at the same price per share as the Company will receive for the 3,000,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 3,000,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 3,000,000 shares are being sold.

     The Underwriting Agreement contains covenants of indemnity among the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement.

     Each executive officer and director and certain other shareholders of the Company have agreed with the Representatives until the later of 180 days after the effective date of the Registration Statement or the open of market on the third trading day following the date of public disclosure of the Company's financial results for the fiscal year ending December 31, 1997 (the "Lock-Up Period") not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of Common Stock, any options or warrants to purchase any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock owned as of the date of this Prospectus or thereafter acquired directly by such holders or with respect to which they have or hereinafter acquire the power of disposition, without the prior written consent of Robertson, Stephens & Company LLC. However, Robertson, Stephens & Company LLC may, in its sole discretion at any time or from time to time, without notice, release all or any portion of the securities subject to the lock-up agreements. Approximately 8,979,462 of such shares will be eligible for immediate public sale following expiration of the Lock-Up Period, subject to the provisions of Rule 144. In addition, the Company has agreed that during the Lock-Up Period, it will not, without the prior written consent of Robertson, Stephens & Company LLC, issue, sell, contract to sell or otherwise dispose of any shares of

Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock other than the issuance of Common Stock upon the exercise of outstanding options and under the existing employee stock purchase plan and the Company's issuance of options under existing stock option plans. See "Shares Eligible For Future Sale."

     The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

     Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock offered hereby was determined through negotiations among the Company and the Representatives. Among the factors considered in such negotiations were prevailing market conditions, certain financial information of the Company, market valuations of other companies that the Company and the Representatives believe to be comparable to the Company; estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

     Of the 3,000,000 shares of Common Stock offered hereby, it is currently anticipated that approximately 300,000 shares (assuming an initial public offering price of $10.00) will be purchased from the Underwriters by Electronic
Arts at the price per share $       (the Price to Public less the Underwriting
Discounts and Commissions set forth on the cover of this Prospectus). See "Investment by Electronic Arts."

     The Representatives have advised the Company that, pursuant to rules promulgated by the Commission, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering of the Common Stock originally sold by such Underwriter or syndicate member is repurchased by the representatives in syndicate covering transactions, in stabilizing transactions or otherwise. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

                                    EXPERTS

     The financial statements of the Company as of December 31, 1995 and 1996 and March 31, 1997, and for each of the two years in the period ended December 31, 1996, and the three month period ended March 31, 1997 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete. In each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference. Copies of the Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., or obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a world wide web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                             3DFX INTERACTIVE, INC.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                       PAGE
                                                                                       ----
Report of Independent Accountants....................................................  F-2
Balance Sheets as of December 31, 1995, December 31, 1996 and March 31, 1997.........  F-3
Statements of Operations for the years ended December 31, 1995 and 1996 and for the three months ended March 31, 1996 (unaudited) and 1997.............................  F-4
Statements of Shareholders' Equity for the years ended December 31, 1995 and 1996 and for the three months ended March 31, 1997..........................................  F-5
Statement of Cash Flows for the years ended December 31, 1995 and 1996 and for the three months ended March 31, 1996 (unaudited) and 1997.............................  F-6
Notes to Financial Statements........................................................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of 3Dfx Interactive, Inc.

     In our opinion, the accompanying balance sheets and the related statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of 3Dfx Interactive, Inc. at December 31, 1995 and 1996 and March 31, 1997, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1996 and the three month period ended March 31, 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

San Jose, California
April 11, 1997, except as to
Note 9, which is as of May 21, 1997

                             3DFX INTERACTIVE, INC.

                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                                        PRO FORMA
                                                      DECEMBER 31,         MARCH        MARCH 31,
                                                   ------------------       31,           1997
                                                    1995       1996        1997         (NOTE 1)
                                                   ------     -------     -------     -------------
                                                                                       (UNAUDITED)
Current assets:
  Cash and cash equivalents......................  $  865     $ 5,291     $ 4,141        $ 4,193
  Accounts receivable less allowance for doubtful
     accounts of $0, $78 and $128................      --       1,393       3,985          3,985
  Inventory......................................      37       4,960       2,999          2,999
  Other current assets...........................     135         321         896            896
                                                   ------     -------     -------        -------
          Total current assets...................   1,037      11,965      12,021         12,073
Property and equipment, net......................   1,369       3,482       3,431          3,431
Other assets.....................................      34         134         134            134
                                                   ------     -------     -------        -------
                                                   $2,440     $15,581     $15,586        $15,638
                                                   ======     =======     =======        =======

                               LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Line of credit.................................  $   --     $ 1,076     $ 1,649        $ 1,649
  Accounts payable...............................     471       2,236       1,394          1,394
  Accrued liabilities............................     440       1,061         937            937
  Deferred revenue...............................      --          --         800            800
  Accrued salaries, wages and benefits...........     124         354         577            577
  Current portion of capitalized lease
     obligations.................................     309         601         615            615
                                                   ------     -------     -------        -------
          Total current liabilities..............   1,344       5,328       5,972          5,972
Capitalized lease obligations, less current
  portion........................................     544         632         468            468
                                                   ------     -------     -------        -------
Commitments (Note 8)
Shareholders' equity:
  Preferred Stock, no par value, 7,269,018 shares
     authorized, 2,750,992, 6,951,692 and
     7,021,859 shares issued and outstanding;
     5,000,000 shares authorized pro forma, none
     issued and outstanding pro forma............   5,474      28,701      29,222             --
  Common Stock, no par value, 25,033,000 shares
     authorized; 50,000,000 shares authorized pro
     forma; 1,771,250, 1,890,013 and 1,969,307
     shares issued and outstanding and 9,086,176
     shares issued and outstanding pro forma.....     310       1,626       2,078         31,685
  Warrants.......................................      --         353         353             20
  Notes receivable...............................     (25)        (19)        (12)           (12)
  Deferred compensation..........................    (168)     (1,250)     (1,544)        (1,544)
  Accumulated deficit............................  (5,039)    (19,790)    (20,951)       (20,951)
                                                   ------     -------     -------        -------
          Total shareholders' equity.............     552       9,621       9,146          9,198
                                                   ------     -------     -------        -------
                                                   $2,440     $15,581     $15,586        $15,638
                                                   ======     =======     =======        =======

   The accompanying notes are an integral part of these financial statements.

                             3DFX INTERACTIVE, INC.

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  YEAR ENDED DECEMBER        THREE MONTHS ENDED
                                                          31,                     MARCH 31,
                                                  --------------------     -----------------------
                                                   1995         1996          1996          1997
                                                  -------     --------     -----------     -------
                                                                           (UNAUDITED)
Revenues:
  Product.......................................  $    --     $  6,390       $    --       $ 4,497
  Development contract..........................       --           --            --           750
                                                  -------     --------       -------       -------
          Total revenues........................       --        6,390            --         5,247

Cost of product revenues........................       --        5,123            --         2,582
                                                  -------     --------       -------       -------
Gross profit....................................       --        1,267            --         2,665
                                                  -------     --------       -------       -------

Operating expenses:
  Research and development......................    2,940        9,435         1,659         1,953
  Selling, general and administrative...........    2,166        6,642         1,028         1,846
                                                  -------     --------       -------       -------
          Total operating expenses..............    5,106       16,077         2,687         3,799
                                                  -------     --------       -------       -------

Loss from operations............................   (5,106)     (14,810)       (2,687)       (1,134)
Interest and other income (expense), net........       67           59            35           (27)
                                                  -------     --------       -------       -------
Net loss........................................  $(5,039)    $(14,751)      $(2,652)      $(1,161)
                                                  =======     ========       =======       =======
Pro forma net loss per share (unaudited) (Note
  1)............................................              $  (1.53)                    $ (0.11)
                                                              --------                     -------
Shares used in pro forma net loss per share
  calculations (unaudited) (Note 1).............                 9,627                      10,386

   The accompanying notes are an integral part of these financial statements.

                             3DFX INTERACTIVE, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                            CONVERTIBLE
                          PREFERRED STOCK         COMMON STOCK
                        --------------------   ------------------                NOTES        DEFERRED     ACCUMULATED
                          SHARES     AMOUNT     SHARES     AMOUNT   WARRANTS   RECEIVABLE   COMPENSATION     DEFICIT      TOTAL
                        ----------   -------   ---------   ------   --------   ----------   ------------   -----------   --------
Issuance of Common
  Stock to founders,
  investors and
  employees at $0.025
  per share...........          --   $    --   1,364,000   $  34      $ --        $(19)       $     --      $      --    $     15
Issuance of Common
  Stock to founders,
  investors and
  employees at $0.075
  per share...........          --        --      73,000       6        --          (6)             --             --          --
Issuance of Common
  Stock to founders,
  investors and
  employees at $0.10
  per share...........          --        --     209,250      21        --         (21)             --             --          --
Issuance of Series A
  Convertible
  Preferred Stock in
  March 1995 at $2.00
  per share, net of
  issuance costs......   2,750,992     5,474          --      --        --          --              --             --       5,474
Common Stock options
  exercised...........          --        --     125,000      25        --          --              --             --          25
Forgiveness of notes
  receivable from
  shareholders........          --        --          --      --        --          21              --             --          21
Deferred
  compensation........          --        --          --     224        --          --            (224)            --          --
Amortization of
  deferred
  compensation........          --        --          --      --        --          --              56             --          56
Net loss..............          --        --          --      --        --          --              --         (5,039)     (5,039)
                        ----------    ------   ---------   -----       ---         ---          ------        -------     -------
Balance at December
  31, 1995............   2,750,992     5,474   1,771,250     310        --         (25)           (168)        (5,039)        552
Issuance of Series B
  Convertible
  Preferred Stock in
  March 1996 at $4.40
  per share, net of
  issuance costs......   2,650,003    11,634          --      --        --          --              --             --      11,634
Issuance of Series C
  Convertible
  Preferred Stock in
  November 1996 at
  $7.50 per share, net
  of issuance costs...   1,550,697    11,593          --      --        --          --              --             --      11,593
Common Stock options
  exercised...........          --        --     185,209      42        --          --              --             --          42
Forgiveness of notes
  receivable from
  shareholders........          --        --          --      --        --           6              --             --           6
Repurchased Common
  Stock...............          --        --     (66,446)     (4)       --          --              --             --          (4)
Issuance of Series B
  and C Convertible
  >Preferred Stock
  warrants............          --        --          --      --       353          --              --             --         353
Deferred
  compensation........          --        --          --   1,278        --          --          (1,278)            --          --
Amortization of
  deferred
  compensation........          --        --          --      --        --          --             196             --         196
Net loss..............          --        --          --      --        --          --              --        (14,751)    (14,751)
                        ----------    ------   ---------   -----       ---         ---          ------        -------     -------
Balance at December
  31, 1996............   6,951,692    28,701   1,890,013   1,626       353         (19)         (1,250)       (19,790)      9,621
Issuance of Series C
  Convertible
  Preferred Stock in
  January 1997 at
  $7.50 per share, net
  of issuance costs...      70,167       521          --      --        --          --              --             --         521
Common Stock options
  exercised...........          --        --      84,008      38        --          --              --             --          38
Common Stock
  repurchased.........          --        --      (4,714)     (1)       --          --              --             --          (1)
Repayment of notes
  receivable from
  shareholders........          --        --          --      --        --           7              --             --           7
Deferred
  compensation........          --        --          --     415        --          --            (415)            --          --
Amortization of
  deferred
  compensation........          --        --          --      --        --          --             121             --         121
Net loss..............          --        --          --      --        --          --              --         (1,161)     (1,161)
                        ----------    ------   ---------   -----       ---         ---          ------        -------     -------
Balance at March 31,
  1997................   7,021,859   $29,222   1,969,307   $2,078     $353        $(12)       $ (1,544)     $ (20,951)   $  9,146
                        ==========    ======   =========   =====       ===         ===          ======        =======     =======

   The accompanying notes are an integral part of these financial statements

                             3DFX INTERACTIVE, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                               YEAR ENDED DECEMBER 31,   THREE MONTHS ENDED MARCH 31,
                                               ----------------------    ---------------------------
                                                 1995         1996           1996           1997
                                               --------     ---------    -----------      ---------
                                                                         (UNAUDITED)
Cash flows from operating activities:
  Net loss..................................  $ (5,039)    $ (14,751)     $  (2,652)     $  (1,161)
  Adjustments to reconcile net loss to net
     cash used in operating activities:
       Depreciation.........................       227         1,017            146            385
       Warrant valuation....................        --           353            138             --
       Stock compensation...................        56           196             14            121
       Increase in allowance for doubtful
          accounts..........................        --            78             --             50
       Changes in assets and liabilities:
          Accounts receivable...............        --        (1,471)           (92)        (2,642)
          Inventory.........................       (37)       (4,923)            --          1,961
          Other assets......................      (169)         (286)            21           (575)
          Accounts payable..................       471         1,765            533           (842)
          Accrued liabilities...............       564           851           (205)            99
          Deferred revenue..................        --            --             --            800
                                              --------     ---------       --------       --------
            Net cash used in operating
               activities...................    (3,927)      (17,171)        (2,097)        (1,804)
                                              --------     ---------       --------       --------
Cash flows from investing activities for the
  purchase of property and equipment........      (589)       (2,210)          (877)          (334)
                                              --------     ---------       --------       --------
Cash flows from financing activities:
  Proceeds from issuance of Convertible
     Preferred Stock, net...................     5,474        23,227         11,650            521
  Proceeds from issuance of Common
     Stock, net.............................        61            44             18             44
  Principal payments of capitalized lease
     obligations............................      (154)         (540)          (228)          (150)
  Proceeds from drawdown on line of
     credit.................................        --         1,076            152            573
                                              --------     ---------       --------       --------
            Net cash provided by financing
               activities...................     5,381        23,807         11,592            988
                                              --------     ---------       --------       --------
Net increase (decrease) in cash and cash
  equivalents...............................       865         4,426          8,618         (1,150)
Cash and cash equivalents at beginning
  of period.................................        --           865            865          5,291
                                              --------     ---------       --------       --------
            Cash and cash equivalents at end
               of period....................  $    865     $   5,291      $   9,483      $   4,141
                                              ========     =========       ========       ========
SUPPLEMENTAL INFORMATION:
  Cash paid during the period for
     interest...............................  $     45     $      96      $      26      $      63
  Acquisition of property and equipment
     under capitalized lease obligations....     1,007           920            160             --

   The accompanying notes are an integral part of these financial statements

                             3DFX INTERACTIVE, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES:

     3Dfx Interactive Inc. (the "Company" or "3Dfx") was incorporated in California on August 24, 1994. The Company is engaged in the design, development and marketing of 3D media processors specifically designed for interactive electronic entertainment applications in the PC, home game console and coin-op arcade markets. The Company did not incur any expenses from the period of inception (August 24, 1994) through December 31, 1994.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Revenue Recognition

     Revenue from product sales is recognized upon product shipment. Revenue resulting from development contracts is recognized under the percentage of completion method based upon costs incurred relative to total contract costs or when the related contractual obligations have been fulfilled and fees are billable. Costs associated with development contracts are included in research and development. Royalty revenue is recognized upon the sale of products subject to royalties.

  Cash and Cash Equivalents

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 1996 and March 31, 1997, approximately $3,137,000 and $2,908,000, respectively, of money market funds and commercial paper instruments, the fair value of which approximate cost, are included in cash and cash equivalents.

  Concentration of Credit Risk

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents and accounts receivable.

     3Dfx invests primarily in money market accounts and commercial paper instruments. Cash equivalents are maintained with high quality institutions and their composition and maturities are regularly monitored by management.

     The Company performs ongoing credit evaluations of its customers' financial condition and maintains an allowance for uncollectible accounts receivable based upon the expected collectibility of all accounts receivable. One customer accounted for 21% of accounts receivable at December 31, 1996. Three customers accounted for 38%, 31% and 13% of accounts receivable at March 31, 1997.

                                                             YEAR ENDED         THREE MONTHS ENDED
                                                          DECEMBER 31, 1996       MARCH 31, 1997
                                                          -----------------     ------------------
Customers comprising 10% or more of the Company's
  product revenues for the periods indicated:
  A.....................................................         44%                     4%
  B.....................................................         33%                    59%
  C.....................................................         11%                    15%

                             3DFX INTERACTIVE, INC.

  Inventory

     Inventory is stated at the lower of cost or market, cost being determined under the first-in, first-out method.

  Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years or less. Assets held under capital leases are amortized using the straight-line method over the term of the lease or estimated useful lives, whichever is shorter.

  Income Taxes

     The Company accounts for income taxes using an asset and liability approach and recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

  Research and Software Development Costs

     Research and development costs are charged to operations as incurred. Software development costs incurred prior to the establishment of technological feasibility are included in research and development and are expensed as incurred. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the product are capitalized, if material. To date, all software development costs incurred subsequent to the establishment of technological feasibility have been expensed as incurred due to their immateriality.

  Stock-Based Compensation

     The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." In January 1996, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (see Note 6).

  Interim Results (unaudited)

     The accompanying statements of operations and cash flows for the three month period ended March 31, 1996 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of results for the interim periods. The results of operations and cash flows for the interim period are not necessarily indicative of the results to be expected for any other interim future period.

  Pro Forma Balance Sheet (unaudited)

     If the offering contemplated by this Prospectus (the "offering") is consummated, all shares of Convertible Preferred Stock outstanding will automatically convert into an aggregate of 7,021,859 shares of Common Stock. The pro forma effect of this conversion has been reflected in the accompanying unaudited balance sheet as of March 31, 1997. In addition, the pro forma balance sheet gives effect to the assumed exercise of warrants to purchase 95,010 shares of Common Stock that otherwise expire automatically upon the closing of this offering.

                             3DFX INTERACTIVE, INC.

  Pro Forma Net Loss Per Share (unaudited)

     Pro forma net loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the periods. Common equivalent shares for the year ended December 31, 1996 and the three month period ended March 31, 1997 consist of Common Stock issuable upon the conversion of the Company's Series A, B, and C Convertible Preferred Stock using the if-converted method. Pursuant to the requirements of the Securities and Exchange Commission, common stock equivalent shares relating to the stock options and warrants issued subsequent to April 15, 1996, using the treasury stock method are included in the computation of pro forma net loss per share for all periods presented, as if they were outstanding for the entire period. Prior period earnings per share data have not been presented since such amounts are not deemed meaningful.

  Recent Accounting Pronouncements (unaudited)

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share." This statement is effective for the Company's fiscal year ending December 31, 1997. The Statement redefines earnings per share under generally accepted accounting principles. Under the new standard, primary earnings per share is replaced by basic earnings per share and fully diluted earnings per share is replaced by diluted earnings per share. If the Company had adopted this Statement for the year ended December 31, 1996 and for the three month period ended March 31, 1997, the Company's loss per share would have been as follows:

                                              YEAR ENDED         THREE MONTHS ENDED
                                           DECEMBER 31, 1996       MARCH 31, 1997
                                           -----------------     ------------------
        Basic loss per share.............       $ (7.83)               $(0.52)
        Diluted loss per share...........       $ (2.94)               $(0.22)

NOTE 2 -- BALANCE SHEET COMPONENTS (IN THOUSANDS):

                                                          DECEMBER 31,
                                                       ------------------     MARCH 31,
                                                        1995       1996         1997
                                                       ------     -------     ---------
        Inventory:
          Raw material...............................  $   37     $   424      $   428
          Work in process............................      --         231          260
          Finished goods.............................      --       4,305        2,311
                                                       ------     -------      -------
                                                       $   37     $ 4,960      $ 2,999
                                                       ======     =======      =======
        Property and equipment:
          Computer equipment.........................  $  995     $ 3,122      $ 3,328
          Computer software..........................     521       1,047        1,160
          Furniture and equipment....................      80         557          572
                                                       ------     -------      -------
                                                        1,596       4,726        5,060
          Less: accumulated depreciation and
             amortization............................    (227)     (1,244)      (1,629)
                                                       ------     -------      -------
                                                       $1,369     $ 3,482      $ 3,431
                                                       ======     =======      =======

     Assets acquired under capitalized lease obligations are included in property and equipment and totaled $1,007,000, $1,927,000 and $1,927,000 with related accumulated amortization of $181,000, $602,000 and $909,000 at December 31, 1995 and 1996 and March 31, 1997, respectively.

                             3DFX INTERACTIVE, INC.

NOTE 3 -- DEBT:

     The Company has a line of credit agreement with a bank, which provides for maximum borrowings in an amount up to the lesser of 75% of eligible accounts receivable plus 100% of cash and cash equivalents or $4,000,000. Borrowings under the line are secured by all of the Company's owned assets and bear interest at the bank's prime rate plus 1.50% per annum (10.0% as of March 31, 1997). The agreement requires that the Company maintain certain financial ratios and levels of tangible net worth, profitability and liquidity. As of March 31, 1997, the Company was in compliance with its covenants. The line of credit expires in August 1997. At March 31, 1997, there were no borrowings outstanding under this line of credit.

     The Company has an equipment line of credit with a bank, which provides for the purchase of up to $2,000,000 of property and equipment. Borrowings under this line are secured by all of the Company's owned assets and bear interest at the bank's prime rate plus 1.50% per annum. The agreement requires that the Company maintain certain financial ratios and levels of tangible net worth, profitability and liquidity. As of March 31, 1997, the Company was in compliance with its covenants. The equipment line of credit expires in August 1998. At March 31, 1997, approximately $1,649,000 was outstanding under this equipment line of credit.

NOTE 4 -- DEVELOPMENT CONTRACT:

     In March 1997, the Company entered into a development and license agreement with Sega Enterprises, Ltd., under which the Company is entitled to receive development contract revenues and royalties based upon a cumulative volume of units sold by Sega which include the Company's product. The Company recognized development contract revenues of $750,000 in the three months ended March 31, 1997, representing a non-refundable amount due for the delivery of certain engineering designs. The Company has no further obligations to Sega with regard to the $750,000 of development contract revenue recognized. The Company deferred development contract revenues of $800,000 in the three months ended March 31, 1997, as no significant activity occurred under the agreement. The Company did not earn any royalty revenue in the three months ended March 31, 1997. Costs incurred relating to this contract are included in research and development expense.

NOTE 5 -- SHAREHOLDERS' EQUITY:

  Common Stock

     The Company has issued 1,646,250 shares of its Common Stock to founders and investors. The shares either vested immediately or will vest on various dates through 1999. The Company can buy back unvested shares at the original price paid by the purchasers in the event the purchasers' employment with the Company is terminated for any reason. During the year ended December 31, 1996 and the three month period ended March 31, 1997, 49,570 and 2,604 shares, respectively, of Common Stock were repurchased.


     In addition, during the two year period ended December 31, 1996 and the three month period ended March 31, 1997, certain employees exercised options to purchase 310,209 and 84,008 shares, respectively, of Common Stock which are subject to a right of repurchase by the Company at the original share issuance price. The repurchase right lapses over a period generally ranging from two to four years. During the year ended December 31, 1996 and the three month period ended March 31, 1997, 16,875 and 2,110 shares, respectively, of Common Stock were repurchased.


     As of December 31, 1996 and March 31, 1997, approximately 835,130 and 744,721 shares, respectively, of Common Stock were subject to these repurchase rights.

                             3DFX INTERACTIVE, INC.

     The holders of Common Stock, voting as a class, are entitled to elect three members of the Board of Directors.

  Convertible Preferred Stock

     The aggregate authorized number of preferred shares is 7,269,018, of which 2,794,742, 2,818,412 and 1,655,864 are designated as Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, and Series C Convertible Preferred Stock, respectively.

     Each share of Series A, B and C Convertible Preferred Stock outstanding is convertible at the option of the holder into one share of Common Stock, subject to certain adjustments, and automatically converts upon the completion of an underwritten public offering of Common Stock with gross proceeds of at least $15 million and a public offering price of not less than $6.60 per share or in the event of the vote of a majority of each of the holders of Series A, B and C Convertible Preferred Stock outstanding at the time of such a vote.

     The holders of Series A, B and C Convertible Preferred Stock are entitled to elect two members, one member, and one member, respectively, to the Board of Directors and have voting rights equal to Common Stock on an if-converted basis. Dividends at the rate of $0.20, $0.44 and $0.75 per share for Preferred Series A, B and C Convertible Preferred Stock, respectively, as declared by the Board of Directors, are payable to the preferred stockholders in preference to any dividends for Common Stock declared by the Board of Directors. Dividends are noncumulative. No dividends have been declared by the Board of Directors through March 31, 1997.

     The holders of the Series A, B and C Convertible Preferred Stock are entitled to receive their original issuance prices of $2.00, $4.40 and $7.50 per share, respectively, in liquidation, plus an amount equal to all declared but unpaid dividends, prior and in preference to any distribution to the holders of Common Stock. As of December 31, 1996 and March 31, 1997, the aggregate liquidation preference of the Series A, B and C Convertible Preferred Stock was approximately $28,795,000 and $29,319,000, respectively.

     At December 31, 1996 and March 31, 1997, 6,951,692 and 7,021,859 shares, respectively, of Common Stock were reserved for issuance upon conversion of the preferred stock.

  Warrants

     In March 1995, the Company issued a warrant to a vendor to purchase 43,750 shares of Series A Convertible Preferred Stock at $2.00 per share. The warrant expires on March 31, 2002. The warrant was deemed by management to have a nominal value at the date of grant. The Company has reserved 43,750 shares of Series A Convertible Preferred Stock for the exercise of this warrant.

     In January 1996, the Company entered into a line of credit. To secure the line , the Company issued to the lessor a warrant to purchase 19,886 shares of Series B Convertible Preferred Stock at an exercise price of $4.40. The warrant expires on January 1, 2003. The warrant was deemed by management to have a nominal value at the date of grant. The Company has reserved 19,886 shares of Series B Convertible Preferred Stock for the exercise of this warrant.

     In February 1996, the Company issued to a financial institution in accordance with a bridge loan agreement a warrant to purchase 8,523 shares of Series B Convertible Preferred Stock at $4.40 per share. The warrant expires on December 31, 2001. The warrant was deemed by management to have a nominal value at the date of grant. The Company has reserved 8,523 shares of Series B Convertible Preferred Stock for the exercise of this warrant.

     In February 1996, the Company entered into an agreement to issue warrants to TSMC to purchase 140,000 shares of Series B Convertible Preferred Stock at an exercise price of $4.40 per share. The

                             3DFX INTERACTIVE, INC.

purchase right of 50,000 warrants is exercisable, in whole or in part, at any time on or before December 31, 2001. These warrants will expire, if not previously exercised, immediately upon the closing of an underwritten public offering in which the proceeds received by the Company equal at least $7,500,000 and the public offering price is not less than $3.00 per share. The purchase right of 90,000 warrants became exercisable at the rate of 10 shares of Series B Convertible Preferred Stock for each wafer above 2,000 wafers purchased from TSMC by the Company during fiscal 1996 and became exercisable for 75,020 shares of Series B Convertible Preferred Stock in conjunction with wafer purchases in 1996. These warrants expire on December 31, 2001. The warrant was deemed to have a total value of approximately $211,000 and was recognized as a cost of revenues and research and development expense during 1996. The Company has reserved 175,020 shares of Series B Convertible Preferred Stock for the exercise of this warrant.

     In 1996, the Company issued to a university and consultants warrants to purchase 5,000 and 30,000 shares, respectively, of Series C Convertible Preferred Stock at an exercise price of $7.50 per share. These warrants were deemed to have a total value of approximately $142,000 at the date of grant and the related cost was recognized as other expense and research and development expense, respectively, during 1996. The Company has reserved 35,000 shares of Series C Convertible Preferred Stock for the exercise of these warrants.

     At March 31, 1997, the Company had reserved 247,159 shares of Common Stock for the exercise of warrants and the subsequent conversion to Common Stock.

NOTE 6 -- STOCK OPTION PLANS:

  The Option Plan

     In May 1995, the Company adopted a Stock Plan, (the Option Plan) which provides for granting of incentive and nonqualified stock options to employees and consultants and directors of the Company. Under the Option Plan, 2,299,768 shares of Common Stock have been reserved for issuance at March 31, 1997.

     Options granted under the Option Plan are generally for periods not to exceed ten years, and are granted at prices not less than 100% and 85%, for incentive and nonqualified stock options, respectively, of the fair market value of the stock determined by the Board of Directors on the date of grant. Incentive stock options granted to shareholders who own greater than 10% of the outstanding stock are for periods not to exceed five years, and must be issued at prices not less than 110% of the fair market value of the stock on the date of grant. Options granted under the Option Plan generally vest 25% on the first anniversary of the grant date and 1/48th of the option shares each month thereafter, with full vesting occurring on the fourth anniversary of the grant date.

                             3DFX INTERACTIVE, INC.

     The following is a summary of activity under the Option Plan during the years ended December 31, 1995 and 1996 and the three months ended March 31, 1997:

                                                                                  WEIGHTED
                                                    OPTIONS                       AVERAGE
                                                   AVAILABLE        OPTIONS       EXERCISE
                                                   FOR GRANT      OUTSTANDING      PRICE
                                                  -----------     -----------     --------
        Balance at May 1, 1995 (date of plan
          adoption).............................      853,750              --          --
        Granted.................................     (640,750)        640,750      $ 0.20
        Exercised...............................           --        (125,000)     $ 0.20
        Canceled................................        2,500          (2,500)     $ 0.20
                                                  -----------      ----------
        Balance at December 31, 1995............      215,500         513,250      $ 0.20

        Additional shares authorized............    1,196,250              --          --
        Granted.................................   (1,369,138)      1,369,138      $ 0.58
        Exercised...............................           --        (185,209)     $ 0.23
        Canceled................................      158,670        (158,670)     $ 0.41
        Repurchased.............................       16,875                      $ 0.20
                                                  -----------      ----------
        Balance at December 31, 1996............      218,157       1,538,509      $ 0.54

        Additional shares authorized............      625,000              --          --
        Granted.................................     (450,419)        450,419      $ 9.62
        Exercised...............................           --         (84,008)     $ 0.46
        Canceled................................       29,459         (29,459)     $ 0.56
        Repurchased.............................        2,110              --      $ 0.20
                                                  -----------      ----------
        Balance at March 31, 1997...............      424,307       1,875,461      $ 2.72
                                                  ===========      ==========

     At December 31, 1996 and March 31, 1997, 186,172 and 185,127, respectively, Common Stock options were vested.

     During the years ended December 31, 1995 and 1996 and the three month period ended March 31, 1997, the Company granted options for the purchase of 2,460,307 shares of Common Stock to employees at exercise prices ranging from $0.20 to $12.00 per share. Management has calculated deferred compensation of approximately $1,900,000 related to options granted during 1995 and 1996 and the three month period ended March 31, 1997. Such deferred compensation will be amortized over the vesting period relating to these options, of which $56,000, $196,000 and $121,000 has been amortized during the years ended December 31, 1995 and 1996 and the three month period ended March 31, 1997.

  Employee Stock Purchase Plan

     In March 1997, the Company's Board of Directors approved an Employee Stock Purchase Plan. Under this plan, employees of the Company can purchase Common Stock through payroll deductions. A total of 550,000 shares have been reserved for issuance under this plan. The plan was approved by the Company's shareholders on April 1997.

  Directors' Stock Option Plan

     In March 1997, the Company adopted a 1997 Directors' Stock Option Plan. Under this plan options to purchase 150,000 shares of Common Stock may be granted. The plan provides that options may be

                             3DFX INTERACTIVE, INC.

Granted at a price not less than fair value of a share at the date of grant. The plan was approved by the Company's shareholders in April 1997.

     Information relating to stock options outstanding under the Option Plan at March 31, 1997 is as follows:

                                                            OPTIONS OUTSTANDING
                                            ---------------------------------------------------
                                                                WEIGHTED
                                                                AVERAGE             WEIGHTED
                                              NUMBER           REMAINING            AVERAGE
                                            OUTSTANDING     CONTRACTUAL LIFE     EXERCISE PRICE
                                            -----------     ----------------     --------------
        Range of exercise prices:
          $0.20 - $0.30...................     338,500          8.4 years            $ 0.20
          $0.44 - $0.75...................     680,042          9.3 years            $ 0.48
          $0.90...........................     448,250          9.7 years            $ 0.90
          $2.00 - $12.00..................     408,669         10.0 years            $10.50


                                                                     OPTIONS VESTED
                                                               --------------------------
                                                                              WEIGHTED
                                                               NUMBER         AVERAGE
                                                               VESTED      EXERCISE PRICE
                                                               -------     --------------
        Range of exercise prices:
          $0.20 - $0.30......................................  121,116         $ 0.20
          $0.44 - $0.75......................................   64,011         $ 0.44
          $0.90..............................................       --             --
          $2.00 - $12.00.....................................       --             --


  Certain Pro Forma Disclosures

     The Company accounts for its employee stock options plans in accordance with the provisions of Accounting Principles Board Opinion No. 25. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation" which established a fair value based method of accounting for employee stock option plans and shares issued to founders which are subject to repurchase. To determine the fair value of each option on the date of grant the following assumptions were used: dividend yield of 0.0%; a risk-free interest rate of 6%; a weighted average expected option term of four years were used for all periods presented. The weighted average fair value of stock options granted in the years ended December 31, 1995 and 1996 and the three month period ended March 31, 1997, was $0.18, $0.60 and $9.62, respectively.

     Had the Company recorded compensation costs based on the estimated grant date fair value, as defined by FAS 123, for awards granted under its stock option plan, the Company's net loss and net loss per share would have been reduced to the pro forma amounts below for the years ended December 31, 1995 and 1996 and the three months ended March 31, 1996 and 1997:

                                                 YEARS ENDED          THREE MONTHS ENDED
                                                 DECEMBER 31,              MARCH 31,
                                             --------------------     -------------------
                                              1995         1996        1996        1997
                                             -------     --------     -------     -------
        Pro forma net loss.................  $(5,045)    $(14,801)    $(2,657)    $(1,235)
        Pro forma net loss per share.......  $    --     $  (1.54)    $    --     $ (0.10)

     Because the determination of the fair value of all options granted after the Company becomes a public entity will include an expected volatility factor in addition to the factors described in the preceding paragraph and, because options granted prior to 1995 are not taken into consideration, the above results are not representative of future years.

                             3DFX INTERACTIVE, INC.

  Benefit Plan

     Effective January 1, 1995, the Company adopted a 401(k) Savings Plan which allows all employees to participate by making salary deferral contributions to the 401(k) Savings Plan ranging from 1% to 20% of their eligible earnings. The Company may make discretionary contributions to the 401(k) Savings Plan upon approval by the Board of Directors. The Company has not contributed to the 401(k) Savings Plan to date.

NOTE 7 -- INCOME TAXES:

     No provision for federal or state income taxes has been recorded for the years ended December 31, 1995 and 1996 and the three months ended March 31, 1997 as the Company incurred net operating losses.

     Deferred tax assets related to the following (in thousands):

                                                           DECEMBER 31,
                                                        -------------------     MARCH 31,
                                                         1995        1996         1997
                                                        -------     -------     --------
        Net operating loss and credit carryforwards...  $ 1,994     $ 7,278     $ 7,665
        Expenses not currently deductible.............       --         357         429
        Capitalized research and development..........      100         134         141
                                                        -------     -------     -------
                                                          2,094       7,769       8,235
        Less: valuation allowance.....................   (2,094)     (7,769)     (8,235)
                                                        -------     -------     -------
                                                        $    --     $    --     $    --
                                                        =======     =======     =======

     Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company's history of losses, recent increases in expense levels, the fact that the market in which the Company competes is intensely competitive and characterized by rapidly changing technology, the lack of carryback capacity to realize deferred tax assets, and the uncertainty regarding market acceptance of the Company's products. The Company will continue to assess the realizability of the deferred tax assets in future periods.

     At December 31, 1995 and 1996 and March 31, 1997, the Company had net operating loss carryforwards for federal income tax purposes of approximately $5,100,000, $18,162,000 and $19,127,000, respectively, which expire beginning in 2010.

     Under the Tax Reform Act of 1986, the amount of and the benefit from net operating losses that can be carried forward may be impaired in certain circumstances. Events which may cause changes in the Company's tax carryovers include, but are not limited to, a cumulative ownership change of more than 50% over a three year period. The issuance of Series A Convertible Preferred Stock resulted in an annual limitation of the Company's ability to utilize net operating losses incurred prior to that date. The limitation is insignificant. Net operating losses incurred between the time of the Series A Convertible Preferred Stock issuance and March 31, 1997, had not been subject to any annual limitations through March 31, 1997.

NOTE 8 -- COMMITMENTS:

     The Company is obligated under noncancelable operating leases for its facilities and certain equipment and capital leases for certain equipment. Rent expense on the operating leases for the year ended December 31, 1995 and 1996 and the three month period ended March 31, 1997, was approximately $192,000, $305,000 and $74,000, respectively.

                             3DFX INTERACTIVE, INC.

     Future minimum lease payments under the operating and capitalized leases are as follows (in thousands):

                                                                OPERATING     CAPITALIZED
                                                                 LEASES         LEASES
                                                                ---------     -----------
        April 1, 1997 through December 31, 1997.............     $   716        $   548
        1998................................................       1,034            508
        1999................................................       1,033            119
        2000................................................       1,027             --
        2001................................................       1,027             --
        Thereafter..........................................       5,479             --
                                                                 -------         ------
        Total minimum lease payments........................     $10,316          1,175
                                                                 =======
        Less: amount representing interest..................                        (92)
                                                                                 ------
        Present value of minimum lease payments.............                      1,083
        Less: current portion...............................                       (615)
                                                                                 ------
        Noncurrent portion of capitalized lease
          obligations.......................................                    $   468
                                                                                 ======

  Purchase Commitments

     The Company's manufacturing relationship with Taiwan Semiconductor Manufacturing Corporation ("TSMC") allows for the cancellation of all outstanding purchase orders, but requires the repayment of all expenses incurred to date. As of March 31, 1997, TSMC had incurred approximately $626,000 of manufacturing expenses on the Company's outstanding purchase orders.

NOTE 9 -- SUBSEQUENT EVENT:

     The Company effected on May 21, 1997, a one-for-two reverse stock split. All share information has been retroactively adjusted to reflect the one-for-two reverse stock split.

                      APPENDIX -- DESCRIPTION OF GRAPHICS

                               INSIDE FRONT COVER

Graphic: Illustration of 3D image from computer game containing starfighter and planets.

Caption: The Company's technology enables a highly immersive, interactive 3D experience with compelling graphics, realistic motion and complex character and scene interaction at real time frame rates.

                                    GATEFOLD

Graphic: Illustrations of characters and scenes from 3D video games and software applications designed to or utilizing the Company's 3D hardware.

Caption:  3Dfx Technology is designed to perform on a variety of platforms . . . . and support a multitude of third-party PC titles.

Credits: Images courtesy of Criterion Studios, Eidos Entertainment, Shiny Entertainment and Ubisoft. All other trademarks are the property of their respective owners. Copyright (C)1996 3Dfx Interactive, Inc.

                               INSIDE BACK COVER

Graphic: Depiction of the steps required to create a 3D image, starting with a wireframe model and moving into shading, mapping and additional techniques, flat shading (addition of color), texture mapping and final techniques to complete the image in a realistic manner.

PHOTO:
Caption: ONE. A wireframe model is created that forms the basis of the three dimensional objects. This image shows the vertices and the outline of the set and characters before the coloring techniques have been applied.

PHOTO:
Caption: TWO. Flat shading has been added to the wireframe. One color is assigned to all the pixels in a given triangle. This demonstrates the simplest of the shading techniques available.

PHOTO:
Caption: THREE. Basic point-sampled texture mapping has been added to the image. Texture mapping is said to have the greatest impact in adding realism to a 3D image. A fixed pattern or texture is transferred to a polygon on the surface of a 3D object. The texture is warped to simulate the perspective of a 3D object.

PHOTO:
Caption: FOUR. Bilinear filtering and MIP mapping added to the scene further enhance the image quality -- a subtle improvement in a static image. These techniques more accurately simulate smoothness of color changes and the behavior of detail as the objects grow more distant.

PHOTO:
Caption: FIVE. The final enhancement comes from lighting effects added to the characters and set. First pass texture maps on the set are made either lighter or darker through shadow maps that simulate the effect of lights. The lighting effect on character texture maps is produced with Gouraud color shading during rendering.

                               BACK OUTSIDE COVER

3Dfx Interactive, Inc. logo.

                                      LOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Shares being registered. All of the amounts shown are estimates except for the SEC registration fee and the NASD filing fee.

                                                                                 AMOUNT
                                                                               TO BE PAID
                                                                               ----------
    SEC Registration Fee.....................................................   $ 12,441
    NASD Filing Fee..........................................................      4,606
    The Nasdaq Stock Market Listing Fee......................................     40,000
    Blue Sky Qualification Fees and Expenses.................................     15,000
    Printing and Engraving Expenses..........................................    150,000
    Legal Fees and Expenses..................................................    300,000
    Accounting Fees and Expenses.............................................    150,000
    Transfer Agent and Registrar Fees........................................      5,000
    Miscellaneous............................................................     22,953
                                                                                --------
              Total..........................................................   $700,000
                                                                                ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by Section 204(a) of the California General Corporation Law, the Registrant's Articles of Incorporation eliminate a director's personal liability for monetary damages to the Registrant and its shareholders arising from a breach or alleged breach of the director's fiduciary duty, except for liability arising under Sections 310 and 316 of the California General Corporation Law or liability for (i) acts or omissions that involve intentional misconduct or knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the Registrant or its shareholders or that involve the absence of good faith on the part of the director, (iii) any transaction from which a director derived an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the Registrant or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Registrant or its shareholders, (v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its shareholders, (vi) interested transactions between the corporation and a director in which a director has a material financial interest, and (vii) liability for improper distributions, loans or guarantees. This provision does not eliminate the directors' duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under California law.

     Sections 204(a) and 317 of the California General Corporation Law authorize a corporation to indemnify its directors, officers, employees and other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses) under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Articles of Incorporation and Bylaws contain provisions covering indemnification to the maximum extent permitted by the California General Corporation Law of corporate directors, officers and other agents against certain liabilities and expenses incurred as a result of proceedings involving such persons in their capacities as directors, officers employees or agents, including proceedings under the Securities Act or the Securities Exchange Act of 1934, as amended. The Company has entered into Indemnification Agreements with its directors and executive officers.

     In addition to the foregoing, the Underwriting Agreement provides for indemnification by the Underwriters of the Registrant, its directors and officers, and by the Registrant of the several Underwriters, against certain liabilities, including liabilities arising under the Securities Act.

     At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since August 24, 1994, the Registrant has issued and sold (without payment of any selling commission to any person) the following unregistered securities (as adjusted to reflect the one-for-two reverse stock split effected in May
1995).

     1. On January 12, 1995, the Registrant issued and sold 1,364,000 shares of Common Stock to investors at a price of $.025 per share.

     2. From March 3, 1995 to May 18, 1995, the Registrant issued and sold 282,250 shares of Common Stock to employees at $.07 to $.10 price per share.

     3. From May 1995 to March 31, 1997, the Registrant issued and sold 394,217 shares of Common Stock to employees and consultants at prices ranging from $.02 to $.90 per share, upon exercise of stock options and stock purchase rights, pursuant to the Registrant's 1995 Employee Stock Plan.

     4. On March 13, 1995, the Registrant issued and sold 2,750,992 shares of Series A Preferred Stock to a total of 43 accredited investors for an aggregate purchase price of $5,501,979.

     5. On March 31, 1995, the Registrant issued a warrant to purchase an aggregate of 43,750 shares of Series A Preferred Stock to one investor with an exercise price of $2.00 per share.

     6. From November 2, 1995 to December 31, 1996, the Registrant issued warrants to purchase an aggregate of 168,409 shares of Series B Preferred Stock to a total of 3 investors with an exercise price of $4.40 per share.

     7. From February 14, 1996 to February 28, 1996, the Registrant issued and sold 2,650,003 shares of Series B Preferred Stock to a total of 33 investors for an aggregate purchase price of $11,660,000.

     8. From September 12, 1996 to January 17, 1997, the Registrant issued and sold 1,620,864 shares of Series C Preferred Stock to a total of 39 investors for an aggregate purchase price of $12,156,443.

     9. From June 1, 1996 to September 1996, the Registrant issued warrants to purchase an aggregate of 35,000 shares of Series C Preferred Stock to 1 university and 2 consultants with an exercise price of $7.50 per share.

     The sales and issuances of securities in the transactions described in paragraphs (1) through (3) above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

     The sales and issuances of securities in the transactions described in paragraphs (4) through (8) above were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) or Regulation D promulgated thereunder. The purchasers in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate legends are affixed to the stock certificates issued in such transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


 1.1*      Form of Underwriting Agreement (draft dated May 22, 1997).
 3.1*      Articles of Incorporation of the Registrant, as currently in effect.
 3.2*      Form of Restated Articles of Incorporation of the Registrant, to be filed prior to the effective date of the offering made under this Registration Statement.
 3.3*      Form of Restated Articles of Incorporation of the Registrant, to be filed immediately following the closing of the offering made under this Registration
           Statement.
 3.4*      Bylaws of the Registrant.
 4.1       Specimen Common Stock Certificate.
 5.1*      Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1*      Form of Indemnification Agreement between the Registrant and each of its directors and officers.
10.2*      1995 Employee Stock Plan and form of Stock Option Agreement thereunder.
10.3*      1997 Director Option Plan and form of Director Stock Option Agreement thereunder.
10.4*      1997 Employee Stock Purchase Plan and forms of agreement thereunder.
10.5*      Lease Agreement dated August 7, 1996 between Registrant and South Bay/Fortran, and
           Tenant Estoppel Certificate dated March 25, 1997 between Registrant and
           CarrAmerica Realty Corporation for San Jose, California office.
10.6*      Investors' Rights Agreement dated September 12, 1996, Amendment No. 1 to
           Investors' Rights Agreement dated November 25, 1996, Amendment No. 2 to Investors'
           Rights Agreement dated December 18, 1996 and Amendment No. 3 to Investors' Rights
           Agreement dated March 27, 1997 by and among the Registrant and holders of the
           Registrant's Series A, Series B and Series C Preferred Stock.
10.7.1*    Warrant to purchase shares of Series A Preferred Stock issued to Lighthouse
           Capital Partners.
10.7.2*    Warrant to purchase shares of Series B Preferred Stock issued to MMC/GATX
           Partnership No. 1.
10.7.3*    Warrant to purchase shares of Series B Preferred Stock issued to Silicon Valley
           Bank.
10.7.4*    Warrant to purchase shares of Series B Preferred Stock issued to Taiwan
           Semiconductor Manufacturing Company, Ltd.
10.7.5*    Warrant to purchase shares of Series B Preferred Stock issued to Taiwan
           Semiconductor Manufacturing Company, Ltd.
10.7.6*    Warrant to purchase shares of Series C Preferred Stock issued to Goodin &
           Associates.
10.7.7*    Warrant to purchase shares of Series C Preferred Stock issued to Simon Szeto, an individual doing business as Symtek.
10.7.8*    Warrant to purchase shares of Series C Preferred Stock issued to Leland Stanford
           Junior University.
10.8*      Form of Restricted Stock Purchase Agreement between the Registrant and certain shareholders.
10.9+*     Technology Development and License Agreement dated as of February 28, 1997 by and between Registrant and Sega Enterprises, Ltd.
10.10*     Master Equipment Lease Agreement dated January 1, 1996 by and between the
           Registrant and MMC/GATX Partnership No. 1.

10.11*     Master Equipment Lease dated March 31, 1995 by and between the Registrant and
           Lighthouse Capital Partners, L.P.
10.12*     Loan Commitment Agreement dated July 1, 1996 by and between the Registrant and
           Silicon Valley Bank.
10.13.1*   Change of Control Letter Agreement between the Registrant and L. Gregory Ballard.
10.13.2*   Change of Control Letter Agreement between the Registrant and Karl Chicca.
10.13.3*   Change of Control Letter Agreement between the Registrant and Scott D. Sellers.
10.13.4*   Change of Control Letter Agreement between the Registrant and Gary Tarolli.
11.1*      Calculation of pro forma net loss per share.
23.1       Consent of Price Waterhouse LLP, Independent Accountants.
23.2*      Consent of Counsel (included in Exhibit 5.1).
24.1*      Power of Attorney.
27.1*      Financial Data Schedule.


---------------
*  Previously filed.


+  Confidential treatment requested for portions of these agreements.


     (b) Financial Statement Schedules:

         None.

ITEM 17.  UNDERTAKINGS

     The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the California General Corporation Law, the Articles of Incorporation or the Bylaws of the Registrant, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 4th day of June, 1997.


                                          3DFX INTERACTIVE, INC.

                                          By /s/      L. GREGORY BALLARD
                                            ------------------------------------
                                                     L. Gregory Ballard
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



               SIGNATURE                                  TITLE                       DATE
----------------------------------------  -------------------------------------  ---------------
         /s/ L. GREGORY BALLARD           President and Chief Executive Officer     June 4, 1997
----------------------------------------    (Principal Executive Officer)
           L. Gregory Ballard

           /s/ GARY P. MARTIN             Vice President, Administration and        June 4, 1997
----------------------------------------    Chief Financial Officer (Principal
             Gary P. Martin                 Financial and Accounting Officer)
        /s/ GORDON A. CAMPBELL*           Chairman of the Board of Directors        June 4, 1997
----------------------------------------
           Gordon A. Campbell

            /s/ ANTHONY SUN*              Director                                  June 4, 1997
----------------------------------------
              Anthony Sun

          /s/ PHILIP M. YOUNG*            Director                                  June 4, 1997
----------------------------------------
            Philip M. Young

         /s/ SCOTT D. SELLERS*            Director                                  June 4, 1997
----------------------------------------
            Scott D. Sellers

            /s/ JAMES WHIMS*              Director                                  June 4, 1997
----------------------------------------
              James Whims

       /s/ GEORGE J. STILL, JR.*          Director                                  June 4, 1997
----------------------------------------
          George J. Still, Jr.

        *By: /s/ GARY P. MARTIN
----------------------------------------
             Gary P. Martin
            Attorney-in-Fact

                               INDEX TO EXHIBITS


 EXHIBIT
   NO.                                      EXHIBIT
---------
 1.1*        Form of Underwriting Agreement (draft dated May 22, 1997).
 3.1*        Articles of Incorporation of the Registrant, as currently in effect.
 3.2*        Form of Restated Articles of Incorporation of the Registrant, to be
             filed prior to the effective date of the offering made under this
             Registration Statement.
 3.3*        Form of Restated Articles of Incorporation of the Registrant, to be
             filed immediately following the closing of the offering made under this Registration Statement.
 3.4*        Bylaws of the Registrant.
 4.1         Specimen Common Stock Certificate.
 5.1*        Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1*        Form of Indemnification Agreement between the Registrant and each of its directors and officers.
10.2*        1995 Employee Stock Plan and form of Stock Option Agreement thereunder.
10.3*        1997 Director Option Plan and form of Director Stock Option Agreement thereunder.
10.4*        1997 Employee Stock Purchase Plan and forms of agreement thereunder.
10.5*        Lease Agreement dated August 7, 1996 between Registrant and South Bay/
             Fortran, and Tenant Estoppel Certificate dated March 25, 1997 between
             Registrant and CarrAmerica Realty Corporation for San Jose, California
             office.
10.6*        Investors' Rights Agreement dated September 12, 1996, Amendment No. 1 to Investors' Rights Agreement dated November 25, 1996, Amendment No.
             2 to Investors' Rights Agreement dated December 18, 1996 and Amendment
             No. 3 to Investors' Rights Agreement dated March 27, 1997 by and among the Registrant and holders of the Registrant's Series A, Series B and
             Series C Preferred Stock.
10.7.1*      Warrant to purchase shares of Series A Preferred Stock issued to
             Lighthouse Capital Partners.
10.7.2*      Warrant to purchase shares of Series B Preferred Stock issued to
             MMC/GATX Partnership No. 1.
10.7.3*      Warrant to purchase shares of Series B Preferred Stock issued to
             Silicon Valley Bank.
10.7.4*      Warrant to purchase shares of Series B Preferred Stock issued to
             Taiwan Semiconductor Manufacturing Company, Ltd.
10.7.5*      Warrant to purchase shares of Series B Preferred Stock issued to
             Taiwan Semiconductor Manufacturing Company, Ltd.
10.7.6*      Warrant to purchase shares of Series C Preferred Stock issued to
             Goodin & Associates.
10.7.7*      Warrant to purchase shares of Series C Preferred Stock issued to Simon
             Szeto, an individual doing business as Symtek.
10.7.8*      Warrant to purchase shares of Series C Preferred Stock issued to
             Leland Stanford Junior University.
10.8*        Form of Restricted Stock Purchase Agreement between the Registrant and certain shareholders.

 EXHIBIT
   NO.                                      EXHIBIT
---------
10.9+*       Technology Development and License Agreement dated as of February 28,
             1997 by and between Registrant and Sega Enterprises, Ltd.
10.10*       Master Equipment Lease Agreement dated January 1, 1996 by and between the Registrant and MMC/GATX Partnership No. 1.
10.11*       Master Equipment Lease dated March 31, 1995 by and between the
             Registrant and Lighthouse Capital Partners, L.P.
10.12*       Loan Commitment Agreement dated July 1, 1996 by and between the
             Registrant and Silicon Valley Bank.
10.13.1*     Change of Control Letter Agreement between the Registrant and L.
             Gregory Ballard.
10.13.2*     Change of Control Letter Agreement between the Registrant and Karl
             Chicca.
10.13.3*     Change of Control Letter Agreement between the Registrant and Scott D.
             Sellers.
10.13.4*     Change of Control Letter Agreement between the Registrant and Gary
             Tarolli.
11.1*        Calculation of pro forma net loss per share.
23.1         Consent of Price Waterhouse LLP, Independent Accountants.
23.2*        Consent of Counsel (included in Exhibit 5.1).
24.1*        Power of Attorney.
27.1*        Financial Data Schedule.


---------------
*  Previously filed.


+  Confidential treatment requested for portions of these agreements.